As filed with the Securities and Exchange Commission on October 26, 2007

Securities Act File No. 33-24962

Investment Company Act File No. 811-5186

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

Registration Statement under the Securities Act of 1933

Post-Effective Amendment No. 64

Registration Statement under the Investment Company Act of 1940

Amendment No. 66

ADVANCED SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

(Address of Principal Executive Offices) (Zip Code)

(203) 926-1888

(Registrant’s Telephone Number, Including Area Code)

Deborah A. Docs

Secretary

Advanced Series Trust

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

(Name and Address of Agent for Service)

Copies to:

Christopher E. Palmer

Goodwin Procter LLP

901 New York Avenue, N.W.

Washington, D.C. 20001

It is proposed that this filing will become effective (check appropriate space):

☐	immediately upon filing pursuant to paragraph (b).
☐	on October 24, 2007 pursuant to paragraph (b) of rule 485.
☐	60 days after filing pursuant to paragraph (a)(1).
☐	on (date) pursuant to paragraph (a)(1).
☐	75 days after filing pursuant to paragraph (a)(2).
☐	on October 26, 2007 pursuant to paragraph (a)(2) of rule 485.
☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Shares of Beneficial Interest of the Various Series of Advanced Series Trust

(Title of Securities Being Registered)

Explanatory Note

This Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A of Advanced Series Trust  (File Nos. 33-24962 and 811-5186) (the Registration Statement) is not intended to amend any of the prospectuses, dated May 1, 2007 and as amended and supplemented to date, or the statement of additional information, dated May 1, 2007 and as amended and supplemented to date. This Post-Effective Amendment No. 64 to the Registration Statement is being filed solely for the purpose of adding six new investment portfolios to Advanced Series Trust.

PROSPECTUS DATED NOVEMBER 19, 2007

ADVANCED SERIES TRUST

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Advanced Series Trust (the Trust) is an investment company that has of 49 separate publicly offered investment portfolios (each, a Trust Portfolio and collectively, the Trust Portfolios). This Prospectus discusses the following six Trust Portfolios (each, a Portfolio and collectively, the Portfolios):

AST CLS Growth Asset Allocation Portfolio

AST CLS Moderate Asset Allocation Portfolio

AST Horizon Growth Asset Allocation Portfolio

AST Horizon Moderate Asset Allocation Portfolio

AST Niemann Capital Growth Asset Allocation Portfolio

AST Western Asset Core Plus Bond Portfolio

The Statement of Additional Information relating to the Portfolios, dated November 19, 2007, and the prospectus and statement of additional information relating to the remaining 43 publicly offered Trust Portfolios, each dated May 1, 2007 and as amended and supplemented to date, are available without charge upon written request to Advanced Series Trust, One Corporate Drive, Shelton, Connecticut 06484 or by telephoning (800) 752-6342.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Trust is an investment vehicle for life insurance companies issuing variable annuity contracts and variable life insurance policies. Each variable annuity contract and variable life insurance policy involves fees and expenses not described in this Prospectus. Please read the prospectus for the variable annuity contract or variable life insurance policy for information regarding the contract or policy, including its fees and expenses.

The Trust received an order from the Securities and Exchange Commission permitting its Investment Managers, subject to approval by the Board of Trustees of the Trust, to change Sub-Advisors of each Portfolio without shareholder approval. For more information, please see this Prospectus under the caption “Management of the Trust.”

TABLE OF CONTENTS

Page	Caption
3	RISK/RETURN SUMMARY:
12	PAST PERFORMANCE
13	FEES AND EXPENSES:
17	INVESTMENT OBJECTIVES AND POLICIES:
23	MANAGEMENT OF THE TRUST:
27	CERTAIN RISK FACTORS AND INVESTMENT METHODS:
34	HOW TO BUY AND SELL SHARES OF THE PORTFOLIOS
38	OTHER INFORMATION
39	FINANCIAL HIGHLIGHTS:
I-1	APPENDIX I: INITIAL TARGET ASSET ALLOCATIONS FOR GROWTH ASSET ALLOCATION PORTFOLIOS
II-1	APPENDIX II: INITIAL TARGET ASSET ALLOCATIONS FOR MODERATE ASSET ALLOCATION PORTFOLIOS
III-1	APPENDIX III: INITIAL UNDERLYING PORTFOLIO WEIGHTS FOR ASSET ALLOCATION PORTFOLIOS
IV-1	APPENDIX IV: DESCRIPTION OF CERTAIN DEBT SECURITIES RATINGS

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RISK/RETURN SUMMARY

Advanced Series Trust (the Trust) currently has 49 publicly offered investment portfolios (each, a Trust Portfolio and collectively, the Trust Portfolios), six of which are described in this Prospectus (each, a Portfolio and collectively, the Portfolios). These six investment portfolios are: the AST CLS Growth Asset Allocation Portfolio, the AST CLS Moderate Asset Allocation Portfolio, the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio (each, an Asset Allocation Portfolio and collectively, the Asset Allocation Portfolios), and the AST Western Asset Core Plus Bond Portfolio (the Western Asset Core Plus Bond Portfolio).

AST Investment Services, Inc. (AST) and Prudential Investments LLC (PI) serve as co-managers to the Trust (each, an Investment Manager and together, the Investment Managers). The Investment Managers have engaged the following firms to serve as sub-advisors for the Portfolios (each, a Sub-Advisor and collectively the Sub-Advisors):

Portfolio	Sub-Advisor(s)
AST CLS Growth Asset Allocation Portfolio	CLS Investment Firm, LLC
AST CLS Moderate Asset Allocation Portfolio	CLS Investment Firm, LLC
AST Horizon Growth Asset Allocation Portfolio	Horizon Investments, LLC
AST Horizon Moderate Asset Allocation Portfolio	Horizon Investments, LLC
AST Niemann Capital Growth Asset Allocation Portfolio	Niemann Capital Management, Inc.
AST Western Asset Core Plus Bond Portfolio	Western Asset Management Company and Western Asset Management Company Limited

Introduction

Each Portfolio has its own investment goal and style (and, as a result, its own level of risk). It is possible to lose money when investing in any of the Portfolios. Investments in a Portfolio are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

It is not possible to provide an exact measure of the risk to which a Portfolio is subject, and a Portfolio’s risk will vary based on the securities that it holds at a given time. Nonetheless, based on each Portfolio’s investment style and the risks typically associated with that style, it is possible to assess in a general manner the risks to which a Portfolio will be subject. The following discussion highlights the investment strategies and risks of each Portfolio. Additional information about each Portfolio’s potential investments is included in this Prospectus under the caption “Investment Objectives and Policies.” Additional information about each Portfolio’s risks is included in this Prospectus under the caption “Certain Risk Factors and Other Investment Methods.”

Investment Objectives and Principal Investment Policies of the Asset Allocation Portfolios

Investment Objectives of the Asset Allocation Portfolios.   The investment objective of each of the Asset Allocation Portfolios is to obtain the highest potential total return consistent with its specified level of risk tolerance. The AST CLS Growth Asset Allocation Portfolio, the AST Horizon Growth Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio (collectively, the Growth Asset Allocation Portfolios) generally will have a higher level of risk tolerance than the AST CLS Moderate Asset Allocation Portfolio and the AST Horizon Moderate Asset Allocation Portfolio (together, the Moderate Asset Allocation Portfolios) because the Growth Asset Allocation Portfolios will tend to have greater exposure to equity securities than the Moderate Asset Allocation Portfolios. The investment objective and the definition of risk tolerance level are not fundamental policies for any of the Asset Allocation Portfolios and, therefore, may be changed by the Board of Trustees of the Trust (the Board)

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without shareholder approval. No assurance can be given that any of the Asset Allocation Portfolios will achieve its investment objective.

Principal Investment Policies of the Asset Allocation Portfolios.   The Asset Allocation Portfolios are “funds of funds.” That means that each Asset Allocation Portfolio invests primarily or exclusively in one or more mutual funds in accordance with its own asset allocation strategy. The mutual funds that may be used in connection with the Asset Allocation Portfolios include: (i) the other investment portfolios of the Trust that are not operated as “funds-of-funds” (collectively, the Underlying Trust Portfolios); (ii) certain exchange-traded funds (i.e., investment companies that are registered under the Investment Company Act of 1940 (the 1940 Act) as open-end funds or unit investment trusts and that have shares that trade intra-day on stock exchanges at market-determined prices) (collectively, the Underlying ETFs); and (iii) registered or non-registered money market funds advised by the Investment Managers or one of their affiliates (collectively, the Underlying Money Market Portfolios). The Underlying Trust Portfolios, the Underlying Money Market Portfolios, and the Underlying ETFs are collectively referred to as the “Underlying Portfolios.” Consistent with the investment objectives and policies of the Asset Allocation Portfolios, other mutual funds from time to time may be added to, or removed from, the list of Underlying Portfolios that may be used in connection with the Asset Allocation Portfolios.

Under normal market conditions, it is expected that the assets of the Asset Allocation Portfolios will be allocated among the equity and debt/money market asset classes as set forth below.

Asset Allocation Portfolio	Percentage of Net Assets Allocated to Equity Asset Class	Percentage of Net Assets Allocated to Debt Securities/Money Market Instruments Asset Class
AST CLS Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)
AST CLS Moderate Asset Allocation	50% (May range from 40 - 60%)	50% (May range from 40 - 60%)
AST Horizon Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)
AST Horizon Moderate Asset Allocation	50% (May range from 40 - 60%)	50% (May range from 40 - 60%)
AST Niemann Capital Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)

Each Asset Allocation Portfolio’s assets will be further allocated among various “core” and “off-benchmark” investment categories within the equity and debt/money market asset classes. Under normal circumstances, at least 90% of an Asset Allocation Portfolio’s assets will be allocated across as many as seven different “core” investment categories while up to 10% of its assets may be allocated to “off-benchmark” investment categories.

The seven “core” investment categories include: (i) domestic large-cap and mid-cap value equity securities; (ii) domestic large-cap and mid-cap growth equity securities; (iii) domestic small-cap value equity securities; (iv) domestic small-cap growth equity securities; (v) developed markets large-cap value equity securities; (vi) developed markets large-cap growth equity securities; and (vii) domestic fixed-income securities, including investment grade U.S. Government, corporate, and mortgage-backed securities, non-investment grade debt securities, and cash/money market instruments. “Off-benchmark” investment categories represent: (i) asset classes or investment styles that are not covered by, or are sub-sets of, the above-referenced “core” investment categories or (ii) exposure to the inverse of such “core” investment categories. Examples of “off-benchmark” investment categories include, but are not limited to, equity sectors such as real estate, technology, utilities, financials, or healthcare; inflation-indexed debt securities; developed markets debt securities; emerging markets equity and debt securities; commodities; or the inverse of certain asset classes or market segments.

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CLS Investment Firm, LLC (CLS), Horizon Investments, LLC (Horizon), and Niemann Capital Management, Inc. (Niemann Capital) (each, an AA Sub-Advisor and collectively, the AA Sub-Advisors) will be responsible for constructing these target asset allocations for the relevant Asset Allocation Portfolios, subject to certain limits established by the Investment Managers. The estimated initial target asset allocations and the related guidelines for the Growth Asset Allocation Portfolios are set forth in Appendix I to this Prospectus. The estimated initial target asset allocations and the related guidelines for the Moderate Asset Allocation Portfolios are set forth in Appendix II to this Prospectus. Such estimates are preliminary and subject to change in the sole discretion of the Investment Managers and the AA Sub-Advisors.

Combinations of Underlying Trust Portfolios and Underlying ETFs that are consistent with the relevant target asset allocations will be selected for each Asset Allocation Portfolio. Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be, and up to 100% of an Asset Allocation Portfolio’s assets may be, invested in Underlying Trust Portfolios. It is currently expected, however, that Underlying Trust Portfolios will be used solely to gain exposure to “core” investment categories. In addition, no more than 10% of an Asset Allocation Portfolio’s assets may be invested in Underlying ETFs. Underlying ETFs may be used to gain exposure to both “core” and “off-benchmark” investment categories. The estimated initial Underlying Portfolio weights for the Asset Allocation Portfolios are set forth in Appendix III to this Prospectus. Such estimates are preliminary and subject to change in the sole discretion of the Investment Managers and the AA Sub-Advisors.

It is expected that the AA Sub-Advisors will employ various tactical asset allocation strategies in connection with their establishment of target asset allocations and their selection of Underlying Trust Portfolios and/or Underlying ETFs for the Asset Allocation Portfolios. In general terms, tactical asset allocation involves occasional, short-term, tactical deviations from the base asset class mix in order to capitalize on unusual or exceptional investment opportunities. As described in greater detail above, redemptions of Underlying Trust Portfolio shares will be subject to certain limits established by the Investment Managers from time to time. These limits may adversely affect an Asset Allocation Portfolio’s investment performance by hindering the AA Sub-Advisor’s ability to utilize its tactical asset allocation strategy to capitalize on unusual or exceptional investment opportunities.

Investment Objective and Principal Investment Policies of the Western Asset Core Plus Bond Portfolio

Investment Objective of the Western Asset Core Plus Bond Portfolio.   The investment objective of the Western Asset Core Plus Bond Portfolio will be to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain the average duration specified for the Western Asset Core Plus Bond Portfolio. The investment objective and specified average duration figure are not fundamental policies for the Western Asset Core Plus Bond Portfolio and, therefore, may be changed by the Board without shareholder approval. No assurance can be given that the Western Asset Core Plus Bond Portfolio will achieve its investment objective. Western Asset Management Company (Western Asset) and Western Asset Management Company Limited (WAML) serve as the Sub-Advisors for the Western Asset Core Plus Bond Portfolio.

Principal Investment Policies of the Western Asset Core Plus Bond Portfolio.   The Western Asset Core Plus Bond Portfolio will invest in a portfolio of fixed-income securities of various maturities and, under normal market conditions, will invest at least 80% of its net assets in debt and fixed-income securities. To achieve its investment objective, the Western Asset Core Plus Bond Portfolio may invest in a variety of securities and instruments, including:

(1)   U.S. Government Obligations

(2)   corporate obligations (“corporate obligations” include, without limitation, preferred stock, convertible securities, zero coupon securities and pay-in-kind securities);

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(3)   inflation-indexed securities;

(4)   mortgage- and other asset-backed securities;

(5)   obligations of non-U.S. issuers, including obligations of non-U.S. governments, international agencies or supranational organizations;

(6)         fixed-income securities of non-governmental U.S. or non-U.S. issuers;

(7)   taxable municipal obligations;

(8)   variable and floating rate debt securities;

(9)   commercial paper and other short-term investments;

(10) certificates of deposit, time deposits, and bankers’ acceptances;

(11) loan participations and assignments;

(12) structured notes; and

(13) repurchase agreements.

Duration refers to the range within which the average modified duration of the Western Asset Core Plus Bond a Portfolio is expected to fluctuate. Modified duration measures the expected sensitivity of market price to changes in interest rates, taking into account the effects of structural complexities (for example, some bonds can be prepaid by the issuer). The target average modified duration of the Western Asset Core Plus Bond Portfolio is expected to range within 30% of the duration of the domestic bond market as a whole (normally three to six years, although this may vary). Therefore, the range within which the average modified duration of the Western Asset Core Plus Bond Portfolio is expected to fluctuate is generally 2.5 to 7 years. The Western Asset Core Plus Bond Portfolio’s average modified duration may fall outside of its expected average modified duration range due to market movements. If this happens, Western Asset and WAML will take action to bring the Western Asset Core Plus Bond Portfolio’s average modified duration back within the Portfolio’s expected average modified duration range within a reasonable period of time.

The Western Asset Core Plus Bond Portfolio may invest up to 15% of its net assets in debt securities that are rated, at the time of purchase, below investment grade, but at least B-/B3, or if unrated, are determined by Western Asset or WAML to be of comparable quality. For purposes of the foregoing credit quality policy, the Western Asset Core Plus Bond Portfolio will consider a security to be rated below investment grade if it is not rated Baa/BBB or above by at least one nationally recognized rating agency (or, if unrated, is determined by Western Asset or WAML to be of comparable quality). Securities rated below investment grade are commonly known as “junk bonds” or “high-yield securities.” The continued holding of securities downgraded below investment grade or, if unrated, determined by Western Asset or WAML to be of comparable quality, will be evaluated by Western Asset and WAML on a case-by-case basis. As a result, the Western Asset Core Plus Bond Portfolio may from time to time hold debt securities that are rated below investment grade. Information on the ratings issued to debt securities by certain rating agencies is included in Appendix IV to this Prospectus.

The Western Asset Core Plus Bond Portfolio also may invest: (i) up to 25% of its total assets in the securities of foreign issuers, including emerging markets issuers, and (ii) up to 20% of its total assets in non-U.S. dollar denominated securities.

Principal Risks of the Portfolios

Investments in the Portfolios are not guaranteed; investors may lose money by investing in a Portfolio. At any time, an investment in a mutual fund may be worth more or less than the price an investor originally

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paid for it. Investors may lose money by investing in a Portfolio because: (i) the value of the investments it owns changes, sometimes rapidly and unpredictably; (ii) the Portfolio is not successful in reaching its goal because of its strategy or because it did not implement its investment strategy properly; or (iii) unforeseen occurrences in the securities markets negatively affect the Portfolio.

Set forth below is a description of the “fund of funds” structure that will be employed by each of the Asset Allocation Portfolios and the principal risks to the Asset Allocation Portfolios associated with the use of this structure.

“Fund of Funds” Structure Description.   As set forth above, each Asset Allocation Portfolio will be a “fund of funds.” Each Asset Allocation Portfolio will have its own target asset allocation and will invest in different combinations of Underlying Portfolios. The value of mutual fund shares will fluctuate. As a result, the investment performance of each Asset Allocation Portfolio will depend on how its assets are allocated and reallocated among the Underlying Portfolios. Because each of the Asset Allocation Portfolios will invest primarily or exclusively in shares of the Underlying Portfolios under normal circumstances, the risks associated with each Asset Allocation Portfolio will be closely related to the risks associated with the securities and other investments held by the relevant Underlying Portfolios. The ability of each Asset Allocation Portfolio to achieve its investment objective will depend on the ability of the relevant Underlying Portfolios to achieve their respective investment objectives.

Asset Allocation Risk.   Asset allocation risk is the risk that an AA Sub-Advisor may allocate assets to an asset class that underperforms other asset classes. For example, an Asset Allocation Portfolio may be overweighed in the equity asset class when the stock market is falling and the fixed-income market is rising. Likewise, an Asset Allocation Portfolio may be overweighed in the fixed-income asset class when the stock market is falling and the equity markets are rising.

Underlying Portfolio Selection Risk.   Underlying Portfolio selection risk is the risk that the Underlying ETFs selected by the AA Sub-Advisors and the Underlying Trust Portfolios selected by PI will underperform relevant markets, relevant indices, or other mutual funds with similar investment objectives and strategies.

Sub-Advisor Selection Risk for Underlying Trust Portfolios.   Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be, and up to 100% of an Asset Allocation Portfolio’s assets may be, invested in Underlying Trust Portfolios. Sub-Advisor selection risk is the risk that the Investment Managers’ decision to select or replace a sub-advisor for an Underlying Trust Portfolio does not produce the intended result. The Investment Managers, however, are not responsible for the day-to-day management of the Underlying Trust Portfolios or the Underlying ETFs.

Fund of Funds Risk.   In addition to the Asset Allocation Portfolios, the Investment Managers serve as investment manager to other Trust Portfolios that invest primarily in Underlying Trust Portfolios (collectively with the Asset Allocation Portfolios, the Affiliated Funds of Funds). An Underlying Trust Portfolio may experience relatively large purchases or redemptions from one or more Affiliated Funds of Funds. Although the Investment Managers seek to minimize the impact of these transactions by structuring them over a reasonable period of time or through the enforcement of certain limits on redemptions of Underlying Trust Portfolio shares, an Underlying Trust Portfolio may experience increased expenses as it buys and sells securities to respond to transactions initiated by an Affiliated Funds of Funds. An Underlying Trust Portfolio’s investment performance also may be adversely affected if it must buy and sell securities at inopportune times to respond to transactions initiated by an Affiliated Funds of Funds. In addition, because the Affiliated Funds of Funds may own a substantial portion of an Underlying Trust Portfolio, a large-scale redemption initiated by one or more Affiliated Funds of Funds could cause an Underlying Trust Portfolio’s expense ratio to increase as such portfolio’s fixed costs would be spread over a smaller asset base. As a result, these transactions could have an adverse effect on an Affiliated Funds of Funds, including an Asset Allocation Portfolio, that continues to remain invested in such Underlying Trust Portfolios.

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Set forth below is a description of certain equity securities and related investment methods that the Asset Allocation Portfolios may indirectly invest in or use through their investments in the Underlying Portfolios, and certain of the primary risks to the Asset Allocation Portfolios associated with such equity securities and investment methods. Because the Growth Asset Allocation Portfolios will tend to have greater exposure to equity securities than the Growth Asset Allocation Portfolios, such risks generally will apply more to the Growth Asset Allocation Portfolios than the Moderate Asset Allocation Portfolios.

Market Risk.   Market risk is the risk that the equity markets in which an Underlying Portfolio invests will go down in value, including the possibility that an equity market will go down sharply and unpredictably.

Selection Risk.   Selection risk is the risk that the equity securities selected by the investment managers or sub-advisors for the relevant Underlying Portfolio will under perform the market, the relevant indices, or other funds with similar investment objectives and investment strategies.

Common and Preferred Stocks Risk.   Certain of the Underlying Portfolios also may invest in common and preferred stocks. Common and preferred stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on the company’s income for purposes of receiving dividend payments and on the company’s assets in the event of liquidation. Common and preferred stocks can experience sharp declines in value over short or extended periods of time, regardless of the success or failure of a company’s operations. Stocks can decline for many reasons, including due to adverse economic, financial, or political developments and developments related to the particular company, the industry of which it is a part, or the securities markets generally.

Investment Style Risk.   An AA Sub-Advisor may emphasize a particular investment style, such as a “growth” or “value” style, when establishing the target asset allocation for an Asset Allocation Portfolio. Specific investment styles, however, tend to go in and out of favor and may not produce the best results over short or longer time periods. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Likewise, an Asset Allocation Portfolio’s exposure to value stocks through its investments in the Underlying Portfolios carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock believed to be undervalued may actually be appropriately priced.

Small- and Mid-Capitalization Company Risk.   An AA Sub-Advisor may emphasize small-cap equity securities when establishing the target asset allocation for an Asset Allocation Portfolio. Likewise, PI may emphasize the selection of Underlying Trust Portfolios that invest primarily in medium-capitalization stocks when choosing Underlying Portfolios that are consistent with the then-current target asset allocations for the large-cap and mid-cap value and growth investment categories. The shares of small and medium-sized companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on an Underlying Portfolio’s ability to sell these securities. In the case of small cap technology companies, the risks associated with technology company stocks, which tend to be more volatile than other sectors, are magnified.

Market Sector/Industry Risk.   Each AA Sub-Advisor may allocate up to 10% of the relevant Asset Allocation Portfolio’s assets to “off-benchmark” investment categories, including various market sectors and industries such as real estate, technology, or utilities. Underlying Portfolios that emphasize investments in a particular market sector or industry are subject to an additional risk factor because they are generally less diversified than most equity funds. As a result, an Underlying Portfolio could experience sharp price declines when conditions are unfavorable in the market sector or industry in which it invests.

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Set forth below is a description of certain fixed-income and foreign securities and related investment methods that the Western Asset Core Plus Bond Portfolio and Asset Allocation Portfolios may directly or indirectly invest in or use and the primary risks associated with such securities and investment methods.

Market Risk.   Market risk is the risk that the fixed-income or foreign markets in which invests will go down in value, including the possibility that a market will go down sharply and unpredictably.

Selection Risk.   Selection risk is the risk that the fixed-income or foreign securities selected by the investment managers or sub-advisors for an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will underperform the market, the relevant indices, or other funds with similar investment objectives and investment strategies.

Interest Rate Risk.   Each Portfolio is subject to interest rate risk. Interest rate risk is the risk that the rates of interest income generated by the fixed-income investments of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may decline due to a decrease in market interest rates and the market prices of the fixed-income investments of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may decline due to an increase in market interest rates. Generally, the longer the maturity of a fixed-income security, the greater is the negative effect on its value when rates increase.

Credit Risk.   Each Portfolio is also subject to credit risk. Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that debt securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Non-investment grade debt—also known as “high-yield bonds” or “junk bonds”—have a higher risk of default and tend to be less liquid than higher-rated securities. Increasing the amount of Portfolio assets allocated lower-rated securities generally will increase the credit risk to which the Portfolio is subject.

“Junk Bond” Risk.   Debt securities that are rated below investment grade by a rating agency (i.e., securities not rated Baa/BBB or above by at least one rating agency), or, if not rated, that are determined to be of equivalent investment quality by the relevant investment manager or sub-advisor, are often referred to as “junk bonds.” Each Asset Allocation Portfolio may have exposure to “junk bonds” through the allocation of assets to the domestic securities fixed-income investment category. Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 15% of its total assets in “junk bonds.” Junk bonds are considered predominantly speculative with respect to the issuer’s continuing ability to make principal and interest payments. In addition, the market for lower-rated bonds may be thinner and less active than the market for higher-rated bonds, and the prices of lower-rated bonds may fluctuate more than the prices of higher-rated bonds, particularly in times of market stress.

Prepayment or Call Risk.   Prepayment or call risk is the risk that issuers will prepay fixed-rate obligations held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio when interest rates fall, forcing the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to reinvest in obligations with lower interest rates than the original obligations.

Foreign Investment Risk.   An AA Sub-Advisor also may emphasize exposure to foreign and emerging markets securities when establishing the target asset allocation for an Asset Allocation Portfolio. Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 25% of its total assets in the securities of non-U.S. issuer and up to 20% of its total assets in non-U.S. dollar denominated securities. Investing in foreign and emerging markets securities generally involves more risk than investing in securities of U.S. issuers. Foreign investment risk includes the specific risks described below:

Currency Risk:   Changes in currency exchange rates may affect the value of foreign securities held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio and the amount of income available for distribution. If a foreign currency grows weaker relative to the U.S. dollar, the value of securities denominated in that foreign currency generally decreases in terms of U.S. dollars. If

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an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio does not correctly anticipate changes in exchange rates, its share price could decline as a result. In addition, certain hedging activities may cause an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to lose money and could reduce the amount of income available for distribution.

Emerging Markets Risks:   To the extent that a Portfolio has exposure to emerging markets, it may face higher political, information, and stock market risks. In addition, profound social changes and business practices that depart from norms in developed countries’ economies have in the past sometimes hindered the orderly growth of emerging economies and their stock markets. High levels of debt may make emerging economies heavily reliant on foreign capital and vulnerable to capital flight.

Foreign Market Risk:   Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Because of differences in accounting standards and custody and settlement practices, investing in foreign securities generally involves more risk than investing in securities of U.S. issuers.

Information Risk:   Financial reporting standards for companies based in foreign markets usually differ from those in the United States. Since the “numbers” themselves sometimes mean different things, the sub-advisers devote much of their research effort to understanding and assessing the impact of these differences upon a company’s financial conditions and prospects.

Liquidity Risk:   Stocks that trade less can be more difficult or more costly to buy, or to sell, than more liquid or active stocks. This liquidity risk is a factor of the trading volume of a particular stock, as well as the size and liquidity of the entire local market. On the whole, foreign exchanges are smaller and less liquid than the U.S. market. This can make buying and selling certain shares more difficult and costly. Relatively small transactions in some instances can have a disproportionately large effect on the price and supply of shares. In certain situations, it may become virtually impossible to sell a stock in an orderly fashion at a price that approaches an estimate of its value.

Political Developments:   Political developments may adversely affect the value of the foreign securities held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio.

Political Risk:   Some foreign governments have limited the outflow of profits to investors abroad, extended diplomatic disputes to include trade and financial relations, and imposed high taxes on corporate profits.

Regulatory Risk:   Some foreign governments regulate their exchanges less stringently, and the rights of shareholders may not be as firmly established.

Mortgage-Backed and Asset-Backed Securities Risks.   Mortgage-backed securities represent the right to receive a portion of principal and/or interest payments made on a pool of residential or commercial mortgage loans and are subject to certain risks. Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a Portfolio that has exposure to mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio because such portfolio will have to reinvest that money at the lower prevailing interest rates.

Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed-income securities, the value of asset-backed securities typically increases when interest rates fall and decreases when interest rates rise. Certain asset-backed securities may also be subject to the risk of prepayment. In a period of declining interest rates, borrowers may pay what they owe on the underlying assets more quickly than anticipated. Prepayment

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reduces the yield to maturity and the average life of the asset-backed securities. In addition, when an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio reinvests the proceeds of a prepayment it may receive a lower interest rate. Asset-backed securities may also be subject to extension risk, that is, the risk that, in a period of rising interest rates, prepayments may occur at a slower rate than expected. As a result, the average duration of the portfolio of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may increase. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities.

Inflation-Indexed Securities Risks.   Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. The interest rate on these bonds is fixed at issuance, and is generally lower than the interest rate on typical bonds. Over the life of the bond, however, this interest will be paid based on a principal value that has been adjusted for inflation. Repayment of the adjusted principal upon maturity may be guaranteed, but the market value of the bonds is not guaranteed, and will fluctuate. Each Portfolio may have exposure to inflation-indexed bonds that do not provide a repayment guarantee. While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to losses.

Hedging Risk.   The decision as to whether and to what extent an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will engage in hedging transactions to hedge against such risks as credit risk, currency risk, and interest rate risk will depend on a number of factors, including prevailing market conditions, the composition of such portfolio and the availability of suitable transactions. Accordingly, no assurance can be given that an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will engage in hedging transactions at any given time or from time to time, even under volatile market environments, or that any such strategies, if used, will be successful. Hedging transactions involve costs and may result in losses.

Liquidity Risk.   Liquidity risk exists when particular investments are difficult to sell. An Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may not be able to sell these illiquid investments at the best prices. Investments in derivatives, foreign investments, mortgage-backed securities, asset-backed securities, small and medium capitalization stocks, and “junk” bonds tend to involve greater liquidity risk.

Derivatives Risk.   Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may, but are not required to, use derivative instruments for risk management purposes or as part of their investment strategies. Generally, a derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to stocks, bonds, interest rates, currencies, or currency exchange rates, and related indexes. Examples of derivatives include options, futures, forward agreements, swap agreements (including, but not limited to, interest rate and credit default swaps), and credit-linked securities. These Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may use derivatives to earn income and enhance returns, to manage or adjust their risk profile, to replace more traditional direct investments, or to obtain exposure to certain markets. As open-end investment companies registered with the Securities and Exchange Commission (the Commission), these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio are subject to the federal securities laws, including the 1940 Act, related rules, and various Commission and Commission staff positions. In accordance with these positions, with respect to certain kinds of derivatives, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other Commission- or staff-approved measures, while the derivative contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio must cover its open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio is

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permitted to set aside liquid assets in an amount equal to such Portfolio’s daily marked-to-market (net) obligations, if any (i.e., such Portfolio's daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio will have the ability to employ leverage to a greater extent than if such Portfolio were required to segregate assets equal to the full notional value of such contracts. The Trust reserves the right to modify the asset segregation policies of the Underlying Portfolios and the Western Asset Core Plus Bond Portfolio in the future to comply with any changes in the positions articulated from time to time by the Commission and its staff.

Derivatives are volatile and involve significant risks, including:

Credit Risk:   The risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio.

Currency Risk:   The risk that changes in the exchange rate between currencies will adversely affect the value (in U.S. dollar terms) of an investment.

Leverage Risk:   The risk associated with certain types of investments or trading strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

Liquidity Risk:   The risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth.

Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may use derivatives for hedging purposes, including anticipatory hedges. Hedging is a strategy in which such a portfolio uses a derivative to offset the risks associated with its other holdings. While hedging can reduce losses, it can also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio or if the cost of the derivative outweighs the benefit of the hedge. Hedging also involves the risk that changes in the value of the derivative will not match those of the holdings being hedged as expected by the relevant Underlying Portfolio or the Western Asset Core Plus Bond Portfolio, in which case any losses on the holdings being hedged may not be reduced and may be increased. No assurance can be given that any hedging strategy will reduce risk or that hedging transactions will be either available or cost effective. The relevant Underlying Portfolio and the Western Asset Core Plus Bond Portfolio are not required to use hedging and may choose not to do so. Because certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may use derivatives to seek to enhance returns, their investments will expose them to the risks outlined above to a greater extent than if they used derivatives solely for hedging purposes. The use of derivatives to seek to enhance returns may be considered speculative.

Portfolio Turnover Risk.   Subject to certain guidelines established by PI, the AA Sub-Advisors may pursue occasional, short-term, tactical shifts in an Asset Allocation Portfolio’s target asset allocation and/or Underlying Portfolio weights in order to capitalize on unusual or exceptional investment opportunities. Likewise, the length of time the Western Asset Core Plus Bond Portfolio has held a particular security is not generally a consideration in investment decisions. The use of these strategies may result in the frequent purchase and sale of Securities and higher costs for brokerage commissions, dealer mark-ups, and other transaction-related expenses. These trading expenses may adversely affect a Portfolio’s investment performance.

PAST PERFORMANCE:

Since none of the Portfolios had commenced operations as of the date of this Prospectus, no investment performance information is presented.

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FEES AND EXPENSES:

The table below describes the fees and expenses that you may pay if you buy and hold shares of a Portfolio.

SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases	N/A*
Maximum Deferred Sales Charge (Load)	N/A*
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	N/A*
Redemption Fees	N/A*
Exchange Fee	N/A*

*       Because Portfolio shares may be purchased through variable insurance products, the prospectus of the relevant product should be carefully reviewed for information on the charges and expenses of those products. This table does not reflect any such charges; and the expenses shown would be higher if such charges were reflected.

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Annual Fund Operating Expenses (expenses that are deducted from Portfolio assets):

Portfolio:	Management Fees		Other Expenses		Underlying Portfolio Fees & Expenses		Total Annual Portfolio Operating Expenses
AST CLS Growth Asset Allocation	0.30	%(1)	0.21	%(3)	0.86	%(6)	1.37%
AST CLS Moderate Asset Allocation	0.30	%(1)	0.21	%(3)	0.81	%(6)	1.32%
AST Horizon Growth Asset Allocation	0.30	%(2)	0.21	%(4)	0.82	%(6)	1.33%
AST Horizon Moderate Asset Allocation	0.30	%(2)	0.21	%(4)	0.78	%(6)	1.29%
AST Niemann Capital Growth Asset Allocation	0.30	%(2)	0.21	%(4)	0.84	%(6)	1.35%
AST Western Asset Core Plus Bond	0.70%		0.10	%(5)	NONE		0.80%

(1)    The contractual investment management fee for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio is 0.30% of such Asset Allocation Portfolio’s average daily net assets. The Investment Managers, however, have voluntarily agreed to waive a portion of their investment management fees and/or reimburse expenses for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio so that their investment management fees equal 0.30% of such Asset Allocation Portfolio’s average daily net assets to $100 million; 0.25% of such Asset Allocation Portfolio’s average daily net assets from $100 million to $200 million; and 0.20% of such Asset Allocation Portfolio’s average daily net assets over $200 million. These arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

(2)    The contractual investment management fee for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio is 0.30% of such Asset Allocation Portfolio’s average daily net assets. The Investment Managers, however, have voluntarily agreed to waive a portion of their investment management fees and/or reimburse expenses for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio so that their investment management fees equal 0.30% of such Asset Allocation Portfolio’s average daily net assets to $250 million; 0.25% of such Asset Allocation Portfolio’s average daily net assets from $250 million to $750 million; and 0.20% of such Asset Allocation Portfolio’s average daily net assets over $750 million. These arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

(3)    Based on estimated amounts for the current fiscal year. As used in connection with the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio, “Other Expenses” includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. The AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio will not directly pay any administrative fees to participating insurance companies at the “fund-of-funds” level for the printing and mailing of fund prospectuses and

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shareholder reports. The Underlying Trust Portfolios, however, are subject to administrative fees of between 0.07% and 0.10% of their average daily net assets on an annualized basis. Such administrative fee will compensate participating insurance companies for providing certain services to beneficial shareholders in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports. The Investment Managers have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $100 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $100 million to $200 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $200 million. These arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

(4)    Based on estimated amounts for the current fiscal year. As used in connection with the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio, “Other Expenses” includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. The AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio will not directly pay any administrative fees to participating insurance companies at the “fund-of-funds” level for the printing and mailing of fund prospectuses and shareholder reports. The Underlying Trust Portfolios, however, are subject to administrative fees of between 0.07% and 0.10% of their average daily net assets on an annualized basis. Such administrative fee will compensate participating insurance companies for providing certain services to beneficial shareholders in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports. The Investment Managers have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $250 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $250 million to $750 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $750 million. These arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

(5)    Based on estimated amounts for the current fiscal year. As used in connection with the Western Asset Core Plus Bond Portfolio, “other expenses” includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. The Western Asset Core Plus Bond Portfolio also will pay participating insurance companies an administrative services fee of between 0.07% and 0.10% of its average daily net assets on an annualized basis. Such administrative fees will compensate participating insurance companies for providing certain services to beneficial shareholders in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports.

(6)    Each Asset Allocation Portfolio will indirectly bear a pro rata portion of the fees and expenses of the Underlying Portfolios in which it invests. The expenses shown under “Underlying Portfolio Fees and Expenses” represent a weighted average of the expense ratios of the Underlying Portfolios for the year ended December 31, 2006 based upon each Asset Allocation Portfolio’s expected initial holdings in the Underlying Portfolios. Such expected holdings are preliminary and subject to change without prior notice. No sales loads, distribution fees, service fees, redemption fees, or other transaction fees will be assessed in connection with the Asset Allocation Portfolios’ purchase or redemption of Underlying Trust Portfolio shares. Purchases and sales of Underlying ETFs will be subject to brokerage commissions, dealer mark-ups, and/or other transaction-related costs.

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Expense Examples:

These examples are intended to help you compare the cost of investing in a Portfolio with the cost of investing in other mutual funds.

The Examples assume that you invest $10,000 in a Portfolio for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that each Portfolio’s total operating expenses remain the same, and that no expense waivers and reimbursements are in effect. These Examples do not reflect any charges or expenses for variable insurance products. The expenses shown below would be higher if these charges or expenses were included. Based on these assumptions your costs would be:

Portfolio:	1 year	3 years
AST CLS Growth Asset Allocation	$139	$434
AST CLS Moderate Asset Allocation	$134	$418
AST Horizon Growth Asset Allocation	$135	$421
AST Horizon Moderate Asset Allocation	$131	$409
AST Niemann Capital Growth Asset Allocation	$137	$428
AST Western Asset Core Plus Bond	$82	$255

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INVESTMENT OBJECTIVES AND POLICIES:

General.   The investment objective and policies for each Portfolio are described below. While certain policies apply to each Portfolio, generally each Portfolio has a different investment focus. As a result, the risks, opportunities, and returns associated with investing in a Portfolio will differ. If approved by the Trustees, the Trust may add more Trust Portfolios and may cease to offer any existing Trust Portfolio in the future.

Each Portfolio has its own investment goal and style (and, as a result, its own level of risk). It is possible to lose money when investing in any of the Portfolios. Investments in a Portfolio are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

It is not possible to provide an exact measure of the risk to which a Portfolio is subject, and a Portfolio’s risk will vary based on the securities that it holds at a given time. Nonetheless, based on each Portfolio’s investment style and the risks typically associated with that style, it is possible to assess in a general manner the risks to which a Portfolio will be subject. The following discussion highlights the investment strategies and risks of each Portfolio. Additional information about each Portfolio’s risks is included in this Prospectus under the caption “Certain Risk Factors and Other Investment Methods.”

Investment Objectives and Principal Investment Policies of the Asset Allocation Portfolios

Investment Objectives of the Asset Allocation Portfolios.   The investment objective of each of the Asset Allocation Portfolios is to obtain the highest potential total return consistent with its specified level of risk tolerance. The Growth Asset Allocation Portfolios generally will have a higher level of risk tolerance than the Moderate Asset Allocation Portfolios because the Growth Asset Allocation Portfolios will tend to have greater exposure to equity securities than the Moderate Asset Allocation Portfolios. The investment objective and the definition of risk tolerance level are not fundamental policies for any of the Asset Allocation Portfolios and, therefore, may be changed by the Board without shareholder approval. No assurance can be given that any of the Asset Allocation Portfolios will achieve its investment objective.

Principal Investment Policies of the Asset Allocation Portfolios.   The Asset Allocation Portfolios are “funds of funds.” That means that each Asset Allocation Portfolio invests primarily or exclusively in one or more mutual funds in accordance with its own asset allocation strategy. The mutual funds that may be used in connection with the Asset Allocation Portfolios include: (i) the Underlying Trust Portfolios; (ii) the Underlying ETFs; and (iii) the Underlying Money Market Portfolios. The Underlying Trust Portfolios, the Underlying Money Market Portfolios, and the Underlying ETFs are collectively referred to as the “Underlying Portfolios.” Consistent with the investment objectives and policies of the Asset Allocation Portfolios, other mutual funds from time to time may be added to, or removed from, the list of Underlying Portfolios that may be used in connection with the Asset Allocation Portfolios.

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Under normal market conditions, it is expected that the assets of the Asset Allocation Portfolios will be allocated among the equity and debt/money market asset classes as set forth below.

Asset Allocation Portfolio	Percentage of Net Assets Allocated to Equity Asset Class	Percentage of Net Assets Allocated to Debt Securities/Money Market Instruments Asset Class
AST CLS Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)
AST CLS Moderate Asset Allocation	50% (May range from 40 - 60%)	50% (May range from 40 - 60%)
AST Horizon Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)
AST Horizon Moderate Asset Allocation	50% (May range from 40 - 60%)	50% (May range from 40 - 60%)
AST Niemann Capital Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)

Each Asset Allocation Portfolio’s assets will be further allocated among various “core” and “off-benchmark” investment categories within the equity and debt/money market asset classes. Under normal circumstances, at least 90% of an Asset Allocation Portfolio’s assets will be allocated across as many as seven different “core” investment categories while up to 10% of its assets may be allocated to “off-benchmark” investment categories.

The seven “core” investment categories include: (i) domestic large-cap and mid-cap value equity securities; (ii) domestic large-cap and mid-cap growth equity securities; (iii) domestic small-cap value equity securities; (iv) domestic small-cap growth equity securities; (v) developed markets large-cap value equity securities; (vi) developed markets large-cap growth equity securities; and (vii) domestic fixed-income securities, including investment grade U.S. Government, corporate, and mortgage-backed securities, non-investment grade debt securities, and cash/money market instruments. “Off-benchmark” investment categories represent: (i) asset classes or investment styles that are not covered by, or are sub-sets of, the above-referenced “core” investment categories or (ii) exposure to the inverse of such “core” investment categories. Examples of “off-benchmark” investment categories include, but are not limited to, equity sectors such as real estate, technology, utilities, financials, or healthcare; inflation-indexed debt securities; developed markets debt securities; emerging markets equity and debt securities; commodities; or the inverse of certain asset classes or market segments. CLS, Horizon, and Niemann Capital will be responsible for constructing these target asset allocations for the relevant Asset Allocation Portfolios, subject to certain guidelines established by the Investment Managers.

Combinations of Underlying Trust Portfolios and Underlying ETFs will be selected for each Asset Allocation Portfolio that are consistent with the relevant target asset allocations. Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be, and up to 100% of an Asset Allocation Portfolio’s assets may be, invested in Underlying Trust Portfolios. It is currently expected, however, that Underlying Trust Portfolios will be used solely to gain exposure to “core” investment categories. In addition, no more than 10% of an Asset Allocation Portfolio’s assets may be invested in Underlying ETFs. Underlying ETFs may be used to gain exposure to both “core” and “off-benchmark” investment categories.

Establishment of Target Asset Allocations.   PI will begin this investment process by employing various quantitative and qualitative research methods to select weighted combinations of one or more Underlying Trust Portfolios to be used as fulfillment options for each “core” investment category. That means that all Asset Allocation Portfolio assets that are allocated to Underlying Trust Portfolios within a particular “core” investment category by an AA Sub-Advisor will be invested in accordance with these Underlying

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Trust Portfolio weights. Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be allocated to Underlying Trust Portfolios or to “core” investment categories.

The AA Sub-Advisors will analyze PI’s Underlying Trust Portfolio weights and related information in order to establish the initial target allocation of Asset Allocation Portfolio assets among the equity and debt/money market asset classes and among the various investment categories within those asset classes. The expected target asset allocation for the Growth Asset Allocation Portfolios will emphasize investments in the equity asset class while the expected target asset allocation for the Moderate Asset Allocation Portfolios will emphasize balanced investments in both the equity and debt/money market asset classes. The target asset allocations established by the AA Sub-Advisors will be subject to certain guidelines established by PI. In particular, PI will set and interpret guidelines as to the percentage of Asset Allocation Portfolio assets that an AA Sub-Advisor may be allocate to: (i) the equity and debt/money market asset classes; (ii) any particular “core” investment category (e.g., large-cap value vs. large-cap growth); (iii) “off-benchmark” investment categories; and (iv) Underlying ETFs.

The estimated initial target asset allocations and the related guidelines for the Growth Asset Allocation are set forth in Appendix I to this Prospectus. The estimated initial target asset allocations and the related guidelines for the Moderate Asset Allocation are set forth in Appendix II to this Prospectus. Such estimates are preliminary and subject to change in the sole discretion of the Investment Managers and the AA Sub-Advisors.

Selection of Underlying Portfolios.   Each AA Sub-Advisor will then select from among the AST PIMCO Total Return Bond Portfolio, the AST Western Asset Core Plus Bond Portfolio, and the AST Money Market Portfolio to provide all or a portion of the required exposure to the domestic fixed-income securities “core” investment category. These selections will be consistent with the relevant Asset Allocation Portfolio’s then-current target asset allocation. (In the future, additional or different fixed income Underlying Trust Portfolios may be used.) With respect to the remaining 10% of the Asset Allocation Portfolio’s assets, the AA Sub-Advisors may use: (i) Underlying ETFs (including ETFs that invest primarily in non-investment grade debt securities) or the Underlying Trust Portfolios to gain additional exposure to “core” investment categories and/or (ii) Underlying ETFs to add exposure to “off-benchmark” investment categories. No more than 10% of an Asset Allocation Portfolio’s assets may be invested in Underlying ETFs or in “off-benchmark” investment categories. The estimated initial Underlying Portfolio weights for the Asset Allocation Portfolios are set forth in Appendix III to this Prospectus. Such estimates are preliminary and subject to change in the sole discretion of the Investment Managers and the AA Sub-Advisor.

Implementation of Target Asset Allocations and Underlying Portfolio Selections.   PI will handle the day-to-day purchase, retention, and sale of shares of the Underlying Portfolios. Such purchases and sales generally will be made in accordance with the target asset allocation and Underlying Portfolio weights for the relevant Asset Allocation Portfolio. Each AA Sub-Advisor may, from time to time, change the target asset allocation and/or Underlying ETF weights for an Asset Allocation Portfolio. In addition, PI may, from time to time, change the Underlying Trust Portfolio weights for any of the “core” investment categories. In the event of any such change, PI will purchase and redeem shares of the relevant Underlying Portfolios in order to cause the Asset Allocation Portfolio’s actual holdings to match the then-current target asset allocation and/or Underlying Portfolio weights for that Asset Allocation Portfolio. Purchases and sales of Underlying Trust Portfolios resulting from changes to target asset allocations and/or Underlying Portfolio weights, however, will be subject to guidelines established from time to time by PI. Currently, under normal circumstances, no more than 1% of an Asset Allocation Portfolio’s holdings in Underlying Trust Portfolios in any particular “core” investment category (e.g., large-cap growth or large-cap value investment categories) may be redeemed on any particular day in order to effect a related target asset allocation or Underlying Portfolio weight shift. Unlike transactions in Underlying Trust Portfolio shares, transactions in Underlying ETFs will not be subject to the above-referenced guidelines or any other

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limitations. Frequent purchases and sales of Underlying ETFs by an Asset Allocation Portfolio may, however, result in higher costs for brokerage commissions and other transaction-related expenses. These trading expenses may adversely affect an Asset Allocation Portfolio’s investment performance.

Description of AA Sub-Advisors’ Investment Methodologies.   Each AA Sub-Advisor will emphasize a different investment methodology in determining target asset allocations and selecting Underlying Trust Portfolios and/or Underlying ETFs for the Asset Allocation Portfolios. It is expected, however, that the AA Sub-Advisors will employ various tactical asset allocation strategies in connection with the establishment of target asset allocations and selection of Underlying Trust Portfolios and/or Underlying ETFs for the Asset Allocation Portfolios. In general terms, tactical asset allocation involves occasional, short-term, tactical deviations from the base asset class mix in order to capitalize on unusual or exceptional investment opportunities. As described in greater detail above, redemptions of Underlying Trust Portfolio shares will be subject to certain limits established by the Investment Managers from time to time. These limits may adversely affect an Asset Allocation Portfolio’s investment performance by hindering the AA Sub-Advisor’s ability to utilize its tactical asset allocation strategy to capitalize on unusual or exceptional investment opportunities.

AST CLS Growth Asset Allocation Portfolio and AST CLS Moderate Asset Allocation Portfolio.   CLS uses its proprietary risk budgeting methodology to set a risk budget for each of the AST CLS Growth Asset Allocation Portfolio and AST CLS Moderate Asset Allocation Portfolio based on their respective target asset allocations. CLS will adjust the target asset allocation among the various asset classes while keeping the risk of the relevant Portfolio in line with the target allocation. CLS uses its risk analysis combined with fundamental and quantitative analysis to distinguish between those asset classes that are attractive and those asset classes that should receive an underweighted allocation.

AST Horizon Growth Asset Allocation Portfolio and AST CLS Horizon Asset Allocation Portfolio.   The Horizon portfolio management team incorporates analysis from both a quantitative and economic perspective. Its research-driven methodology produces market trajectories that are reviewed at frequent and consistent intervals. Horizon utilizes high-frequency data to obtain leading indicators of future market activity and to identify current trends in market leadership. This analysis also incorporates the global weights for geography, size, and style and then modifies these global weights based on the current economic environment. Industry overweights are determined based on the underlying support for the specific sectors as well as quantitative allocation research.

AST Niemann Capital Growth Asset Allocation Portfolio.   Niemann Capital will use quantitative investment techniques in establishing target asset allocations and selecting Underlying ETFs for the AST Niemann Capital Growth Asset Allocation Growth Portfolio. In particular, Niemann Capital will use its proprietary software on a daily basis to analyze and uncover those sectors of the market with the greatest reward potential adjusted for risk. Niemann Capital will also analyze the securities holdings and investment philosophies of the Underlying Trust Portfolios and the Underlying ETFs.

Other Investments.   The Asset Allocation Portfolios are not limited to investing exclusively in shares of the Underlying Portfolios. Each Asset Allocation Portfolio is now permitted under current law to invest in “securities” as defined under the 1940 Act. For these purposes, the term “securities” includes, without limitation, shares of common or preferred stock, warrants, security futures, notes, bonds, debentures, any put, call, straddle, option, or privilege on any security or on any group or index of securities, or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to a foreign currency.

Cash Management Activities and Temporary Investments.   Upon an Asset Allocation Portfolio’s receipt of net cash contributions, such amounts will be invested in the AST Money Market Portfolio until the next succeeding business day. Thereafter, PI will cause such amounts to be invested in accordance with the then-current target asset allocation and Underlying Portfolio weights for the relevant Asset Allocation

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Portfolio. As a temporary measure for defensive purposes, each Asset Allocation Portfolio may invest without limitation in the Underlying Money Market Portfolios, including the AST Money Market Portfolio, commercial paper, cash equivalents, or high-quality, short-term debt instruments during, or in response to, any significant market event (e.g., suspension of trading on, or closure of, The New York Stock Exchange) or unusual circumstance.

Investment Objectives and Principal Investment Policies of the Western Asset Core Plus Bond Portfolio

Investment Objective of the Western Asset Core Plus Bond Portfolio.   The investment objective of the Western Asset Core Plus Bond Portfolio will be to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain the average duration specified for the Western Asset Core Plus Bond Portfolio. The investment objective and specified average duration figure are not fundamental policies for the Western Asset Core Plus Bond Portfolio and, therefore, may be changed by the Board without shareholder approval. No assurance can be given that the Western Asset Core Plus Bond Portfolio will achieve its investment objective.

Principal Investment Policies of the Western Core Plus Bond Portfolio.   The Western Asset Core Plus Bond Portfolio will have a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its assets in debt and fixed-income securities. The 80% investment requirement applies at the time the Western Asset Core Plus Bond Portfolio invests its assets. To the extent required by applicable law, the Western Asset Core Plus Bond Portfolio may not change its policy to invest at least 80% of its net assets in debt and fixed-income securities unless it provides shareholders with at least 60 days’ written notice of such change. For purposes of these limitations only, net assets include the amount of any borrowing for investment purposes.

For purposes of the non-fundamental investment restriction set forth above, the Western Asset Core Plus Bond Portfolio will consider an instrument, including a synthetic instrument, to be a debt or fixed-income security if, in the judgment of Western Asset or WAML, it has economic characteristics similar to a debt or fixed-income security. For example, a Portfolio will consider an instrument, including a synthetic instrument, to be a fixed-income security if, in the judgment of Western Asset or WAML, it has economic characteristics similar to debt or fixed-income securities. Such instruments would include, but are not limited to, futures contracts and related options, mortgage-related securities, asset-backed securities, reverse repurchase agreements, dollar rolls, and cash equivalents. In addition, the Western Asset Core Plus Bond Portfolio will consider repurchase agreements secured by obligations of the U.S. Government and its agencies and instrumentalities to be obligations of the U.S. Government and its agencies and instrumentalities for these purposes. Fixed income securities include:

(1)   U.S. Government Obligations;

(2)   corporate obligations (“corporate obligations” include, without limitation, preferred stock, convertible securities, zero coupon securities and pay-in-kind securities);

(3)   inflation-indexed securities;

(4)   mortgage- and other asset-backed securities;

(5)   obligations of non-U.S. issuers, including obligations of non-U.S. governments, international agencies or supranational organizations;

(6)   fixed-income securities of non-governmental U.S. or non-U.S. issuers;

(7)   taxable municipal obligations;

(8)   variable and floating rate debt securities;

(9)   commercial paper and other short-term investments;

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(10) certificates of deposit, time deposits, and bankers’ acceptances;

(11) loan participations and assignments;

(12) structured notes; and

(13) repurchase agreements.

Duration refers to the range within which the average modified duration of a Portfolio is expected to fluctuate. Modified duration measures the expected sensitivity of market price to changes in interest rates, taking into account the effects of structural complexities (for example, some bonds can be prepaid by the issuer). The target average modified duration of the Western Bond Core Plus Portfolio is expected to range within 30% of the duration of the domestic bond market as a whole (normally three to six years, although this may vary). Therefore, the range within which the average modified duration of the Western Bond Core Plus Portfolio is expected to fluctuate is generally 2.5 to 7 years. The Western Bond Core Plus Portfolio’s average modified duration may fall outside of its expected average modified duration range due to market movements. If this happens, Western Asset and WAML will take action to bring the Western Bond Core Plus Portfolio’s average modified duration back within its expected average modified duration range within a reasonable period of time.

The Western Bond Core Plus Portfolio may invest up to 15% of its net assets in debt securities that are rated, at the time of purchase, below investment grade, but at least B-/B3, or if unrated, are determined by Western Asset and WAML to be of comparable quality. For purposes of the foregoing credit quality policy, the Western Asset Core Plus Bond Portfolio will consider a security to be rated below investment grade if it is not rated Baa/BBB or above by at least one NRSRO (or, if unrated, is determined by Western Asset and WAML to be of comparable quality). Securities rated below investment grade are commonly known as “junk bonds” or “high yield securities.” The continued holding of securities downgraded below investment grade or, if unrated, determined by Western Asset and WAML to be of comparable quality, will be evaluated by Western Asset and WAML on a case by case basis. Information on the ratings issued to debt securities by certain rating agencies is included in Appendix IV to this Prospectus.

In addition, the Western Bond Core Plus Portfolio may also:

•  invest up to 25% of its total assets in the securities of non-U.S. issuers;

•  invest up to 20% of its total assets in non-U.S. dollar-denominated securities.

•  hold common stock or warrants received as the result of an exchange or tender of fixed-income securities;

•  invest in derivatives such as futures, options and swaps for both hedging and non-hedging purposes, including for purposes of enhancing returns;

•  buy or sell securities on a forward commitment basis;

•  lend its portfolio securities;

•  engage in non-U.S. currency exchange transactions;

•  engage in reverse repurchase agreements; or

•  borrow money for temporary or emergency purposes or for investment purposes.

The Western Bond Core Plus Bond Portfolio also may buy and sell investments relatively often, which involves higher trading costs and other expenses, and may increase taxes payable by shareholders.

Temporary Investments.   As a temporary measure for defensive purposes, the Western Bond Core Plus Bond Portfolio may invest without limitation in the money market mutual funds, commercial paper, cash equivalents, or high-quality, short-term debt instruments.

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MANAGEMENT OF THE TRUST:

Investment Managers and Portfolio Managers:

AST Investment Services, Inc., One Corporate Drive, Shelton, Connecticut, has served as Investment Manager to the Trust since 1992, and serves as co-investment manager to a total of 63 investment company portfolios (including the Portfolios of the Trust). AST serves as co-manager of the Trust along with Prudential Investments LLC. PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey, and also serves as investment manager to the investment companies that comprise the Prudential mutual funds. As co-manager, PI also provides supervision and oversight of AST’s investment management responsibilities with respect to the Trust.

The Trust’s Investment Management Agreements, on behalf of each Portfolio, with AST and PI (the Management Agreements), provide that the Investment Managers will furnish each applicable Portfolio with investment advice and administrative services subject to the supervision of the Board and in conformity with the stated policies of the applicable Portfolio. The Investment Managers must also provide, or obtain and supervise, the executive, administrative, accounting, custody, transfer agent, and shareholder servicing services that are deemed advisable by the Trustees.

The Investment Managers have engaged the AA Sub-Advisors to establish the target asset allocations and to select Underlying Portfolios for a portion of the assets of the Asset Allocation Portfolios. The Investment Managers have engaged Western Asset and WAML to conduct the investment program of the Western Asset Core Plus Bond Portfolio, including the purchase, retention, and sale of portfolio securities and other financial instruments. The Investment Managers are responsible for, among other things, selecting the Underlying Portfolios for the “core” investment categories for the Asset Allocation Funds, monitoring the activities of the Sub-Advisors and reporting on such activities to the Board, and handling certain day-to-day operations for the Asset Allocation Portfolios. The Trust has obtained an exemption from the Commission that permits the Investment Managers, subject to approval by the Board, to change Sub-Advisors for a Portfolio by: (i) entering into new sub-advisory agreements with non-affiliated sub-advisers, without obtaining shareholder approval of such changes and (ii) entering into new sub-advisory agreements with affiliated sub-advisers with shareholder approval of such changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a manner similar to the Trust) is intended to facilitate the efficient supervision and management of the sub-advisers by the Investment Managers and the Trustees.

A discussion regarding the basis for the Board’s approval of the Trust’s investment advisory agreements is available in the Trust’s semi-annual report (for agreements approved during the six month period ended June 30) and in the Trust’s annual report (for agreements approved during the six month period ended December 31).

Subject to the description of the investment process for the Asset Allocation Portfolios, Brian K. Ahrens, CIMA, is primarily responsible for the day-to-day management of each Asset Allocation Portfolio and for the selection of the Underlying Trust Portfolios that will be used by the Asset Allocation Portfolios. Information about him is set forth below. The Statement of Additional Information relating to the Portfolios, dated November 19, 2007 (the SAI), provides additional information about each portfolio manager’s compensation, other accounts that each portfolio manager manages, and each portfolio manager’s ownership of Trust securities.

As Director of the Strategic Investment Research Group, the research arm of PI, Brian K. Ahrens, CIMA, has overall responsibility for PI’s investment research efforts and is chairman of the Investment Committee for the Strategic Partners family of mutual funds. His team of analysts covers over 100 managers and 250 different investment styles representing approximately $30 billion in managed

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assets. Mr. Ahrens has been with Prudential for over 10 years. Mr. Ahrens graduated from James Madison University and earned his M.B.A. in Finance from the Stern School of Business at New York University.

Sub-Advisors and Portfolio Managers:

The SAI provides additional information about each portfolio manager’s compensation, other accounts that each portfolio manager manages, and each portfolio manager’s ownership of Trust securities.

CLS Investment Firm, LLC

CLS was formed in 1989. As of June 30, 2007, CLS had approximately $3.6 billion in assets under management. CLS’ address is 4020 South 147th Street, Omaha, NE 68137.

CLS utilizes a team approach for setting target asset allocations and selecting Underlying ETFs for the AST CLS Capital Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio, and from the team each CLS portfolio is assigned a lead and co-manager. The CLS’ portfolio management team includes: Robert Jergovic CFA, Scott Kubie CFA, and Dennis Guenther CFA.

Mr. Jergovic, Chief Investment Officer of the CLS, is primarily responsible for research and analysis of the financial markets. Mr. Kubie, Executive Vice President and Chief Investment Strategist of CLS, is responsible for the implementation of the risk budgeting methodology. Mr Guenther, Senior Portfolio Manager of CLS, serves as lead portfolio manager for Berolina and a co-manager of Amerigo and Clermont.

Mr. Jergovic has worked for the CLS since 2000. Prior to joining CLS Investment Firm, LLC, Mr. Jergovic served as a registered representative for PFG Distribution Company (1998-1999) and Vice President of Investment Management and Assistant Treasurer for Guarantee Life Insurance Company (1994-2000).

Mr. Kubie has been a portfolio manager of the AdvisorOne Funds since August of 2002. Mr. Kubie has worked for the CLS since March 2001 as a Portfolio Manager with CLS and its predecessor. Prior to joining CLS Investment Firm, LLC, Mr. Kubie worked as a consultant for an Equity Manager and Internet Investment Software Firm (1999-2001).

Mr. Guenther has worked for the CLS since 1997 as a Database/Interface Manager.

Horizon Investments, LLC

Horizon was formed in 1995. As of June 30, 2007, Horizon had approximately $                          in assets under management. Horizon’s address is 7401 Carmel Executive Park, Suite 106, Charlotte, NC 28226.

The portfolio managers primarily responsible for setting target asset allocations and selecting Underlying ETFs for the AST Horizon Growth Asset Allocation Portfolio and the AST Horizon Moderate Asset Allocation Portfolio are Robert J. Cannon, Jeffrey J. Roach, PhD, and Thaddeus W. Cook, JD. Mr. Cannon is President, CEO, Chief Compliance Officer, Co-Founder and Managing Member of Horizon. He is a graduate of Furman University. Mr. Roach joined Horizon in 2006 and is Chief Economist at Horizon. He is a graduate of Bob Jones University and Clemson University. Mr. Cook, JD, is a graduate from the University of North Carolina and Thomas M. Cooley Law School. He joined Horizon in 2006.

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Niemann Capital Management, Inc.

Niemann Capital was formed in 1991. As of June 30, 2007, Niemann Capital had approximately $                          in assets under management. Niemann Capital’s address is 512 Capitola Avenue, Capitola, California 95010.

The portfolio managers primarily responsible for setting target asset allocations and selecting Underlying ETFs for the AST Niemam Capital Growth Asset Allocation Portfolio are Don Niemann, Marty Ratner, PhD, and Travis Silberman. Mr. Niemann is President at Niemann Capital. He began his career in 1983 as a registered representative at Prudential Bache and later became Vice President of Investments at E.F. Hutton and Bateman Eichler Securities. In 1991, Mr. Niemann founded Niemann Capital. Mr. Ratner is Chief Financial Officer and Vice President at Niemann Capital. Prior to working in the financial investment field, he spent twenty years as an engineer in the aerospace and software industries. With his mathematical and statistical training, Mr. Ratner began to apply advanced analytical models to the stock market and in 1985 opened his own investment firm, Professional Sector Management, which merged with Niemann Capital in 2001. He is a graduate of the University of Rhode Island, the University of Michigan and Stamford University. Mr. Silberman is Senior Advisor at Niemann Capital. Prior to helping found Niemann Capital in 1991, Mr. Silberman was at Investor Portfolio Management where he managed portfolios for Fidelity Sector Mutual Funds for individuals and businesses. Mr. Silberman is a graduate of Tufts University.

Western Asset Management Company

Western Asset Management Company Limited

Western Asset, established in 1971 and now a wholly owned subsidiary of Legg Mason, Inc., acts as investment adviser to institutional accounts, such as corporate pension plans, mutual funds and endowment funds. Total assets under management by Western Asset and its supervised affiliates were approximately $512 billion as of June 30, 2006. The address of Western Asset is 385 East Colorado Boulevard, Pasadena, CA 91101. WAML, a wholly owned subsidiary of Legg Mason, Inc., acts as investment adviser to institutional accounts, such as corporate pension plans, mutual funds and endowment funds. The address of WAML is 10 Exchange Place, London, England.

The Western Asset Core Plus Bond Portfolio will be managed by a team of portfolio managers, sector specialists, and other investment professionals. S. Kenneth Leech and Stephen A. Walsh serve as co-team leaders responsible for the day-to-day strategic oversight of the AST Western Asset Core Plus Bond Portfolio’s investments and for supervising the day-to-day operations of the various sector specialist teams dedicated to the specific asset classes in which the AST Western Asset Core Plus Bond Portfolio invests. As portfolio managers, their focus is on portfolio structure, including sector allocation, duration, weighting and term structure decisions. Mr. Leech and Mr. Walsh have been employed by Western Asset as portfolio managers for at least the past five years.

Fees and Expenses:

Investment Management Fees.   The contractual investment management fee for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio is 0.30% of such Asset Allocation Portfolio’s average daily net assets. The Investment Managers, however, have voluntarily agreed to waive a portion of their investment management fees and/or reimburse expenses for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio so that their investment management fees equal 0.30% of such Asset Allocation Portfolio’s average daily net assets to $100 million; 0.25% of such Asset Allocation Portfolio’s average daily net assets from $100 million to $200 million; and 0.20% of such Asset Allocation Portfolio’s average daily net assets over $200 million. Investment management fees are payable each month. The above-referenced

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arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

The contractual investment management fee for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio is 0.30% of such Asset Allocation Portfolio’s average daily net assets. The Investment Managers, however, have voluntarily agreed to waive a portion of their investment management fees and/or reimburse expenses for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio so that their investment management fees equal 0.30% of such Asset Allocation Portfolio’s average daily net assets to $250 million; 0.25% of such Asset Allocation Portfolio’s average daily net assets from $250 million to $750 million; and 0.20% of such Asset Allocation Portfolio’s average daily net assets over $750 million. Investment management fees are payable each month. The above-referenced arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

The Investment Managers receive a fee, payable each month, from the Western Asset Core Plus Bond Portfolio at the annual rate of 0.70% of the average daily net assets of such Portfolio.

The investment management fees for the Portfolios are accrued daily for the purposes of determining the sale and redemption price of Portfolio shares. More information about investment management fees for the Portfolios is set forth under the caption “Investment Advisory and Other Services” in the SAI.

The Investment Managers pay the Sub-Advisors a portion of such investment management fee for the performance of the sub-advisory services at no additional cost to the relevant Portfolio. More information about the sub-advisory fees payable by the Investment Managers to the Sub-Advisors is set forth under the caption “Investment Advisory and Other Services” in the SAI.

Other Expenses.   As used in connection with the Portfolios, “Other Expenses” includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. The Western Asset Core Plus Bond Portfolio also will pay participating insurance companies an administrative services fee of between 0.07% and 0.10% of its average daily net assets on an annualized basis. Such administrative fees will compensate participating insurance companies for providing certain services to the beneficial shareholders of the Western Asset Core Plus Bond Portfolio in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports. None of the Asset Allocation Portfolios, however, will directly pay any administrative fees to participating insurance companies at the “fund-of-funds” level for the printing and mailing of fund prospectuses and shareholder reports. The Underlying Trust Portfolios, however, are subject to administrative fees of between 0.07% and 0.10% of their average daily net assets on an annualized basis. Such administrative fee will compensate participating insurance companies for providing certain services to beneficial shareholders of the Underlying Trust Portfolios in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports.

The Investment Managers have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $100 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $100 million to $200 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $200 million. The Investment Managers also have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate

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Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $250 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $250 million to $750 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $750 million. All of these arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

Because each the Asset Allocation Portfolios will be operated as “funds-of-funds,” such portfolio will indirectly bear a pro rata portion of the investment management fees and other expenses of the Underlying Portfolios in which it invests.

CERTAIN RISK FACTORS AND INVESTMENT METHODS:

Investments in the Portfolios are not guaranteed; investors may lose money by investing in a Portfolio. At any time, an investment in a mutual fund may be worth more or less than the price an investor originally paid for it. Investors may lose money by investing in a Portfolio because: (i) the value of the investments it owns changes, sometimes rapidly and unpredictably; (ii) the Portfolio is not successful in reaching its goal because of its strategy or because it did not implement its investment strategy properly; or (iii) unforeseen occurrences in the securities markets negatively affect the Portfolio.

Set forth below is a description of the “fund of funds” structure that will be employed by each of the Asset Allocation Portfolios and the principal risks to the Asset Allocation Portfolios associated with the use of this structure.

“Fund of Funds” Structure Description.   As set forth above, each Asset Allocation Portfolio will be a “fund of funds.” Each Asset Allocation Portfolio will have its own target asset allocation and will invest in different combinations of Underlying Portfolios. The value of mutual fund shares will fluctuate. As a result, the investment performance of each Asset Allocation Portfolio will depend on how its assets are allocated and reallocated among the Underlying Portfolios. Because each of the Asset Allocation Portfolios will invest primarily or exclusively in shares of the Underlying Portfolios under normal circumstances, the risks associated with each Asset Allocation Portfolio will be closely related to the risks associated with the securities and other investments held by the relevant Underlying Portfolios. The ability of each Asset Allocation Portfolio to achieve its investment objective will depend on the ability of the relevant Underlying Portfolios to achieve their respective investment objectives.

Asset Allocation Risk.   Asset allocation risk is the risk that an AA Sub-Advisor may allocate assets to an asset class that underperforms other asset classes. For example, an Asset Allocation Portfolio may be overweighed in the equity asset class when the stock market is falling and the fixed-income market is rising. Likewise, an Asset Allocation Portfolio may be overweighed in the fixed-income asset class when the stock market is falling and the equity markets are rising.

Underlying Portfolio Selection Risk.   Underlying Portfolio selection risk is the risk that the Underlying ETFs selected by the AA Sub-Advisors and the Underlying Trust Portfolios selected by PI will underperform relevant markets, relevant indices, or other mutual funds with similar investment objectives and strategies.

Sub-Advisor Selection Risk for Underlying Trust Portfolios.   Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be, and up to 100% of an Asset Allocation Portfolio’s assets may be, invested in Underlying Trust Portfolios. Sub-Advisor selection risk is the risk that the Investment Managers’ decision to select or replace a sub-advisor for an Underlying Trust Portfolio

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does not produce the intended result. The Investment Managers, however, are not responsible for the day-to-day management of the Underlying Trust Portfolios or the Underlying ETFs.

Fund of Funds Risk.   In addition to the Asset Allocation Portfolios, the Investment Managers serve as investment manager to other Trust Portfolios that invest primarily in Underlying Trust Portfolios (collectively with the Asset Allocation Portfolios, the Affiliated Funds of Funds). An Underlying Trust Portfolio may experience relatively large purchases or redemptions from one or more Affiliated Funds of Funds. Although the Investment Managers seek to minimize the impact of these transactions by structuring them over a reasonable period of time or through the enforcement of certain limits on redemptions of Underlying Trust Portfolio shares, an Underlying Trust Portfolio may experience increased expenses as it buys and sells securities to respond to transactions initiated by an Affiliated Funds of Funds. An Underlying Trust Portfolio’s investment performance also may be adversely affected if it must buy and sell securities at inopportune times to respond to transactions initiated by an Affiliated Funds of Funds. In addition, because the Affiliated Funds of Funds may own a substantial portion of an Underlying Trust Portfolio, a large-scale redemption initiated by one or more Affiliated Funds of Funds could cause an Underlying Trust Portfolio’s expense ratio to increase as such portfolio’s fixed costs would be spread over a smaller asset base. As a result, these transactions could have an adverse effect on an Affiliated Funds of Funds, including an Asset Allocation Portfolio, that continues to remain invested in such Underlying Trust Portfolios.

Set forth below is a description of certain equity securities and related investment methods that the Asset Allocation Portfolios may indirectly invest in or use through their investments in the Underlying Portfolios, and certain of the primary risks to the Asset Allocation Portfolios associated with such equity securities and investment methods. Because the Growth Asset Allocation Portfolios will tend to have greater exposure to equity securities than the Growth Asset Allocation Portfolios, such risks generally will apply more to the Growth Asset Allocation Portfolios than the Moderate Asset Allocation Portfolios.

Market Risk.   Market risk is the risk that the equity markets in which an Underlying Portfolio invests will go down in value, including the possibility that an equity market will go down sharply and unpredictably.

Selection Risk.   Selection risk is the risk that the equity securities selected by the investment managers or sub-advisors for the relevant Underlying Portfolio will under perform the market, the relevant indices, or other funds with similar investment objectives and investment strategies.

Common and Preferred Stocks Risk.   Certain of the Underlying Portfolios also may invest in common and preferred stocks. Common and preferred stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on the company’s income for purposes of receiving dividend payments and on the company’s assets in the event of liquidation. Common and preferred stocks can experience sharp declines in value over short or extended periods of time, regardless of the success or failure of a company’s operations. Stocks can decline for many reasons, including due to adverse economic, financial, or political developments and developments related to the particular company, the industry of which it is a part, or the securities markets generally.

Investment Style Risk.   An AA Sub-Advisor may emphasize a particular investment style, such as a “growth” or “value” style, when establishing the target asset allocation for an Asset Allocation Portfolio. Specific investment styles, however, tend to go in and out of favor and may not produce the best results over short or longer time periods. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Likewise, an Asset Allocation Portfolio’s exposure to value stocks through its investments in the Underlying Portfolios carries the risk that the market will not recognize a security’s

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intrinsic value for a long time or that a stock believed to be undervalued may actually be appropriately priced.

Small- and Mid-Capitalization Company Risk.   An AA Sub-Advisor may emphasize small-cap equity securities when establishing the target asset allocation for an Asset Allocation Portfolio. Likewise, PI may emphasize the selection of Underlying Trust Portfolios that invest primarily in medium-capitalization stocks when choosing Underlying Portfolios that are consistent with the then-current target asset allocations for the large-cap and mid-cap value and growth investment categories. The shares of small and medium-sized companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on an Underlying Portfolio’s ability to sell these securities. In the case of small cap technology companies, the risks associated with technology company stocks, which tend to be more volatile than other sectors, are magnified.

Market Sector/Industry Risk.   Each AA Sub-Advisor may allocate up to 10% of the relevant Asset Allocation Portfolio’s assets to “off-benchmark” investment categories, including various market sectors and industries such as real estate, technology, or utilities. Underlying Portfolios that emphasize investments in a particular market sector or industry are subject to an additional risk factor because they are generally less diversified than most equity funds. As a result, an Underlying Portfolio could experience sharp price declines when conditions are unfavorable in the market sector or industry in which it invests.

Warrants Risk.   Certain of the Underlying Portfolios also may invest in warrants. Warrants are options to buy a stated number of shares of common stock at a specified price any time during the life of the warrants. The value of warrants may fluctuate more than the value of the securities underlying the warrants. A warrant will expire without value if the rights under such warrant are not exercised prior to its expiration date. To the extent the Western Asset Core Plus Bond Portfolio holds warrants received in connection with an exchange or tender of fixed-income securities, such Portfolio will be subject to the above-referenced risks.

Set forth below is a description of certain equity and fixed-income securities and related investment methods that the Western Asset Core Plus Bond Portfolio and Asset Allocation Portfolios may directly or indirectly invest in or use and the primary risks associated with such securities and investment methods.

Market Risk.   Market risk is the risk that the fixed-income or foreign markets in which invests will go down in value, including the possibility that a market will go down sharply and unpredictably.

Selection Risk.   Selection risk is the risk that the fixed-income or foreign securities selected by the investment managers or sub-advisors for an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will under perform the market, the relevant indices, or other funds with similar investment objectives and investment strategies.

Interest Rate Risk.   Each Portfolio is subject to interest rate risk. Interest rate risk is the risk that the rates of interest income generated by the fixed-income investments of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may decline due to a decrease in market interest rates and the market prices of the fixed-income investments of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may decline due to an increase in market interest rates. Generally, the longer the maturity of a fixed-income security, the greater is the negative effect on its value when rates increase.

Certain securities held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will pay interest at variable or floating rates. Variable rate securities reset at specified intervals, while floating rate securities reset whenever there is a change in a specified index rate. In most cases, these reset provisions reduce the effect of changes in market interest rates on the value of the security. However, some securities do not track the underlying index directly, but reset based on formulas that can produce an effect similar to leveraging; others may also provide for interest payments that vary inversely with market rates. The market prices of these securities may fluctuate significantly when interest rates change.

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Credit Risk.   Each Portfolio is also subject to credit risk. Credit risk is the risk that an issuer of securities will be unable to pay principal and interest when due, or that the value of the security will suffer because investors believe the issuer is less able to pay. This is broadly gauged by the credit ratings of the securities in which an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio invests. However, ratings are only the opinions of the agencies issuing them and are not absolute guarantees as to quality. The lower the rating of a debt security held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio, the greater the degree of credit risk that is perceived to exist by the rating agency with respect to that security. Increasing the amount of Portfolio allocated lower-rated securities generally will increase the Portfolio’s income, but also will increase the credit risk to which the Portfolio is subject. Information on the ratings issued to debt securities by certain rating agencies is included in Appendix IV to this Prospectus.

Not all securities are rated. In the event that the relevant rating agencies assign different ratings to the same security, the investment manager or sub-advisor for an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will determine which rating it believes best reflects the security’s quality and risk at that time.

“Junk Bond” Risk.   Debt securities that are rated below investment grade by a rating agency (i.e., securities not rated Baa/BBB or above by at least one rating agency), or, if not rated, that are determined to be of equivalent investment quality by the relevant investment manager or sub-advisor, are often referred to as “junk bonds.” Each Asset Allocation Portfolio may have exposure to “junk bonds” through the allocation of assets to the domestic securities fixed-income investment category. Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 15% of its total assets in “junk bonds.” Debt securities rated below investment grade are considered to be predominately speculative with respect to an issuer’s capacity to pay interest and repay principal in accordance with the terms of such obligations. In addition, the market for lower-rated bonds may be thinner and less active than the market for higher-rated bonds, and the prices of lower-rated bonds may fluctuate more than the prices of higher-rated bonds, particularly in times of market stress. A Portfolio will be subject to additional credit risk to the extent it has exposure to “junk bonds.”

Prepayment or Call Risk.   Prepayment or call risk is the risk that issuers will prepay fixed-rate obligations held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio when interest rates fall, forcing the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to reinvest in obligations with lower interest rates than the original obligations.

Foreign and Emerging Markets Securities Risk.   An AA Sub-Advisor also may emphasize exposure to foreign and emerging markets securities when establishing the target asset allocation for an Asset Allocation Portfolio. Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 25% of its total assets in the securities of non-U.S. issuers and up to 20% of its assets in non-U.S. dollar denominated securities.

Investments in foreign securities (including those denominated in U.S. dollars) involve certain risks not typically associated with investments in domestic issuers. The values of non-U.S. securities are subject to economic and political developments in the countries and regions where the issuers operate or are domiciled, or where the securities are traded, such as changes in economic or monetary policies, and to changes in exchange rates. Values may also be affected by restrictions on receiving the investment proceeds from a non-U.S. country. In general, less information is publicly available about non-U.S. companies than about U.S. companies. Non-U.S. companies are generally not subject to the same accounting, auditing, and financial reporting standards as are U.S. companies. Some securities issued by non-U.S. governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of such governments. Even where a security is backed by the full faith and credit of a government, it may be difficult for an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio

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to pursue its rights against such government in that country’s courts. Some non-U.S. governments have defaulted on principal and interest payments. In addition, investments by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio in non-U.S. securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls or restrictions on the repatriation of non-U.S. currency, confiscatory taxation, political or financial instability and adverse diplomatic developments. Dividends or interest on, or proceeds from the sale of, non-U.S. securities may be subject to non-U.S. withholding taxes, and special U.S. tax considerations may apply.

The risks of non-U.S. investment are greater for investments in emerging markets. Among others, these types of investments can include not only corporate obligations, but also “Brady Bonds,” bonds issued as a result of a debt restructuring plan, Eurobonds, domestic and international bonds issued under the laws of a developing country, emerging market loans, and other debt instruments and equity securities. Emerging market countries typically have economic and political systems that are less fully developed, and can be expected to be less stable than those of more developed countries. For example, the economies of such countries can be subject to rapid and unpredictable rates of inflation or deflation. Low trading volumes may result in a lack of liquidity and in price volatility. Emerging market countries may have policies that restrict investment by foreigners, or that prevent foreign investors from withdrawing their money at will. Because the Western Asset Core Plus Bond Portfolio may invest a significant amount of its total assets in emerging market securities, investors should be able to tolerate sudden and sometimes substantial fluctuations in the value of their investments. An investment in the Western Asset Core Plus Bond Portfolio should be considered speculative.

Currency Risk.   An AA Sub-Advisor also may emphasize exposure to non-U.S. dollar denominated securities when establishing the target asset allocation for an Asset Allocation Portfolio. Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 20% of its total assets in non-U.S. dollar-denominated securities.

The value securities denominated in non-U.S. currencies can be affected by changes in the rates of exchange between those currencies and the U.S. dollar. Currency exchange rates can be volatile and affected by, among other factors, the general economic conditions of a country, the actions of the U.S. and non-U.S. governments or central banks, the imposition of currency controls, and speculation. A security may be denominated in a currency that is different from the currency of the country where the issuer is domiciled. In addition to the policies described elsewhere in this Prospectus, certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may from time to time attempt to hedge a portion of their currency risk using a variety of techniques, including currency futures, forwards, and options. However, these instruments may not always work as intended, and in certain cases the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may be worse off than if it had not used a hedging instrument. For most emerging market currencies, suitable hedging instruments are not available. See “Hedging Risk” below for more information.

Mortgage-Backed and Asset-Backed Securities Risks.   Mortgage-backed securities represent an interest in a pool of mortgages. When market interest rates decline, many mortgages are refinanced, and mortgage-backed securities are paid off earlier than expected. Prepayments may also occur on a scheduled basis or due to foreclosure. The effect on a Portfolio’s investment return is similar to that discussed above for prepayment or call risk.

When market interest rates increase, the market values of mortgage-backed securities decline. At the same time, however, mortgage refinancings and prepayments slow, which lengthens the effective maturities of these securities. As a result, the negative effect of the rate increase on the market value of mortgage-backed securities is usually more pronounced than it is for other types of fixed income securities, potentially increasing the volatility of a Portfolio.

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Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property, and receivables from credit card agreements. The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited. Asset-backed securities are subject to many of the same risks as mortgage-backed securities.

At times, some of the mortgage-backed and asset-backed securities in which an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may invest will have higher than market interest rates and therefore will be purchased at a premium above their par value. Prepayments may cause losses on securities purchased at a premium. Unscheduled prepayments, which are made at par, will cause a Portfolio to experience a loss equal to any unamortized premium.

Inflation-Indexed Securities Risks.   The value of inflation-indexed fixed income securities generally fluctuates in response to changes in real interest rates, which are in turn tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed securities. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed securities. Although the principal value of inflation-indexed securities declines in periods of deflation, holders at maturity receive no less than the par value of the security. However, if an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio purchases inflation-indexed securities in the secondary market whose principal values have been adjusted upward due to inflation since issuance, it may experience a loss if there is a subsequent period of deflation. If inflation is lower than expected during the period an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio holds an inflation-indexed security, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may earn less on the security than on a conventional bond.

Any increase in principal value caused by an increase in the index the inflation-indexed securities are tied to is taxable in the year the increase occurs, even though the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will not receive cash representing the increase at that time.

If real interest rates rise (i.e., if interest rates rise for reasons other than inflation, for example, due to changes in currency exchange rates), the value of inflation-indexed securities held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will decline. Moreover, because the principal amount of inflation-indexed securities would be adjusted downward during a period of deflation, an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will be subject to deflation risk with respect to its investments in these securities. Inflation-indexed securities are tied to indices that are calculated based on rates of inflation for prior periods. No assurance can be given that such indices will accurately measure the actual rate of inflation in the prices of goods and services.

Hedging Risk.   The decision as to whether and to what extent an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will engage in hedging transactions to hedge against such risks as credit risk, currency risk, and interest rate risk will depend on a number of factors, including prevailing market conditions, the composition of such portfolio and the availability of suitable transactions. Accordingly, no assurance can be given that an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will engage in hedging transactions at any given time or from time to time, even under volatile market environments, or that any such strategies, if used, will be successful. Hedging transactions involve costs and may result in losses.

Liquidity Risk.   Liquidity risk exists when particular investments are difficult to sell. An Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may not be able to sell these illiquid investments at the best prices. Investments in derivatives, non-U.S. investments, restricted securities, mortgage-backed

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securities, asset-backed securities, securities having small and medium market capitalizations, and securities having substantial market and/or credit risk tend to involve greater liquidity risk.

Borrowing or Leveraging Risk.   Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may borrow for temporary or emergency purposes, including to meet redemptions, for the payment of dividends, for share repurchases, or for the clearance of securities transactions. Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio also may borrow for investment purposes. Borrowing may exaggerate changes in the net asset value of shares of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio and in the return on its portfolio. Borrowing will cost such portfolios interest expense and other fees. The costs of borrowing may reduce the investment return of the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio. Certain derivative securities that the Fund may buy or other techniques that the Fund may use may create leverage, including, but not limited to, when-issued securities, forward commitments and futures contracts and options. To mitigate leveraging risk, an investment manager or sub-adviser can segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Leverage, including borrowing, may cause an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to be more volatile than if such portfolio had not been leveraged. This volatility occurs because leveraging tends to exaggerate the effect of any increase or decrease in the value of its securities.

Derivatives Risk.   Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may engage in a variety of transactions using “derivatives,” such as futures, options, warrants and swaps. Derivatives are financial instruments, the value of which value depends upon, or is derived from, the value of something else, such as one or more underlying investments, indexes, or currencies. Derivatives may be traded on organized exchanges, or in individually negotiated transactions with other parties (these are known as “over-the-counter” derivatives). An Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may use derivatives both for hedging and non-hedging purposes, including for purposes of enhancing returns. Although certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio have the flexibility to make use of derivatives, they may choose not to for a variety of reasons, even under very volatile market conditions.

As open-end investment companies registered with the Commission, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio are subject to the federal securities laws, including the 1940 Act, related rules, and various Commission and Commission staff positions. In accordance with these positions, with respect to certain kinds of derivatives, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other Commission- or staff-approved measures, while the derivative contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio must cover its open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio is permitted to set aside liquid assets in an amount equal to such Portfolio’s daily marked-to-market (net) obligations, if any (i.e., such Portfolio’s daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio will have the ability to employ leverage to a greater extent than if such Portfolio were required to segregate assets equal to the full notional value of such contracts. The Trust reserves the right to modify the asset segregation policies of the Underlying Portfolios and the Western Asset Core Plus Bond Portfolio in the future to comply with any changes in the positions articulated from time to time by the Commission and its staff.

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Derivatives involve special risks and costs. Exposure to derivatives may result in losses to a Portfolio. The successful use of derivatives requires sophisticated management, and, to the extent that derivatives are used, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will depend on the ability of its investment manager or sub-advisor to analyze and manage derivatives transactions. The prices of derivatives may move in unexpected ways, especially in abnormal market conditions. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses to a Portfolio. A Portfolio’s exposure of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for the derivatives positions of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio at any time. In fact, many over-the-counter derivative instruments will not have liquidity beyond the counterparty to the instrument. Over-the-counter derivative instruments also involve the risk that the other party will not meet its obligations to an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio.

Swap agreements will tend to shift the investment exposure of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio from one type of investment to another. For example, if an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio agrees to exchange payments in U.S. dollars for payments in non-U.S. currency, the swap agreement would tend to decrease such portfolio’s exposure to U.S. interest rates and increase its exposure to non-U.S. currency and interest rates.

If an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio sells protection on credit default swaps relating to corporate debt securities, such portfolio would be required to pay the par (or other agreed-upon) value of a referenced debt security to the counterparty in the event of a default by a third party, the corporate debt security issuer, on the debt security. In return, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default had occurred. If no default occurred, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio would keep the stream of payments and would have no payment obligations. As the seller, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio would effectively add leverage to its portfolio because, in addition to its net assets, such portfolio would be subject to investment exposure on the notional amount of the swap.

Portfolio Turnover Risk.   Subject to certain guidelines established by PI, the AA Sub-Advisors may pursue occasional, short-term, tactical shifts in an Asset Allocation Portfolio’s target asset allocation and/or Underlying Portfolio weights in order to capitalize on unusual or exceptional investment opportunities. Likewise, the length of time the Western Asset Core Plus Bond Portfolio has held a particular security is not generally a consideration in investment decisions. The use of these strategies may result in the frequent purchase and sale of securities and higher costs for brokerage commissions, dealer mark-ups, and other transaction-related expenses. These trading expenses may adversely affect a Portfolio’s investment performance.

HOW TO BUY AND SELL SHARES OF THE PORTFOLIOS:

Purchasing Shares of the Portfolios

The way to invest in the Portfolios is through certain variable life insurance and variable annuity contracts. Together with this Prospectus, you should have received a prospectus for such a Contract. You should refer to that prospectus for further information on investing in the Portfolios.

Shares are redeemed for cash within seven days of receipt of a proper notice of redemption or sooner if required by law. There is no redemption charge. We may suspend the right to redeem shares or receive

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payment when the New York Stock Exchange (NYSE) is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the Commission.

Frequent Purchases or Redemptions of Portfolio Shares

The Trust is part of the group of investment companies advised by PI that seeks to prevent patterns of frequent purchases and redemptions of shares by its investors (the “PI funds”). Frequent purchases and redemptions may adversely affect the investment performance and interests of long-term investors in the Trust Portfolios. When an investor engages in frequent or short-term trading, the PI funds may have to sell portfolio securities to have the cash necessary to pay the redemption amounts. This can happen when it is not advantageous to sell any securities, so the PI funds’ investment performance may be hurt. When large dollar amounts are involved, frequent trading can also make it difficult to use long-term investment strategies because the PI funds cannot predict how much cash they will have to invest. In addition, if a PI fund is forced to liquidate investments due to short-term trading activity, it may incur increased brokerage and tax costs.

Similarly, the PI funds may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of short-term trading. Moreover, frequent or short-term trading by certain investors may cause dilution in the value of PI fund shares held by other investors. PI funds that invest in foreign securities may be particularly susceptible to frequent trading, because time zone differences among international stock markets can allow an investor engaging in short-term trading to exploit fund share prices that may be based on closing prices of foreign securities established some time before the fund calculates its own share price. PI funds that invest in certain fixed income securities, such as high-yield bonds or certain asset-backed securities, may also constitute effective vehicles for an investor’s frequent trading strategies.

The Boards of Directors of the PI funds, including the Trust, have adopted policies and procedures designed to discourage or prevent frequent trading by investors. The policies and procedures for the Trust are limited, however, because Prudential and other insurance companies maintain the individual contract owner accounts for investors in the Fund’s Portfolios. In particular, each insurance company submits to the Fund transfer agent aggregate orders combining the transactions of many investors, and therefore the Fund and its transfer agent cannot monitor investments by individual investors. The policies and procedures require the Trust to communicate in writing to each investing insurance company that the Trust expects the insurance company to impose restrictions on transfers by contract owners. In addition, the Trust receives reports on the trading restrictions imposed by Prudential and its affiliates on variable contract owners investing in the Portfolios, and the Trust monitors the aggregate cash flows received from unaffiliated insurance companies. In addition, an insurance company may be contacted to obtain additional information. The Transfer Agent has the authority to cancel all or a portion of the trade if the information reveals that the activity relates to previously identified policy offenders. Where appropriate, the Transfer Agent may request that the insurance company block a financial adviser or client from accessing the Trust. If necessary, the Trust may be removed from a particular insurance company’s investment platform. In addition, the Trust has entered shareholder information agreements with participating insurance companies as required by Rule 22c-2 under the 1940 Act. Under these agreements, the participating insurance companies agree to: (i) provide certain information regarding contract owners who engage in transactions involving Portfolio shares and (ii) execute any instructions from the Trust to restrict or prohibit further purchases or exchanges of Portfolio shares by contract owners who have been identified by the Trust as having engaged in transactions in Portfolio shares that violate the Trust’s frequent trading policies and procedures. The Trust also employs fair value pricing procedures to deter frequent trading. Finally, the Fund and its transfer agent reserve the right to reject all or a portion of a purchase order from an investing insurance company. If a purchase order is rejected, the purchase amount will be returned to the insurance company.

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Investors seeking to engage in frequent trading activities may use a variety of strategies to avoid detection and, despite the efforts of the Trust and the insurance companies to prevent such trading, there is no guarantee that the Trust or the insurance companies will be able to identify these investors or curtail their trading practices. Therefore, some Trust investors may be able to engage in frequent trading, and, if they do, the other Trust investors would bear any harm caused by that frequent trading. The Trust does not have any arrangements intended to permit trading in contravention of the policies described above.

As set forth above, an Asset Allocation Portfolio may own a significant portion of the shares of one or more Underlying Trust Portfolios because the Asset Allocation Portfolios invest primarily in one or more Underlying Trust Portfolios. To the extent shares of the Underlying Trust Portfolios are held by the Asset Allocation Portfolios, the Underlying Trust Portfolios’ policies and procedures designed to discourage or prevent frequent trading by investors are enforced by the Asset Allocation Portfolios rather than by the Underlying Trust Portfolios. Transactions by the Asset Allocation Portfolios may be disruptive to the management of an Underlying Trust Portfolio. For example, in order to handle large flows of cash in and out of an Asset Allocation Portfolio, the Investment Managers may need to allocate more assets to cash or other short-term investments or redeem shares of an Underlying Trust Portfolio. Reallocations in the Underlying Trust Portfolios by an Asset Allocation Portfolio in furtherance of an Asset Allocation Portfolios’ investment objective are not considered to be frequent or short-term trading for purposes of these policies.

For information about the trading limitations applicable to you, please see the prospectus for your variable contract or contact your insurance company.

Net Asset Value

Any purchase or sale of Trust Portfolio shares is made at the net asset value, or NAV, of such shares. The price at which a purchase or redemption is made is based on the next calculation of the NAV after the order is received in good order. The NAV of each share class of each Trust Portfolio is determined on each day the NYSE is open for trading as of the close of the exchange’s regular trading session (which is generally 4:00 p.m. New York time). The NYSE is closed on most national holidays and Good Friday. The Trust does not price, and shareholders will not be able to purchase or redeem, the Trust Portfolio shares on days when the NYSE is closed but the primary markets for a Trust Portfolio’s foreign securities are open, even though the value of these securities may have changed. Conversely, the Trust will ordinarily price Trust Portfolio shares, and shareholders may purchase and redeem shares, on days that the NYSE is open but foreign securities markets are closed.

The securities held by each of the Trust Portfolios are valued based upon market quotations or, if not readily available, at fair value as determined in good faith under procedures established by the Board. The Trust may use fair value pricing for a Trust Portfolio if it determines that a market quotation is not reliable based, among other things, on market conditions that occur after the quotation is derived or after the closing of the primary market on which the security is traded, but before the time that the NAV is determined. This use of fair value pricing most commonly occurs with securities that are primarily traded outside of the U.S., because such securities present time-zone arbitrage opportunities when events or conditions affecting the prices of specific securities or the prices of securities traded in such markets generally occur after the close of the foreign markets but prior to the time that a Trust Portfolio determines its NAV.

The Trust may also use fair value pricing with respect to a Trust Portfolio’s U.S. traded securities if, for example, trading in a particular security is halted and does not resume before a Trust Portfolio calculates its NAV or the exchange on which a security is traded closes early. In addition, fair value pricing is used for securities where the pricing agent or principal market maker does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Investment Managers (or

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the relevant Sub-Advisor) does not represent fair value. Different valuation methods may result in differing values for the same security. The fair value of a portfolio security that a Portfolio uses to determine its NAV may differ from the security’s published or quoted price. If a Trust Portfolio needs to implement fair value pricing after the NAV publishing deadline but before shares of the Trust Portfolio are processed, the NAV you receive or pay may differ from the published NAV price. For purposes of computing a Trust Portfolio’s NAV, we will value the Trust Portfolio’s futures contracts 15 minutes after the close of regular trading on the NYSE. Except when we fair value securities, we normally value each foreign security held by the Trust Portfolio as of the close of the security’s primary market.

Fair value pricing procedures are designed to result in prices for a Trust Portfolio’s securities and its NAV that are reasonable in light of the circumstances which make or have made market quotations unavailable or unreliable, and to reduce arbitrage opportunities available to short-term traders. No assurance can be given, however, that fair value pricing will more accurately reflect the market value of a security than the market price of such security on that day or that it will prevent dilution of a Trust Portfolio’s NAV by short-term traders.

The NAV for each of the Trust Portfolios other than the Money Market Portfolio is determined by a simple calculation. It’s the total value of a Trust Portfolio (assets minus liabilities) divided by the total number of shares outstanding. The NAV for the Money Market Portfolio will ordinarily remain at $1 per share. (The price of each share remains the same but you will have more shares when dividends are declared.)

To determine a Trust Portfolio’s NAV, its holdings are valued as follows:

Equity Securities for which the primary market is on an exchange (whether domestic or foreign) shall be valued at the last sale price on such exchange or market on the day of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities included within the NASDAQ market shall be valued at the NASDAQ official closing price (NOCP) on the day of valuation, or if there was no NOCP issued, at the last sale price on such day. Securities included within the NASDAQ market for which there is no NOCP and no last sale price on the day of valuation shall be valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Equity securities that are not sold on an exchange or NASDAQ are generally valued by an independent pricing agent or principal market maker. A Trust Portfolio may own securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Trust Portfolio does not price its shares. Therefore, the value of a Trust Portfolio’s assets may change on days when shareholders cannot purchase or redeem Trust Portfolio shares.

All short-term debt securities held by the Money Market Portfolio are valued at amortized cost. The amortized cost valuation method is widely used by mutual funds. It means that the security is valued initially at its purchase price and then decreases in value by equal amounts each day until the security matures. It almost always results in a value that is extremely close to the actual market value. The Board has established procedures to monitor whether any material deviation between valuation and market value occurs and if so, will promptly consider what action, if any, should be taken to prevent unfair results to Contract owners.

For each Trust Portfolio other than the Money Market Portfolio, short-term debt securities, including bonds, notes, debentures and other debt securities, and money market instruments such as certificates of deposit, commercial paper, bankers’ acceptances and obligations of domestic and foreign banks, with remaining maturities of more than 60 days, for which market quotations are readily available, are valued by an independent pricing agent or principal market maker (if available, otherwise a primary market dealer).

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Short-term debt securities with remaining maturities of 60 days or less are valued at cost with interest accrued or discount amortized to the date of maturity, unless such valuation, in the judgment of PI or a subadviser, does not represent fair value.

Convertible debt securities that are traded in the over-the-counter market, including listed convertible debt securities for which the primary market is believed by PI or a subadviser to be over-the-counter, are valued at the mean between the last bid and asked prices provided by a principal market maker (if available, otherwise a primary market dealer).

Other debt securities—those that are not valued on an amortized cost basis—are valued using an independent pricing service.

Options on stock and stock indexes that are traded on a national securities exchange are valued at the last sale price on such exchange on the day of valuation or, if there was no such sale on such day, at the mean between the most recently quoted bid and asked prices on such exchange.

Futures contracts and options on futures contracts are valued at the last sale price at the close of the commodities exchange or board of trade on which they are traded. If there has been no sale that day, the securities will be valued at the mean between the most recently quoted bid and asked prices on that exchange or board of trade.

Forward currency exchange contracts are valued at the cost of covering or offsetting such contracts calculated on the day of valuation. Securities which are valued in accordance herewith in a currency other than U.S. dollars shall be converted to U.S. dollar equivalents at a rate obtained from a recognized bank, dealer or independent service on the day of valuation.

Over-the-counter (OTC) options are valued at the mean between bid and asked prices provided by a dealer (which may be the counterparty). A Sub-Advisor will monitor the market prices of the securities underlying the OTC options with a view to determining the necessity of obtaining additional bid and ask quotations from other dealers to assess the validity of the prices received from the primary pricing dealer.

Distributor

The Trust currently sells its shares only to insurance company separate accounts to fund variable annuity and variable life insurance contracts.

OTHER INFORMATION:

Federal Income Taxes

Each Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, each Portfolio’s income, gains, losses, deductions, and credits will be “passed through” pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes. Distributions may be made to the various separate accounts of the Participating Insurance Companies in the form of additional shares (not in cash).

Holders of variable annuity contracts or variable life insurance policies should consult the prospectuses of their respective contracts or policies for information on the federal income tax consequences to such holders. In addition, variable contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Fund, including the application of state and local taxes.

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Monitoring for Possible Conflicts

The Trust sells its shares to fund variable life insurance contracts and variable annuity contracts and is authorized to offer its shares to qualified retirement plans. Because of differences in tax treatment and other considerations, it is possible that the interest of variable life insurance contract owners, variable annuity contract owners and participants in qualified retirement plans could conflict. The Trust will monitor the situation and in the event that a material conflict did develop, the Trust would determine what action, if any, to take in response.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of each Portfolio’s portfolio securities is described in the SAI and on the Trust’s website at www.prudentialannuities.com. The Trust will provide a full list of the securities held by each Portfolio on the Trust’s website at www.americanskandia.prudential.com, in accordance with those policies and procedures. The Trust will also file a list of securities held by each Portfolio with the SEC as of the end of each quarter. The Trust’s quarterly portfolio holdings filings are available on the Commission’s website at http://www.sec.gov.

FINANCIAL HIGHLIGHTS:

Because the Portfolios had not commenced operations as of the date of this Prospectus, no financial highlights data is provided.

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APPENDIX I: INITIAL TARGET ASSET ALLOCATIONS FOR GROWTH ASSET ALLOCATION PORTFOLIOS*

Asset Class and Investment Category	Estimated Initial Target Asset Allocation (AST CLS Growth Asset Allocation)	Estimated Initial Target Asset Allocation (AST Horizon Growth Asset Allocation)	Estimated Initial Target Asset Allocation (AST Niemann Capital Growth Asset Allocation)	Allocation Guideline Established by PI
Core Equities	78%	64%	69%	60% - 80%
Domestic Large & Mid Cap	55%	49%	56%	30% - 80%
Large & Mid Cap Value	25%	29%	38%	15% - 40%
Large & Mid Cap Growth	30%	20%	18%	15% - 40%
Domestic Small Cap	0%	0%	3%	0% - 7%
Small Cap Value	0%	0%	2%	0% - 7%
Small Cap Growth	0%	0%	1%	0% - 7%
Developed Markets Large-Cap	23%	15%	10%	0% - 20%
Value	9.5%	8%	5%	0% - 20%
Growth	13.5%	7%	5%	0% - 20%
Core Domestic Fixed-Income	20%	32%	25%	20% - 40%
Domestic Fixed-Income (Core Bonds and Non-Investment Grade Debt Securities)	15%	29%	20%	10% - 40%
Cash/Money Market Instruments	5%	3%	5%	0% - 30%
“Off-Benchmark” Investment Categories	2%	4%	6%	0% - 10%

*       The initial target asset allocations are preliminary and subject to change. The Asset Allocation Portfolios may implement initial allocations different than those set forth above, and the allocations may vary over time after the Portfolios commence operations.

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APPENDIX II: INITIAL TARGET ASSET ALLOCATIONS FOR MODERATE ASSET ALLOCATION PORTFOLIOS*

	Estimated Initial	Estimated Initial
	Target Asset Allocation	Target Asset Allocation
	(AST CLS Moderate Asset	(AST Horizon Moderate Asset	Allocation Guideline
Asset Class and Investment Category	Allocation)	Allocation)	Established by PI
Core Equities	58%	46%	40% - 60%
Domestic Large & Mid Cap	40%	35%	20% - 60%
Large & Mid Cap Value	15%	20%	10% - 30%
Large & Mid Cap Growth	25%	15%	10% - 30%
Domestic Small Cap	0%	0%	0% - 6%
Small Cap Value	0%	0%	0% - 6%
Small Cap Growth	0%	0%	0% - 6%
Developed Markets Large-Cap	18%	11%	0% - 15%
Value	7.5%	6%	0% - 10%
Growth	10.5%	5%	0% - 10%
Core Domestic Fixed-Income	40%	51%	40% - 60%
Domestic Fixed-Income (Core Bonds and Non-Investment Grade Debt Securities)	30%	48%	20% - 60%
Cash/Money Market Instruments	10%	3%	0% - 40%
“Off-Benchmark” Investment Categories	2%	3%	0% - 10%

*       The initial target asset allocations are preliminary and subject to change. The Asset Allocation Portfolios may implement initial allocations different than those set forth above, and the allocations may vary over time after the Portfolios commence operations.

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APPENDIX III: INITIAL UNDERLYING PORTFOLIO WEIGHTS FOR ASSET ALLOCATION PORTFOLIOS*

AST CLS Growth Asset Allocation Portfolio

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		75%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	12.09%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	12.09%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.82%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	17.41%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	11.61%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.98%
Developed Markets Large-Cap Value	AST International Value	8.00%
Developed Markets Large-Cap Growth	AST International Growth	12.00%
Core Domestic Fixed-Income Securities		20%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	10.00%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	iShares iBoxx $High Yield Corporate Bond (HYG)	5.00%
Cash/Money Market Instruments	AST Money Market	5.00%
“Off-Benchmark” Investment Categories		5%
Emerging Markets Equity	iShares MSCI Emerging Market Index (EEM)	3.00%
Commodities	iPath Dow Jones—AIG Commodity Index (DJP)	2.00%

*                    The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST CLS Moderate Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		55%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	7.25%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	7.25%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.50%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	14.51%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	9.67%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.82%
Developed Markets Large-Cap Value	AST International Value	6.00%
Developed Markets Large-Cap Growth	AST International Growth	9.00%
Core Domestic Fixed-Income Securities		40%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	25.00%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	iShares iBoxx $High Yield Corporate Bond (HYG)	5.00%
Cash/Money Market Instruments	AST Money Market	10.00%
“Off-Benchmark” Investment Categories		5%
Emerging Markets Equity	iShares MSCI Emerging Market Index (EEM)	3.00%
Commodities	iPath Dow Jones—AIG Commodity Index (DJP)	2.00%

*                    The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST Horizon Growth Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		64%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	13.05%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	13.05%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.89%
Domestic Large & Mid-Cap Value	iShares S&P 400 Mid-Cap Value	2.00%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	11.61%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	7.74%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.66%
Developed Markets Large-Cap Value	AST International Value	8.00%
Developed Markets Large-Cap Growth	AST International Growth	7.00%
Core Domestic Fixed-Income/Cash		32%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	25.00%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	Wisdom Tree High-Yield Equity	4.00%
Cash/Money Market Instruments	AST Money Market	3.00%
“Off-Benchmark” Investment Categories		4%
Sector Equity	Vanguard Materials	2.00%
Sector Equity	Vanguard Industrials	2.00%

*                    The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST Horizon Moderate Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		46%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	8.70%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	8.70%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.60%
Domestic Large & Mid-Cap Value	iShares S&P 400 Mid-Cap Value	2.00%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	8.70%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	5.80%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.50%
Developed Markets Large-Cap Value	AST International Value	6.00%
Developed Markets Large-Cap Growth	AST International Growth	5.00%
Core Domestic Fixed-Income/Cash		51%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	43%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	Wisdom Tree High-Yield Equity	5%
Cash/Money Market Instruments	AST Money Market	3%
“Off-Benchmark” Investment Categories		3%
Sector Equity	Vanguard Materials	1.00%
Sector Equity	Vanguard Industrials	2.00%

*                    The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST Niemann Capital Growth Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		69%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	18.37%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	18.37%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	1.25%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	10.45%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	6.96%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.60%
Domestic Small-Cap Value	AST Small-Cap Value	2.00%
Domestic Small-Cap Growth	AST Federated Aggressive Growth	1.00%
Developed Markets Large-Cap Value	AST International Value	5.00%
Developed Markets Large-Cap Growth	AST International Growth	5.00%
Core Domestic Fixed-Income/Cash		25%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	20.00%
Cash/Money Market Instruments	AST Money Market	5.00%
“Off-Benchmark” Investment Categories		6%
Sector Equity	Telecom HOLDRs	1.00%
Sector Equity	streetTRACKS Oil & Gas	1.00%
Single Country Equity	iShares MSCI Germany Index	1.00%
Single Country Equity	iShares MSCI Brazil Index	1.00%
Sector Equity	PowerShares Dynamic Oil & Gas Services	1.00%
Sector Equity	Energy Select Sector SPDR	1.00%

*                    The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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APPENDIX IV: DESCRIPTION OF CERTAIN DEBT SECURITIES RATINGS

Moody’s Investors Service, Inc. (Moody’s)

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large, or exceptionally stable, margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba—Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B—Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa—Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca—Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C—Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Standard & Poor’s Corporation (Standard & Poor’s)

AAA—Debt rated AAA has the highest rating assigned by Standard & Poor’s. Capacity to pay interest and repay principal is extremely strong.

AA—Debt rated AA has a strong capacity to pay interest and repay principal, and differs from the highest rated issues only in a small degree.

A—Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

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BBB—Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB, B, CCC, CC, C—Debt rated BB, B, CCC, CC and C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties of major risk exposures to adverse conditions.

BB—Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating is also used for debt subordinated to senior debt that is assigned an actual or implied BBB rating.

B—Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB-rating.

CCC—Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, economic or financial conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

CC—The rating CC typically is applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C—The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI—The rating CI is reserved for income bonds on which no interest is being paid.

D—Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The D rating also will be used upon the filing of bankruptcy petition if debt service payments are jeopardized.

Plus (+) or minus ( - )—Ratings from AA to CCC may be modified by the addition of a plus of minus sign to show relative standing within the major rating categories.

Description of Certain Commercial Paper Ratings

Moody’s

Prime-1—Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2—Issuers rated Prime-2 (or related supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the

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characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3—Issuers rated Prime-3 (or related supporting institutions) have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime—Issuers rated Not Prime do not fall within any of the Prime rating categories.

Standard & Poor’s

A-1—This highest category indicates that the degree of safety regarding time payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign designation.

A-2—Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated “A-1”.

A-3—Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of the changes in circumstances than obligations carrying the higher designations.

B—Issues rated B are regarded as having only speculative capacity for timely payment.

C—This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D—Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period.

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Mailing Address
Advanced Series Trust
One Corporate Drive
Shelton, CT 06484
Investment Managers
AST Investment Services, Incorporated	Prudential Investments LLC
One Corporate Drive	Gateway Center Three, 100 Mulberry Street
Shelton, CT 06484	Newark, NJ 07102
Sub-Advisors
CLS Investment Firm, LLC
Horizon Investments, LLC
Niemann Capital Management, Inc.
Western Asset Management Company
Western Asset Management Company Limited
Custodian
PFPC Trust Company
400 Bellevue Parkway
Wilmington, DE 19809
Administrator
Transfer and Shareholder Servicing Agent
PFPC Inc.
103 Bellevue Parkway
Wilmington, DE 19809
Legal Counsel	Counsel to the Independent Trustees
Goodwin Procter LLP	Bell, Boyd & Lloyd LLC
901 New York Avenue, N.W.	70 West Madison Street
Washington, D.C. 20001	Chicago, IL 60602
Independent Registered Public Accounting Firm
KPMG LLP
345 Park Avenue
New York, New York 10154

INVESTOR INFORMATION SERVICES:

Shareholder inquiries should be made by calling (800) 752-6342 or by writing to Advanced Series Trust at One Corporate Drive, Shelton, Connecticut 06484. The Trust’s website is www.prudentialannuities.com.

Additional information about the Portfolios is included in the SAI, which is incorporated by reference into this Prospectus. Additional information about the Portfolios’ investments is available in the annual and semi-annual reports to holders of variable annuity contracts and variable life insurance policies. In the annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of each Portfolio during its last fiscal year. The SAI and copies of annual and semi-annual reports are available without charge by calling the above number.

Delivery of Prospectus and other Documents to Households.   To lower costs and eliminate duplicate documents sent to your address, the Trust, in accordance with applicable laws and regulations, may begin mailing only one copy of the Trust’s prospectus, prospectus supplements, annual and semi-annual reports, proxy statements and information statements, or any other required documents to your address even if more than one shareholder lives there. If you have previously consented to have any of these documents delivered to multiple investors at a shared address, as required by law, and wish to revoke this consent or otherwise would prefer to continue to receive your own copy, you should call 1-800-SKANDIA or write to “Advanced Series Trust, c/o American Skandia Life Assurance Corporation.” at P.O. Box 7038, Bridgeport, CT 06601-9642. The Trust will begin sending individual copies to you within thirty days of receipt of revocation.

The information in the Trust’s filings with the Commission (including the SAI) is available from the Commission. Copies of this information may be obtained, upon payment of duplicating fees, by electronic request to publicinfo@sec.gov or by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102. The information can also be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. Finally, information about the Trust is available on the EDGAR database on the Commission’s Internet site at http://www.sec.gov.

Investment Company Act File No. 811-5186

ASTFUNDPROS2

STATEMENT OF ADDITIONAL INFORMATION DATED NOVEMBER 19, 2007

ADVANCED SERIES TRUST

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Advanced Series Trust (the Trust) is an investment company that has 49 separate publicly offered investment portfolios (each, a Trust Portfolio and collectively, the Trust Portfolios). This Statement of Additional Information (SAI) discusses the following six Trust Portfolios (each, a Portfolio and collectively, the Portfolios):

AST CLS Growth Asset Allocation Portfolio

AST CLS Moderate Asset Allocation Portfolio

AST Horizon Growth Asset Allocation Portfolio

AST Horizon Moderate Asset Allocation Portfolio

AST Niemann Capital Growth Asset Allocation Portfolio

AST Western Asset Core Plus Bond Portfolio

The Trust offers one class of shares of each Portfolio. Shares of the Trust are or may be sold to separate accounts of The Prudential Insurance Company of America, Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, American Skandia Life Assurance Company, and Prudential Retirement Insurance and Annuity Company (collectively, Prudential Insurance) as investment options under variable life insurance and variable annuity contracts. In addition, shares of the Portfolios may be offered to separate accounts of non-Prudential insurance companies for the same types of contracts (collectively with the Prudential Insurance contracts, the Contracts). These separate accounts invest in shares of the Trust through subaccounts that correspond to the Portfolios. The separate accounts will redeem shares of the Trust to the extent necessary to provide benefits under the Contracts or for such other purposes as may be consistent with the Contracts.

Not every Portfolio is available under each Contract. The prospectus for each Contract lists the Portfolios currently available under that particular Contract.

In order to sell shares to both Prudential and non-Prudential insurance companies, the Trust has obtained an exemptive order (the Order) from the United States Securities and Exchange Commission (SEC). The Trust and its Portfolios are managed in compliance with the terms and conditions of that Order. This SAI is not a prospectus and should be read in conjunction with the Prospectus relating to the Portfolios, dated November 19, 2007 (the Prospectus).

The Prospectus is available without charge upon written request to Advanced Series Trust, One Corporate Drive, Shelton, Connecticut 06484 or by telephoning (800) 752-6342.

INTRODUCTION:

The AST CLS Growth Asset Allocation Portfolio, the AST CLS Moderate Asset Allocation Portfolio, the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio (each, an Asset Allocation Portfolio and collectively, the Asset Allocation Portfolios) will allocate their assets in accordance with different investment strategies and will invest primarily in other investment companies as described herein.  The AST Western Asset Core Plus Bond Portfolio (the Western Asset Core Plus Bond Portfolio) will invest primarily in fixed-income securities as described herein.  Each Portfolio was first offered on November 19, 2007.

AST Investment Services, Inc. (AST) and Prudential Investments LLC (PI) serve as co-managers to the Trust (each, an Investment Manager and together, the Investment Managers).  The Investment Managers have engaged the following firms to serve as sub-advisors for the Portfolios (each, a Sub-Advisor and collectively the Sub-Advisors):

Portfolio	Sub-Advisor(s)
AST CLS Growth Asset Allocation Portfolio	CLS Investment Firm, LLC
AST CLS Moderate Asset Allocation Portfolio	CLS Investment Firm, LLC
AST Horizon Growth Asset Allocation Portfolio	Horizon Investments, LLC
AST Horizon Moderate Asset Allocation Portfolio	Horizon Investments, LLC
AST Niemann Capital Growth Asset Allocation Portfolio	Niemann Capital Management, Inc.
AST Western Asset Core Plus Bond Portfolio	Western Asset Management Company and Western Asset Management Company Limited

INVESTMENT OBJECTIVES, POLICIES AND RISKS:

The following information supplements, and should be read in conjunction with, the discussion in the Prospectus of the investment objective and policies of each Portfolio. Because each Portfolio will have different amounts of exposure to certain investment strategies and different exposures to equity and fixed-income securities, the risks, opportunities and total return associated with an investment in each Portfolio may differ.

The investment objective and investment policies and restrictions of each Portfolio, unless otherwise specified, are not “fundamental” policies and may be changed by the Board of Trustees of the Trust (the Board) without approval of the shareholders of the applicable Portfolio. Those investment policies specifically labeled as fundamental, including those described in this SAI under the caption “Investment Restrictions,” may not be changed without shareholder approval. Fundamental investment policies of a Portfolio may be changed only with the approval of at least the lesser of: (1) 67% or more of the total shares of the Portfolio represented at a meeting at which more than 50% of the outstanding shares of such Portfolio are represented, or (2) a majority of the outstanding shares of the Portfolio.

Investment Objectives and Principal Investment Policies of the Asset Allocation Portfolios

Investment Objectives of the Asset Allocation Portfolios.   The investment objective of each of the Asset Allocation Portfolios is to obtain the highest potential total return consistent with its specified level of risk tolerance. The AST CLS Growth Asset Allocation Portfolio, the AST Horizon Growth Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio (the Growth Asset Allocation Portfolios) generally will have a higher level of risk tolerance than the AST CLS Moderate Asset Allocation Portfolio and the AST Horizon Moderate Asset Allocation Portfolio (together, the Moderate Asset Allocation Portfolios) because the Growth Asset Allocation Portfolios will tend to have greater exposure to equity securities than the Moderate Asset Allocation Portfolios. The investment objective and the definition of risk tolerance level are not fundamental policies for any of the Asset Allocation Portfolios and, therefore, may be changed by the Board without shareholder approval.  No assurance can be given that any of the Asset Allocation Portfolios will achieve its investment objective.

Principal Investment Policies of the Asset Allocation Portfolios.  The Asset Allocation Portfolios are “funds of funds.” That means that each Asset Allocation Portfolio invests primarily or exclusively in one or more mutual funds in accordance with its own asset allocation strategy. The mutual funds that may be used in connection with the Asset Allocation Portfolios include: (i) the other investment portfolios of the Trust that are not operated as “funds-of-funds” (collectively, the Underlying Trust Portfolios); (ii) certain exchange-traded funds (i.e., investment companies that are registered under the Investment Company Act of 1940 (the 1940 Act) as open-end funds or unit investment trusts and that have shares that trade intra-day on stock exchanges at market-determined prices) (collectively, the Underlying ETFs); and (iii) registered or non-registered money market funds advised by the Investment Managers or one of their affiliates (collectively, the Underlying Money Market Portfolios). The Underlying Trust Portfolios, the Underlying Money Market Portfolios, and the Underlying ETFs are

collectively referred to as the “Underlying Portfolios.”  Consistent with the investment objectives and policies of the Asset Allocation Portfolios, other mutual funds from time to time may be added to, or removed from, the list of Underlying Portfolios that may be used in connection with the Asset Allocation Portfolios.

Under normal market conditions, it is expected that the assets of the Asset Allocation Portfolios will be allocated among the equity and debt/money market asset classes as set forth below.

Asset Allocation Portfolio	Percentage of Net Assets Allocated to Equity Asset Class	Percentage of Net Assets Allocated to Debt Securities/Money Market Instruments Asset Class

AST CLS Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)

AST CLS Moderate Asset Allocation	50% (May range from 40 - 60%)	50% (May range from 40 - 60%)

AST Horizon Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)

AST Horizon Moderate Asset Allocation	50% (May range from 40 - 60%)	50% (May range from 40 - 60%)

AST Niemann Capital Growth Asset Allocation	70% (May range from 60 - 80%)	30% (May range from 20 - 40%)

Each Asset Allocation Portfolio’s assets will be further allocated among various “core” and “off-benchmark” investment categories within the equity and debt/money market asset classes.  Under normal circumstances, at least 90% of an Asset Allocation Portfolio’s assets will be allocated across as many as seven different “core” investment categories while up to 10% of its assets may be allocated to “off-benchmark” investment categories.

The seven “core” investment categories include: (i) domestic large-cap and mid-cap value equity securities; (ii) domestic large-cap and mid-cap growth equity securities; (iii) domestic small-cap value equity securities; (iv) domestic small-cap growth equity securities; (v) developed markets large-cap value equity securities; (vi) developed markets large-cap growth equity securities; and (vii) domestic fixed-income securities, including investment grade U.S. Government, corporate, and mortgage-backed securities, non-investment grade debt securities, and cash/money market instruments.  “Off-benchmark” investment categories represent: (i) asset classes or investment styles that are not covered by, or are sub-sets of, the above-referenced “core” investment categories or (ii) exposure to the inverse of such “core” investment categories.  Examples of “off-benchmark” investment categories include, but are not limited to, equity sectors such as real estate, technology, utilities, financials, or healthcare; inflation-indexed debt securities; developed markets debt securities; emerging markets equity and debt securities; commodities; or the inverse of certain asset classes or market segments.  CLS Investment Firm, LLC (CLS), Horizon Investments, LLC (Horizon), and Niemann Capital Management, Inc. (Niemann Capital) (each, an AA Sub-Advisor and collectively, the AA Sub-Advisors) will be responsible for constructing these target asset allocations for the relevant Asset Allocation Portfolios, subject to certain guidelines established by the Investment Managers.

Combinations of Underlying Trust Portfolios and Underlying ETFs will be selected for each Asset Allocation Portfolio that are consistent with the relevant target asset allocations.  Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be, and up to 100% of an Asset Allocation Portfolio’s assets may be, invested in Underlying Trust Portfolios.  It is currently expected, however, that Underlying Trust Portfolios will be used solely to gain exposure to “core” investment categories.  In addition, no more than 10% of an Asset Allocation Portfolio’s assets may be invested in Underlying ETFs.  Underlying ETFs may be used to gain exposure to both “core” and “off-benchmark” investment categories.

Establishment of Target Asset Allocations.    PI will begin this investment process by employing various quantitative and qualitative research methods to select weighted combinations of one or more Underlying Trust Portfolios to be used as fulfillment options for each “core” investment category.  That means that all Asset Allocation Portfolio assets that are allocated to Underlying Trust Portfolios within a particular “core” investment category by an AA Sub-Advisor will be invested in accordance with these Underlying Trust Portfolio weights.  Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be allocated to Underlying Trust Portfolios or to “core” investment categories.

The AA Sub-Advisors will analyze PI’s Underlying Trust Portfolio weights and related information in order to establish the initial target allocation of Asset Allocation Portfolio assets among the equity and debt/money market asset classes and among the various investment categories within those asset classes.  The expected target asset allocation for the Growth Asset Allocation Portfolios will emphasize investments in the equity asset class while the expected target asset allocation for the Moderate Asset Allocation Portfolios will emphasize balanced investments in both the equity and debt/money market asset classes.  The target asset allocations established by the AA Sub-Advisors will be subject to certain guidelines established by PI.  In particular, PI will set and interpret guidelines as to the percentage of Asset Allocation Portfolio assets that an AA Sub-Advisor may be allocate to: (i) the equity and debt/money market asset classes; (ii) any particular “core” investment category (e.g., large-cap value vs. large-cap growth); (iii) “off-benchmark” investment categories; and (iv) Underlying ETFs.

The estimated initial target asset allocations and the related guidelines for the Growth Asset Allocation are set forth in Appendix I to this SAI.  The estimated initial target asset allocations and the related guidelines for the Moderate Asset Allocation are set forth in Appendix II to this SAI.  Such estimates are preliminary and subject to change in the sole discretion of the Investment Managers and the AA Sub-Advisors.

Selection of Underlying Portfolios.  Each AA Sub-Advisor will then select from among the AST PIMCO Total Return Bond Portfolio and the AST Money Market Portfolio to provide all or a portion of the required exposure to the domestic fixed-income securities “core” investment category.  These selections will be consistent with the relevant Asset Allocation Portfolio’s then-current target asset allocation.  (In the future, additional or different fixed income Underlying Trust Portfolios may be used.)  With respect to the remaining 10% of the Asset Allocation Portfolio’s assets, the AA Sub-Advisors may use: (i) Underlying ETFs (including ETFs that invest primarily in non-investment grade debt securities) or the Underlying Trust Portfolios to gain additional exposure to “core” investment categories and/or (ii) Underlying ETFs to add exposure to “off-benchmark” investment categories.  No more than 10% of an Asset Allocation Portfolio’s assets may be invested in Underlying ETFs or in “off-benchmark” investment categories.  The estimated initial Underlying Portfolio weights for the Asset Allocation Portfolios are set forth in Appendix III to this SAI.  Such estimates are preliminary and subject to change in the sole discretion of the Investment Manager and the Sub-Advisor.

Implementation of Target Asset Allocations and Underlying Portfolio Selections.   PI will handle the day-to-day purchase, retention, and sale of shares of the Underlying Portfolios.  Such purchases and sales generally will be made in accordance with the target asset allocation and Underlying Portfolio weights for the relevant Asset Allocation Portfolio.  Each AA Sub-Advisor may, from time to time, change the target asset allocation and/or Underlying ETF weights for an Asset Allocation Portfolio.  In addition, PI may, from time to time, change the Underlying Trust Portfolio weights for any of the “core” investment categories.  In the event of any such change, PI will purchase and redeem shares of the relevant Underlying Portfolios in order to cause the Asset Allocation Portfolio’s actual holdings to match the then-current target asset allocation and/or Underlying Portfolio weights for that Asset Allocation Portfolio.  Purchases and sales of Underlying Trust Portfolios resulting from changes to target asset allocations and/or Underlying Portfolio weights, however, will be subject to guidelines established from time to time by PI.  Currently, under normal circumstances, no more than 1% of an Asset Allocation Portfolio’s holdings in Underlying Trust Portfolios in any particular “core” investment category (e.g., large-cap growth or large-cap value investment categories) may be redeemed on any particular day in order to effect a related target asset allocation or Underlying Portfolio weight shift.  Unlike transactions in Underlying Trust Portfolio shares, transactions in Underlying ETFs will not be subject to the above-referenced guidelines or any other limitations.  Frequent purchases and sales of Underlying ETFs by an Asset Allocation Portfolio may, however, result in higher costs for brokerage commissions and other transaction-related expenses.  These trading expenses may adversely affect an Asset Allocation Portfolio’s investment performance.

Description of AA Sub-Advisors’ Investment Methodologies.  Each AA Sub-Advisor will emphasize a different investment methodology in determining target asset allocations and selecting Underlying Trust Portfolios and/or Underlying ETFs for the Asset Allocation Portfolios.  It is expected, however, that the AA Sub-Advisors will employ various tactical asset allocation strategies in connection with the establishment of target asset allocations and selection of Underlying Trust Portfolios and/or Underlying ETFs for the Asset Allocation Portfolios.  In general terms, tactical asset allocation involves occasional, short-term, tactical deviations from the base asset class mix in order to capitalize on unusual or exceptional investment opportunities.  As described in greater detail above, redemptions of Underlying Trust Portfolio shares will be subject to certain limits established by the Investment Managers from time to time.  These limits may adversely affect an Asset Allocation Portfolio’s investment performance by hindering the AA Sub-Advisor’s ability to utilize its tactical asset allocation strategy to capitalize on unusual or exceptional investment opportunities.

AST CLS Growth Asset Allocation Portfolio and AST CLS Moderate Asset Allocation Portfolio.  CLS uses its proprietary risk budgeting methodology to set a risk budget for each of the AST CLS Growth Asset Allocation Portfolio and AST CLS Moderate Asset Allocation Portfolio based on their respective target asset allocations.  CLS will adjust the target asset allocation among the various asset classes while keeping the risk of the relevant Portfolio in line with the target allocation.

CLS uses its risk analysis combined with fundamental and quantitative analysis to distinguish between those asset classes that are attractive and those asset classes that should receive an underweighted allocation.

AST Horizon Growth Asset Allocation Portfolio and AST CLS Horizon Asset Allocation Portfolio.  The Horizon portfolio management team incorporates analysis from both a quantitative and economic perspective.  Its research-driven methodology produces market trajectories that are reviewed at frequent and consistent intervals.  Horizon utilizes high-frequency data to obtain leading indicators of future market activity and to identify current trends in market leadership.  This analysis also incorporates the global weights for geography, size, and style and then modifies these global weights based on the current economic environment.  Industry overweights are determined based on the underlying support for the specific sectors as well as quantitative allocation research.

AST Niemann Capital Growth Asset Allocation Portfolio.  Niemann Capital will use quantitative investment techniques in establishing target asset allocations and selecting Underlying ETFs for the AST Niemann Capital Growth Asset Allocation Growth Portfolio.  In particular, Niemann Capital will use its proprietary software on a daily basis to analyze and uncover those sectors of the market with the greatest reward potential adjusted for risk.  Niemann Capital will also analyze the securities holdings and investment philosophies of the Underlying Trust Portfolios and the Underlying ETFs.

Other Investments.  The Asset Allocation Portfolios are not limited to investing exclusively in shares of the Underlying Portfolios. Each Asset Allocation Portfolio is now permitted under current law to invest in “securities” as defined under the 1940 Act.  For these purposes, the term “securities” includes, without limitation, shares of common or preferred stock, warrants, security futures, notes, bonds, debentures, any put, call, straddle, option, or privilege on any security or on any group or index of securities, or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to a foreign currency.

Cash Management Activities and Temporary Investments.   Upon an Asset Allocation Portfolio’s receipt of net cash contributions, such amounts will be invested in the AST Money Market Portfolio until the next succeeding business day.  Thereafter, PI will cause such amounts to be invested in accordance with the then-current target asset allocation and Underlying Portfolio weights for the relevant Asset Allocation Portfolio.  As a temporary measure for defensive purposes, each Asset Allocation Portfolio may invest without limitation in the Underlying Money Market Portfolios, including the AST Money Market Portfolio, commercial paper, cash equivalents, or high-quality, short-term debt instruments during, or in response to, any significant market event (e.g., suspension of trading on, or closure of, The New York Stock Exchange) or unusual circumstance.

Investment Objectives and Principal Investment Policies of the Western Asset Core Plus Bond Portfolio

Investment Objective of the Western Asset Core Plus Bond Portfolio.  The investment objective of the Western Asset Core Plus Bond Portfolio will be to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain the average duration specified for the Western Asset Core Plus Bond Portfolio.  The investment objective and specified average duration figure are not fundamental policies for the Western Asset Core Plus Bond Portfolio and, therefore, may be changed by the Board without shareholder approval.  No assurance can be given that the Western Asset Core Plus Bond Portfolio will achieve its investment objective.

Principal Investment Policies of the Western Core Plus Bond Portfolio.  The Western Asset Core Plus Bond Portfolio will have a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its assets in debt and fixed-income securities. The 80% investment requirement applies at the time the Western Asset Core Plus Bond Portfolio invests its assets. To the extent required by applicable law, the Western Asset Core Plus Bond Portfolio may not change its policy to invest at least 80% of its net assets in debt and fixed-income securities unless it provides shareholders with at least 60 days’ written notice of such change.  For purposes of these limitations only, net assets include the amount of any borrowing for investment purposes.

For purposes of the non-fundamental investment restriction set forth above, the Western Asset Core Plus Bond Portfolio will consider an instrument, including a synthetic instrument, to be a debt or fixed-income security if, in the judgment of Western Asset or WAML, it has economic characteristics similar to a debt or fixed-income security. For example, a Portfolio will consider an instrument, including a synthetic instrument, to be a fixed-income security if, in the judgment of Western Asset or WAML, it has economic characteristics similar to debt or fixed-income securities. Such instruments would include, but are not limited to, futures contracts and related options, mortgage-related securities, asset-backed securities, reverse repurchase agreements, dollar rolls, and cash equivalents. In addition, the Western Asset Core Plus Bond Portfolio will consider repurchase agreements secured by obligations of the U.S. Government and its agencies and instrumentalities to be obligations of the U.S. Government and its agencies and instrumentalities for these purposes. Fixed income securities include:

(1)        U.S. Government Obligations;

(2)         corporate obligations (“corporate obligations” include, without limitation, preferred stock, convertible securities, zero coupon securities and pay-in-kind securities);

(3)         inflation-indexed securities;

(4)         mortgage- and other asset-backed securities;

(5)         obligations of non-U.S. issuers, including obligations of non-U.S. governments, international agencies or supranational organizations;

(6)         fixed-income securities of non-governmental U.S. or non-U.S. issuers;

(7)         taxable municipal obligations;

(8)         variable and floating rate debt securities;

(9)         commercial paper and other short-term investments;

(10)       certificates of deposit, time deposits, and bankers’ acceptances;

(11)       loan participations and assignments;

(12)       structured notes; and

(13)       repurchase agreements.

Duration refers to the range within which the average modified duration of a Portfolio is expected to fluctuate.  Modified duration measures the expected sensitivity of market price to changes in interest rates, taking into account the effects of structural complexities (for example, some bonds can be prepaid by the issuer). The target average modified duration of the Western Bond Core Plus Portfolio is expected to range within 30% of the duration of the domestic bond market as a whole (normally three to six years, although this may vary). Therefore, the range within which the average modified duration of the Western Bond Core Plus Portfolio is expected to fluctuate is generally 2.5 to 7 years. The Western Bond Core Plus Portfolio’s average modified duration may fall outside of its expected average modified duration range due to market movements. If this happens, Western Asset and WAML will take action to bring the Western Bond Core Plus Portfolio’s average modified duration back within its expected average modified duration range within a reasonable period of time.

The Western Bond Core Plus Portfolio may invest up to 15% of its net assets in debt securities that are rated, at the time of purchase, below investment grade, but at least B-/B3, or if unrated, are determined by Western Asset and WAML to be of comparable quality. For purposes of the foregoing credit quality policy, the Western Asset Core Plus Bond Portfolio will consider a security to be rated below investment grade if it is not rated Baa/BBB or above by at least one NRSRO (or, if unrated, is determined by Western Asset and WAML to be of comparable quality). Securities rated below investment grade are commonly known as “junk bonds” or “high yield securities.” The continued holding of securities downgraded below investment grade or, if unrated, determined by Western Asset and WAML to be of comparable quality, will be evaluated by Western Asset and WAML on a case by case basis.  Information on the ratings issued to debt securities by certain rating agencies is included in Appendix IV to this Prospectus.

In addition, the Western Bond Core Plus Portfolio may also:

•      invest up to 25% of its total assets in the securities of non-U.S. issuers;

•      invest up to 20% of its total assets in non-U.S. dollar-denominated securities.

•      hold common stock or warrants received as the result of an exchange or tender of fixed-income securities;

•      invest in derivatives such as futures, options and swaps for both hedging and non-hedging purposes, including for    purposes of enhancing returns;

•      buy or sell securities on a forward commitment basis;

•      lend its portfolio securities;

•      engage in non-U.S. currency exchange transactions;

•      engage in reverse repurchase agreements; or

•      borrow money for temporary or emergency purposes or for investment purposes.

The Western Bond Core Plus Bond Portfolio also may buy and sell investments relatively often, which involves higher trading costs and other expenses, and may increase taxes payable by shareholders.

 Temporary Investments.   As a temporary measure for defensive purposes, the Western Bond Core Plus Bond Portfolio may invest without limitation in the money market mutual funds, commercial paper, cash equivalents, or high-quality, short-term debt instruments.

Certain Risk Factors

Investments in the Portfolios are not guaranteed; investors may lose money by investing in a Portfolio.  At any time, an investment in a mutual fund may be worth more or less than the price an investor originally paid for it.  Investors may lose money by investing in a Portfolio because: (i) the value of the investments it owns changes, sometimes rapidly and unpredictably; (ii) the Portfolio is not successful in reaching its goal because of its strategy or because it did not implement its investment strategy properly; or (iii) unforeseen occurrences in the securities markets negatively affect the Portfolio.

Set forth below is a description of the “fund of funds” structure that will be employed by each of the Asset Allocation Portfolios and the principal risks to the Asset Allocation Portfolios associated with the use of this structure.

“Fund of Funds” Structure Description.  As set forth above, each Asset Allocation Portfolio will be a “fund of funds.” Each Asset Allocation Portfolio will have its own target asset allocation and will invest in different combinations of Underlying Portfolios. The value of mutual fund shares will fluctuate. As a result, the investment performance of each Asset Allocation Portfolio will depend on how its assets are allocated and reallocated among the Underlying Portfolios. Because each of the Asset Allocation Portfolios will invest primarily or exclusively in shares of the Underlying Portfolios under normal circumstances, the risks associated with each Asset Allocation Portfolio will be closely related to the risks associated with the securities and other investments held by the relevant Underlying Portfolios. The ability of each Asset Allocation Portfolio to achieve its investment objective will depend on the ability of the relevant Underlying Portfolios to achieve their respective investment objectives.

Asset Allocation Risk. Asset allocation risk is the risk that an AA Sub-Advisor may allocate assets to an asset class that underperforms other asset classes. For example, an Asset Allocation Portfolio may be overweighed in the equity asset class when the stock market is falling and the fixed-income market is rising.  Likewise, an Asset Allocation Portfolio may be overweighed in the fixed-income asset class when the stock market is falling and the equity markets are rising.

Underlying Portfolio Selection Risk. Underlying Portfolio selection risk is the risk that the Underlying ETFs selected by the AA Sub-Advisors and the Underlying Trust Portfolios selected by PI will underperform relevant markets, relevant indices, or other mutual funds with similar investment objectives and strategies.

Sub-Advisor Selection Risk for Underlying Trust Portfolios. Under normal circumstances, not less than 90% of an Asset Allocation Portfolio’s assets will be, and up to 100% of an Asset Allocation Portfolio’s assets may be, invested in Underlying Trust Portfolios. Sub-Advisor selection risk is the risk that the Investment Managers’ decision to select or replace a sub-advisor for an Underlying Trust Portfolio does not produce the intended result. The Investment Managers, however, are not responsible for the day-to-day management of the Underlying Trust Portfolios or the Underlying ETFs.

Fund of Funds Risk.  In addition to the Asset Allocation Portfolios, the Investment Managers serve as investment manager to other Trust Portfolios that invest primarily in Underlying Trust Portfolios (collectively with the Asset Allocation Portfolios, the Affiliated Funds of Funds).  An Underlying Trust Portfolio may experience relatively large purchases or redemptions from one or more Affiliated Funds of Funds.  Although the Investment Managers seek to minimize the impact of these transactions by structuring them over a reasonable period of time or through the enforcement of certain limits on redemptions of Underlying Trust Portfolio shares, an Underlying Trust Portfolio may experience increased expenses as it buys and sells securities to respond to transactions initiated by an Affiliated Funds of Funds.  An Underlying Trust Portfolio’s investment performance also may be adversely affected if it must buy and sell securities at inopportune times to respond to transactions initiated by an Affiliated Funds of Funds. In addition, because the Affiliated Funds of Funds may own a substantial portion of an Underlying Trust Portfolio, a large-scale redemption initiated by one or more Affiliated Funds of Funds could cause an Underlying Trust Portfolio’s expense ratio to increase as such portfolio’s fixed costs would be spread over a smaller asset base. As a result, these transactions could have an adverse effect on an Affiliated Funds of Funds, including an Asset Allocation Portfolio, that continues to remain invested in such Underlying Trust Portfolios.

Set forth below is a description of certain equity securities and related investment methods that the Asset Allocation Portfolios may indirectly invest in or use through their investments in the Underlying Portfolios, and certain of the primary risks to the Asset Allocation Portfolios associated with such equity securities and investment methods.  Because the Growth Asset Allocation Portfolios will tend to have greater exposure to equity securities than the Growth Asset Allocation Portfolios, such risks generally will apply more to the Growth Asset Allocation Portfolios than the Moderate Asset Allocation Portfolios.

Market Risk. Market risk is the risk that the equity markets in which an Underlying Portfolio invests will go down in value, including the possibility that an equity market will go down sharply and unpredictably.

Selection Risk. Selection risk is the risk that the equity securities selected by the investment managers or sub-advisors for the relevant Underlying Portfolio will under perform the market, the relevant indices, or other funds with similar investment objectives and investment strategies.

Common and Preferred Stocks Risk. Certain of the Underlying Portfolios also may invest in common and preferred stocks. Common and preferred stocks represent shares of ownership in a company.  Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on the company’s income for purposes of receiving dividend payments and on the company’s assets in the event of liquidation. Common and preferred stocks can experience sharp declines in value over short or extended periods of time, regardless of the success or failure of a company’s operations. Stocks can decline for many reasons, including due to adverse economic, financial, or political developments and developments related to the particular company, the industry of which it is a part, or the securities markets generally.

Investment Style Risk. An AA Sub-Advisor may emphasize a particular investment style, such as a “growth” or “value” style, when establishing the target asset allocation for an Asset Allocation Portfolio.  Specific investment styles, however, tend to go in and out of favor and may not produce the best results over short or longer time periods. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Likewise, an Asset Allocation Portfolio’s exposure to value stocks through its investments in the Underlying Portfolios carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock believed to be undervalued may actually be appropriately priced.

Small- and Mid-Capitalization Company Risk. An AA Sub-Advisor may emphasize small-cap equity securities when establishing the target asset allocation for an Asset Allocation Portfolio. Likewise, PI may emphasize the selection of Underlying Trust Portfolios that invest primarily in medium-capitalization stocks when choosing Underlying Portfolios that are consistent with the then-current target asset allocations for the large-cap and mid-cap value and growth investment categories.  The shares of small and medium-sized companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on an Underlying Portfolio’s ability to sell these securities. In the case of small cap technology companies, the risks associated with technology company stocks, which tend to be more volatile than other sectors, are magnified.

Market Sector/Industry Risk. Each AA Sub-Advisor may allocate up to 10% of the relevant Asset Allocation Portfolio’s assets to “off-benchmark” investment categories, including various market sectors and industries such as real estate, technology, or utilities. Underlying Portfolios that emphasize investments in a particular market sector or industry are subject to an additional risk factor because they are generally less diversified than most equity funds. As a result, an Underlying Portfolio could experience sharp price declines when conditions are unfavorable in the market sector or industry in which it invests.

Warrants Risk.  Certain of the Underlying Portfolios also may invest in warrants.  Warrants are options to buy a stated number of shares of common stock at a specified price any time during the life of the warrants. The value of warrants may fluctuate more than the value of the securities underlying the warrants. A warrant will expire without value if the rights under such warrant are not exercised prior to its expiration date.  To the extent the Western Asset Core Plus Bond Portfolio holds warrants received in connection with an exchange or tender of fixed-income securities, such Portfolio will be subject to the above-referenced risks.

Set forth below is a description of certain equity and fixed-income securities and related investment methods that the Western Asset Core Plus Bond Portfolio and Asset Allocation Portfolios may directly or indirectly invest in or use and the primary risks associated with such securities and investment methods.

Market Risk.  Market risk is the risk that the fixed-income or foreign markets in which invests will go down in value, including the possibility that a market will go down sharply and unpredictably.

Selection Risk. Selection risk is the risk that the fixed-income or foreign securities selected by the investment managers or sub-advisors for an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will underperform the market, the relevant indices, or other funds with similar investment objectives and investment strategies.

Interest Rate Risk.   Each Portfolio is subject to interest rate risk.  Interest rate risk is the risk that the rates of interest income generated by the fixed-income investments of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may decline due to a decrease in market interest rates and the market prices of the fixed-income investments of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may decline due to an increase in market interest rates.  Generally, the longer the maturity of a fixed-income security, the greater is the negative effect on its value when rates increase.

Certain securities held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will pay interest at variable or floating rates.  Variable rate securities reset at specified intervals, while floating rate securities reset whenever there is a change in a specified index rate.  In most cases, these reset provisions reduce the effect of changes in market interest rates on the value of the security.  However, some securities do not track the underlying index directly, but reset based on formulas that can produce an effect similar to leveraging; others may also provide for interest payments that vary inversely with market rates.  The market prices of these securities may fluctuate significantly when interest rates change.

Credit Risk.  Each Portfolio is also subject to credit risk.  Credit risk is the risk that an issuer of securities will be unable to pay principal and interest when due, or that the value of the security will suffer because investors believe the issuer is less able to pay.  This is broadly gauged by the credit ratings of the securities in which an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio invests. However, ratings are only the opinions of the agencies issuing them and are not absolute guarantees as to quality.  The lower the rating of a debt security held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio, the greater the degree of credit risk that is perceived to exist by the rating agency with respect to that security.  Increasing the amount of Portfolio allocated lower-rated securities generally will increase the Portfolio’s income, but also will increase the credit risk to which the Portfolio is subject.  Information on the ratings issued to debt securities by certain rating agencies is included in Appendix IV to this SAI.

Not all securities are rated.  In the event that the relevant rating agencies assign different ratings to the same security, the investment manager or sub-advisor for an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will determine which rating it believes best reflects the security’s quality and risk at that time.

“Junk Bond” Risk.  Debt securities that are rated below investment grade by a rating agency (i.e., securities not rated Baa/BBB or above by at least one rating agency), or, if not rated, that are determined to be of equivalent investment quality by the relevant investment manager or sub-advisor, are often referred to as “junk bonds.” Each Asset Allocation Portfolio may have exposure to “junk bonds” through the allocation of assets to the domestic securities fixed-income investment category.  Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 15% of its total assets in “junk bonds.”  Debt securities rated below investment grade are considered to be predominately speculative with respect to an issuer’s capacity to pay interest and repay principal in accordance with the terms of such obligations.  In addition, the market for lower-rated bonds may be thinner and less active than the market for higher-rated bonds, and the prices of lower-rated bonds may fluctuate more than the prices of higher-rated bonds, particularly in times of market stress. A Portfolio will be subject to additional credit risk to the extent it has exposure to “junk bonds.”

Prepayment or Call Risk.  Prepayment or call risk is the risk that issuers will prepay fixed-rate obligations held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio when interest rates fall, forcing the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to reinvest in obligations with lower interest rates than the original obligations.

Foreign and Emerging Markets Securities Risk.  An AA Sub-Advisor also may emphasize exposure to foreign and emerging markets securities when establishing the target asset allocation for an Asset Allocation Portfolio.  Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 25% of its total assets in the securities of non-U.S. issuers and up to 20% of its assets in non-U.S. dollar denominated securities.

Investments in foreign securities (including those denominated in U.S. dollars) involve certain risks not typically associated with investments in domestic issuers.  The values of non-U.S. securities are subject to economic and political developments in the countries and regions where the issuers operate or are domiciled, or where the securities are traded, such as changes in economic or monetary policies, and to changes in exchange rates.  Values may also be affected by restrictions on receiving the investment proceeds from a non-U.S. country.  In general, less information is publicly available about non-U.S. companies than about U.S. companies. Non-U.S. companies are generally not subject to the same accounting, auditing, and financial reporting standards as are U.S. companies.  Some securities issued by non-U.S. governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of such governments.  Even where a security is backed by the full faith and credit of a government, it may be difficult for an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to pursue its rights against such government in that country’s courts.  Some non-U.S. governments have defaulted on principal and interest payments.  In addition, investments by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio in non-U.S. securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls or restrictions on the repatriation of non-U.S. currency, confiscatory taxation, political or financial instability and adverse diplomatic developments.  Dividends or interest on, or proceeds from the sale of, non-U.S. securities may be subject to non-U.S. withholding taxes, and special U.S. tax considerations may apply.

The risks of non-U.S. investment are greater for investments in emerging markets.  Among others, these types of investments can include not only corporate obligations, but also “Brady Bonds,” bonds issued as a result of a debt restructuring plan, Eurobonds, domestic and international bonds issued under the laws of a developing country, emerging market loans, and other debt instruments and equity securities.  Emerging market countries typically have economic and political systems that are less fully developed, and can be expected to be less stable than those of more developed countries. For example, the economies of such countries can be subject to rapid and unpredictable rates of inflation or deflation.  Low trading volumes may result in a lack of liquidity and in price volatility.  Emerging market countries may have policies that restrict investment by foreigners, or that prevent foreign investors from withdrawing their money at will.  Because the Western Asset Core Plus Bond Portfolio may invest a significant amount of its total assets in emerging market securities, investors should be able to tolerate sudden and sometimes substantial fluctuations in the value of their investments. An investment in the Western Asset Core Plus Bond Portfolio should be considered speculative.

Currency Risk.  An AA Sub-Advisor also may emphasize exposure to non-U.S. dollar denominated securities when establishing the target asset allocation for an Asset Allocation Portfolio.  Likewise, the Western Asset Core Plus Bond Portfolio may invest up to 20% of its total assets in non-U.S. dollar-denominated securities.

The value securities denominated in non-U.S. currencies can be affected by changes in the rates of exchange between those currencies and the U.S. dollar. Currency exchange rates can be volatile and affected by, among other factors, the general economic conditions of a country, the actions of the U.S. and non-U.S. governments or central banks, the imposition of currency controls, and speculation. A security may be denominated in a currency that is different from the currency of the country where the issuer is domiciled.  In addition to the policies described elsewhere in this SAI, certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may from time to time attempt to hedge a portion of their currency risk using a variety of techniques, including currency futures, forwards, and options. However, these instruments may not always work as intended, and in certain cases the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may be worse off than if it had not used a hedging instrument. For most emerging market currencies, suitable hedging instruments are not available. See “Hedging Risk” below for more information.

Mortgage-Backed and Asset-Backed Securities Risks.  Mortgage-backed securities represent an interest in a pool of mortgages.  When market interest rates decline, many mortgages are refinanced, and mortgage-backed securities are paid off earlier than expected.  Prepayments may also occur on a scheduled basis or due to foreclosure. The effect on a Portfolio’s investment return is similar to that discussed above for prepayment or call risk.

When market interest rates increase, the market values of mortgage-backed securities decline. At the same time, however, mortgage refinancings and prepayments slow, which lengthens the effective maturities of these securities.  As a result, the negative effect of the rate increase on the market value of mortgage-backed securities is usually more pronounced than it is for other types of fixed income securities, potentially increasing the volatility of a Portfolio.

Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property, and receivables from credit card agreements.  The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited. Asset-backed securities are subject to many of the same risks as mortgage-backed securities.

At times, some of the mortgage-backed and asset-backed securities in which an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may invest will have higher than market interest rates and therefore will be purchased at a premium above their par value.  Prepayments may cause losses on securities purchased at a premium. Unscheduled prepayments, which are made at par, will cause a Portfolio to experience a loss equal to any unamortized premium.

Inflation-Indexed Securities Risks.  The value of inflation-indexed fixed income securities generally fluctuates in response to changes in real interest rates, which are in turn tied to the relationship between nominal interest rates and the rate of inflation.  Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed securities. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed securities.  Although the principal value of inflation-indexed securities declines in periods of deflation, holders at maturity receive no less than the par value of the security. However, if an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio purchases inflation-indexed securities in the secondary market whose principal values have been adjusted upward due to inflation since issuance, it may experience a loss if there is a subsequent period of deflation. If inflation is lower than expected during the period an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio holds an inflation-indexed security, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may earn less on the security than on a conventional bond.

Any increase in principal value caused by an increase in the index the inflation-indexed securities are tied to is taxable in the year the increase occurs, even though the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will not receive cash representing the increase at that time.

If real interest rates rise (i.e., if interest rates rise for reasons other than inflation, for example, due to changes in currency exchange rates), the value of inflation-indexed securities held by an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will decline. Moreover, because the principal amount of inflation-indexed securities would be adjusted downward during a period of deflation, an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will be subject to deflation risk with respect to its investments in these securities.  Inflation-indexed securities are tied to indices that are calculated based on rates of inflation for prior periods.  No assurance can be given that such indices will accurately measure the actual rate of inflation in the prices of goods and services.

Hedging Risk.  The decision as to whether and to what extent an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will engage in hedging transactions to hedge against such risks as credit risk, currency risk, and interest rate risk will depend on a number of factors, including prevailing market conditions, the composition of such portfolio and the availability of suitable transactions. Accordingly, no assurance can be given that an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will engage in hedging transactions at any given time or from time to time, even under volatile market environments, or that any such strategies, if used, will be successful.  Hedging transactions involve costs and may result in losses.

Liquidity Risk.  Liquidity risk exists when particular investments are difficult to sell.  An Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may not be able to sell these illiquid investments at the best prices.  Investments in derivatives, non-U.S. investments, restricted securities mortgage-backed securities, asset-backed securites, securities having small and medium market capitalizations, and securities having substantial market and/or credit risk tend to involve greater liquidity risk.

Borrowing or Leveraging Risk.  Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may borrow for temporary or emergency purposes, including to meet redemptions, for the payment of dividends, for share repurchases, or for the clearance of securities transactions. Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio also may borrow for investment purposes. Borrowing may exaggerate changes in the net asset value of shares of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio and in the return on its portfolio. Borrowing will cost such portfolios interest expense and other fees. The costs of borrowing may reduce the investment return of the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio.  Certain derivative securities that the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may buy or other techniques that such portfolio may use may create leverage, including, but not limited to, when-issued securities, forward commitments and futures contracts and options.  To mitigate leveraging risk, an investment manager or sub-adviser can segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Leverage, including borrowing, may cause an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio to be more volatile than if such portfolio had not been leveraged. This volatility occurs because leveraging tends to exaggerate the effect of any increase or decrease in the value of its securities.

Derivatives Risk.  Certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio may engage in a variety of transactions using “derivatives,” such as futures, options, warrants and swaps. Derivatives are financial instruments, the value of which value depends upon, or is derived from, the value of something else, such as one or more underlying investments, indexes, or currencies. Derivatives may be traded on organized exchanges, or in individually negotiated transactions with other parties (these are known as “over-the-counter” derivatives). An Underlying Portfolio or the Western Asset Core Plus Bond Portfolio may use derivatives both for hedging and non-hedging purposes, including for purposes of enhancing returns. Although certain Underlying Portfolios and the Western Asset Core Plus Bond Portfolio have the flexibility to make use of derivatives, they may choose not to for a variety of reasons, even under very volatile market conditions.

As open-end investment companies registered with the Securities and Exchange Commission (the Commission), these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio are subject to the federal securities laws, including the 1940 Act, related rules, and various Commission and Commission staff positions.  In accordance with these positions, with respect to certain kinds of derivatives, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other Commission- or staff-approved measures, while the derivative contracts are open.  For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio must cover its open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio is permitted to set aside liquid assets in an amount equal to such Portfolio’s daily marked-to-market (net) obligations, if any (i.e., such Portfolio’s daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, these Underlying Portfolios and the Western Asset Core Plus Bond Portfolio will have the ability to employ leverage to a greater extent than if such Portfolio were required to segregate assets equal to the full notional value of such contracts.  The Trust reserves the right to modify the asset segregation policies of the Underlying Portfolios and the Western Asset Core Plus Bond Portfolio in the future to comply with any changes in the positions articulated from time to time by the Commission and its staff.

Derivatives involve special risks and costs.  Exposure to derivatives may result in losses to a Portfolio. The successful use of derivatives requires sophisticated management, and, to the extent that derivatives are used, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio will depend on the ability of its investment manager or sub-advisor to analyze and manage derivatives transactions. The prices of derivatives may move in unexpected ways, especially in abnormal market conditions. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses to a Portfolio.  A Portfolio’s exposure of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for the derivatives positions of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio at any time.  In fact, many over-the-counter derivative instruments will not have liquidity beyond the counterparty to the instrument.  Over-the-counter derivative instruments also involve the risk that the other party will not meet its obligations to an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio.

Swap agreements will tend to shift the investment exposure of an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio from one type of investment to another. For example, if an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio agrees to exchange payments in U.S. dollars for payments in non-U.S. currency, the swap agreement would tend to decrease such portfolio’s exposure to U.S. interest rates and increase its exposure to non-U.S. currency and interest rates.

If an Underlying Portfolio or the Western Asset Core Plus Bond Portfolio sells protection on credit default swaps relating to corporate debt securities, such portfolio would be required to pay the par (or other agreed-upon) value of a referenced debt security to the counterparty in the event of a default by a third party, the corporate debt security issuer, on the debt security.  In return, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default had occurred.  If no default occurred, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio would keep the stream of payments and would have no payment obligations.  As the seller, the Underlying Portfolio or the Western Asset Core Plus Bond Portfolio would effectively add leverage to its portfolio because, in addition to its net assets, such portfolio would be subject to investment exposure on the notional amount of the swap.

Portfolio Turnover Risk.  Subject to certain guidelines established by PI, the AA Sub-Advisors may pursue occasional, short-term, tactical shifts in an Asset Allocation Portfolio’s target asset allocation and/or Underlying Portfolio weights in order to capitalize on unusual or exceptional investment opportunities. Likewise, the length of time the Western Asset Core Plus Bond Portfolio has held a particular security is not generally a consideration in investment decisions. The use of these strategies may result in the frequent purchase and sale of securities and higher costs for brokerage commissions, dealer mark-ups, and other transaction-related expenses.  These trading expenses may adversely affect Portfolio’s investment performance.

INVESTMENT RESTRICTIONS:

The investment restrictions set forth below are “fundamental” policies. More information regarding “fundamental” policies of the Portfolios and the requirements for changing such “fundamental” policies is set forth in this SAI under the caption “Investment Objectives, Policies and Principal Risks.” More information about the “non-fundamental” investment policies of the Portfolios is set forth in the Prospectus under the caption “Investment Objectives and Policies.”

Under its fundamental investment restrictions, each Portfolio may not:

1.     Issue senior securities, except as permitted under the 1940 Act.

2.     Borrow money, except that a Portfolio may (i) borrow money for non-leveraging, temporary or emergency purposes, and (ii) engage in reverse repurchase agreements and make other investments or engage in other transactions, which may involve a borrowing, in a manner consistent with the Portfolio’s investment objective and policies; provided that the combination of (i) and (ii) shall not exceed 33 1/3 % of the value of the Portfolio’s assets (including the amount borrowed) less liabilities (other than borrowings) or such other percentage permitted by law. Any borrowings that come to exceed this amount will be reduced in accordance with applicable law. Subject to the above limitations, a Portfolio may borrow from persons to the extent permitted by applicable law, including the 1940 Act, or to the extent permitted by any exemption from the 1940 Act that may be granted by the SEC, or any SEC releases, no-action letters or similar relief or interpretive guidance.

3.     Underwrite securities issued by other persons, except to the extent that a Portfolio may be deemed to be an underwriter (within the meaning of the Securities Act of 1933) in connection with the purchase and sale of portfolio securities.

4.     Purchase or sell real estate unless acquired as a result of the ownership of securities or other instruments; provided that this restriction shall not prohibit a Portfolio from investing in securities or other instruments backed by real estate or in securities of companies engaged in the real estate business.

5.     Purchase or sell physical commodities unless acquired as a result of the ownership of securities or instruments; provided that this restriction shall not prohibit a Portfolio from (i) engaging in permissible options and futures transactions and forward foreign currency contracts in accordance with the Portfolio’s investment policies, or (ii) investing in securities of any kind.

6.     Make loans, except that a Portfolio may (i) lend portfolio securities in accordance with the Portfolio’s investment policies in amounts up to 33- 1/3 % of the total assets of the Portfolio taken at market value, (ii) purchase money market securities and enter into repurchase agreements, (iii) acquire publicly distributed or privately placed debt securities, and (iv) make loans of money to other investment companies to the extent permitted by the 1940 Act or any exemption there from that may be granted by the SEC or any SEC releases, no-action letters or similar relief or interpretive guidance.

7.     Purchase any security if, as a result, more than 25% of the value of the Portfolio’s assets would be invested in the securities of issuers having their principal business activities in the same industry; provided that this restriction does not apply to investments in obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities or to municipal securities (or repurchase agreements with respect thereto). For purposes of this limitation, investments in other investment companies shall not be considered an investment in any particular industry.

8.    Western Asset Core Plus Bond Portfolio Only: With respect to 75% of the value of its total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, (i) more than 5% of the value of the Portfolio’s total assets would be invested in the securities of such issuer, or (ii) more than 10% of the outstanding voting securities of such issuer would be held by the Portfolio.

If a restriction on a Portfolio’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of the Portfolio assets invested in certain securities or other instruments, or change in average duration of the Portfolio’s investment portfolio, resulting from changes in the value of the Portfolio’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

With respect to investment restriction (6), the restriction on making loans is not considered to limit Portfolio’s investments in loan participations and assignments.

With respect to investment restriction (7), a Portfolio will not consider a bank-issued guaranty or financial guaranty insurance as a separate security for purposes of determining the percentage of the Portfolio’s assets invested in the securities of issuers in a particular industry.

With respect to investment restrictions (2) and (6), a Portfolio will not borrow or lend to any other fund unless it applies for and receives an exemptive order from the SEC, if so required, or the SEC issues rules permitting such transactions.

 PORTFOLIO TURNOVER:

A Portfolio buys and sells portfolio securities in the normal course of its investment activities. Each Portfolio may sell its portfolio securities, regardless of the length of time that they have been held, if the applicable Sub-Advisor determines that it would be in the Portfolio’s best interest to do so. It may be appropriate to buy or sell portfolio securities due to economics market, or other factors that are not within the control of the Investment Managers.

The proportion of the Portfolio’s investment portfolio that is sold and replaced with new securities during a year is known as the Portfolio’s portfolio turnover rate. A turnover rate of 100% would occur, for example, if a Portfolio sold and replaced securities valued at 100% of its net assets within one year. A high rate of portfolio turnover for a Portfolio involves correspondingly higher brokerage commission expenses and other transaction costs, which are directly borne by such Portfolio. Such higher brokerage commission expenses and other transaction costs will reduce the investment performance of the Portfolio.

 ORGANIZATION AND MANAGEMENT OF THE TRUST:

The Trust is a managed, open-end investment company organized as a Massachusetts business trust, the separate investment portfolios of which are diversified, unless otherwise indicated.

As of the date of this SAI, 49 Trust Portfolios are available. The Trust may offer additional portfolios with a range of investment objectives that Participating Insurance Companies may consider suitable for variable annuities and variable life insurance policies or that may be considered suitable for Qualified Plans. The Trust’s current approach to achieving this goal is to seek to have multiple organizations unaffiliated with each other be responsible for conducting the investment programs for the portfolios. Each such organization would be responsible for the Portfolio or Portfolios to which such organization’s expertise is best suited. As set forth in the Prospectus, AST and PI serve as co-managers to the Trust. Each Investment Manager is affiliated with Prudential Insurance.

Formerly, the Trust was known as the Henderson International Growth Portfolio, which consisted of only one Trust Portfolio. The investment manager was Henderson International, Inc. Shareholders of what was, at the time, the Henderson International Growth Portfolio, approved certain changes in a meeting held April 17, 1992. These changes included engagement of a new investment manager, engagement of a sub-advisor and election of new Trustees. Subsequent to that meeting, the new Trustees adopted a number of resolutions, including, but not limited to, resolutions renaming the Trust. Since that time, the Trustees have adopted a number of resolutions, including, but not limited to, making new Trust Portfolios available and adopting forms of Investment Management Agreements and Sub-Advisory Agreements between the Investment Managers and the Trust and the Investment Manager and each sub-advisor, respectively.

American Skandia Life Assurance Corporation, a Participating Insurance Company, is also a wholly-owned subsidiary of Prudential Annuities, Inc. (formerly American Skandia, Inc.) (PA) and an indirect subsidiary of Prudential Financial, Inc. (Prudential). Certain officers of the Trust are officers and/or directors of one or more of the following companies: AST, American Skandia Life Assurance Corporation,

American Skandia Marketing, Incorporated (the principal underwriter for various annuities deemed to be securities for American Skandia Life Assurance Corporation) and PA. Founded in 1875, Prudential is a publicly held financial services company primarily engaged in providing life insurance, mutual funds, annuities, pension and retirement related services and administration, asset management, securities brokerage, banking and trust services, real estate brokerage franchises and relocation services through its wholly-owned subsidiaries.

AST, a Maryland corporation, was incorporated in 1991 and is registered as an investment adviser with the SEC. Prior to May 1, 2007, AST was known as American Skandia Investment Services, Inc. PI is also registered as an investment adviser with the SEC. PI is a wholly-owned subsidiary of PIFM HoldCo, Inc., which is wholly-owned subsidiary of Prudential Asset Management Holding Company, which is a wholly-owned subsidiary of Prudential.

INFORMATION ABOUT TRUSTEES AND OFFICERS

Information about the Trustees and the Officers of the Trust is set forth below. Trustees who are not deemed to be “interested persons” of the Trust, as defined in the 1940 Act, are referred to as “Independent Trustees.” Trustees who are deemed to be “interested persons” of the Trust are referred to as “Interested Trustees.” The Trustees are responsible for the overall supervision of the operations of the Trust and perform the various duties imposed on the directors of investment companies by the 1940 Act.

Independent Trustees

Name, Address, Age, No. of Portfolios Overseen	Principal Occupation(s) During Past Five Years	Other Directorships Held
Saul K. Fenster, Ph.D. (74) No. of Portfolios Overseen: 83

Currently President Emeritus of New Jersey Institute of Technology (since 2002); formerly President (1978-2002) of New Jersey Institute of Technology; Commissioner (1998-2002) of the Middle States Association Commission on Higher Education; Commissioner (1985-2002) of the New Jersey Commission on Science and Technology; formerly Director (1998-2005) of Society of Manufacturing Engineering Education Foundation; formerly Director of Prosperity New Jersey; formerly a director or trustee of Liberty Science Center, Research and Development Council of New Jersey, New Jersey State Chamber of Commerce, and National Action Council for Minorities in Engineering

Member (since 2006), Board of The Ridgefield Foundation and The Leir Foundation.

Delayne Dedrick Gold (69) No. of Portfolios Overseen: 82	Marketing Consultant (1982-present); formerly Senior Vice President and Member of the Board of Directors, Prudential Bache Securities, Inc.

W. Scott McDonald, Jr. (70) No. of Portfolios Overseen: 83

Formerly Management Consultant (1997-2004) and of Counsel (2004-2005) at Kaludis Consulting Group, Inc. (company serving higher education); Formerly principal (1995-1997), Scott McDonald Associates; Chief Operating Officer (1991-1995), Fairleigh Dickinson University; Executive Vice President and Chief Operating Officer (1975-1991), Drew University; interim President (1988-1990), Drew University; formerly Director of School, College and University Underwriters Ltd.

Thomas T. Mooney (65) No. of Portfolios Overseen: 82	Chief Executive Officer, Excell Partners, Inc.; formerly President of the Greater Rochester Metro Chamber of Commerce, Rochester City Manager; formerly Deputy Monroe County Executive.

Thomas M. O’Brien (56) No. of Portfolios Overseen: 82

President and COO (since November 2006) of State Bancorp, Inc. and State Bank; Vice Chairman (January 1997-April 2000) of North Fork Bank; President and Chief Executive Officer (December 1984-December 1996) of North Side Savings Bank; formerly President and Chief Executive Officer (May 2000-June 2006) Atlantic Bank of New York

Formerly Director (December 1996-May 2000) of North Fork Bancorporation, Inc.; Formerly Director (May 2000-April 2006) of Atlantic Bank of New York; Director (since November 2006) of State Bancorp, Inc. (NASDAQ: STBC) and State Bank of Long Island.

John A. Pileski (67) No. of Portfolios Overseen: 82	Retired since June 2000; Tax Partner (July 1974-June 2000) of KPMG, LLP.	Director (since April 2001) of New York Community Bank; Director (since May 1980) of Surf Club of Quogue, Inc

F. Don Schwartz (71) No. of Portfolios Overseen: 82	Management Consultant (since April 1985).

Interested Trustees

David R. Odenath, Jr. (50) No. of Portfolios Overseen: 82

President of Prudential Annuities (since August 2002); Senior Vice President (since June 1999) of Prudential; Executive Vice President (since May 2003) of Prudential Investment Management Services LLC; President, Chief Executive Officer, Chief Operating Officer, Officer in Charge and Director (since June 2005) of AST Investment Services, Inc; Formerly President, Chief Executive Officer, Chief Operating Officer and Officer-In-Charge (September 1999-February 2003) of Prudential Investments LLC.

Robert F. Gunia (60) No. of Portfolios Overseen: 149

Chief Administrative Officer (since September 1999) and Executive Vice President (since December 1996) of Prudential Investments LLC; President (since April 1999) of Prudential Investment Management Services LLC; Executive Vice President (since March 1999) and Treasurer (since May 2000) of Prudential Mutual Fund Services LLC; Chief Administrative Officer, Executive Vice President and Director (since May 2003) of AST Investment Services, Inc.;

Vice President and Director (since May 1989) and Treasurer (since 1999) of The Asia Pacific Fund, Inc.

Advanced Series Trust— Trustee Length of Service

Saul K. Fenster, Ph.D.	Delayne Dedrick Gold	W. Scott McDonald, Jr.	Thomas T. Mooney	Thomas M. O’Brien	John A. Pileski	F. Don Schwartz	David R. Odenath	Robert F. Gunia
Trustee Since 2003	Trustee Since 2003	Trustee Since 2003	Trustee Since 2003	Trustee Since 2003	Trustee Since 2001	Trustee Since 1992	President and Trustee Since 2003	Vice President and Trustee Since 2003

Trust Officers

Name, Address and Age Position with the Fund	Principal Occupation(s) During the Past Five Years

Kathryn L. Quirk (54) Chief Legal Officer

Vice President and Corporate Counsel (since September 2004) of Prudential; Executive Vice President, Chief Legal Officer and Secretary (since July 2005) of Prudential Investments LLC and Prudential Mutual Fund Services LLC; formerly Managing Director, General Counsel, Chief Compliance Officer, Chief Risk Officer and Corporate Secretary (1997-2002) of Zurich Scudder Investments, Inc.

Grace C. Torres (48) Treasurer and Principal Financial and Accounting Officer

Assistant Treasurer (since March 1999) and Senior Vice President (since September 1999) of PI; Assistant Treasurer (since May 2003) and Vice President (since June 2005) of AST Investment Services, Inc.; Senior Vice President and Assistant Treasurer (since May 2003) of American Skandia Advisory Services, Inc.; formerly Senior Vice President (May 2003-June 2005) of AST Investment Services, Inc.

Timothy J. Knierim (48) Chief Compliance Officer	Chief Compliance Officer of Prudential Investment Management, Inc. (since July 2007); formerly Chief Risk Officer of PIM and PI (2002-2007) and formerly Chief Ethics Officer of PIM and PI (2006-2007).
Valerie M. Simpson (49) Deputy Chief Compliance Officer	Vice President and Senior Compliance Officer (since March 2006) of PI; Vice President-Financial Reporting (since March 2006) for Prudential Life and Annuities Finance.
Deborah A. Docs (49) Secretary

Vice President and Corporate Counsel (since January 2001) of Prudential; Vice President (since December 1996) and Assistant Secretary (since March 1999) of PI; formerly Vice President and Assistant Secretary (May 2003-June 2005) of AST Investment Services, Inc.

Noreen M. Fierro (42) Anti-Money Laundering Compliance Officer

Vice President, Corporate Compliance (since May 2006) of Prudential; formerly Corporate Vice President, Associate General Counsel (April 2002-May 2005) of UBS Financial Services, Inc., in their Money Laundering Prevention Group; Senior Manager (May 2005-May 2006) of Deloitte Financial Advisory Services, LLP, in their Forensic and Dispute Services, Anti-Money Laundering Group.

Jonathan D. Shain (49) Assistant Secretary

Vice President and Corporate Counsel (since August 1998) of Prudential; Vice President and Assistant Secretary (since May 2001) of PI; Vice President and Assistant Secretary (since February 2001) of PMFS; formerly Vice President and Assistant Secretary (May 2003-June 2005) of AST Investment Services, Inc.

John P. Schwartz (36) Assistant Secretary	Vice President and Corporate Counsel (since April 2005) of Prudential; Vice President and Assistant Secretary of PI (since December 2005); Associate at Sidley Austin Brown & Wood LLP (1997-2005).
Claudia DiGiacomo (32) Assistant Secretary	Vice President and Corporate Counsel (since January 2005) of Prudential; Vice President and Assistant Secretary of PI (since December 2005); Associate at Sidley Austin Brown & Wood LLP (1999-2004).
Andrew R. French (44) Assistant Secretary	Director and Corporate Counsel (since May 2006) of Prudential; formerly Senior Legal Analyst of Prudential Mutual Fund Law Department (1997-2006).
M. Sadiq Peshimam (43) Assistant Treasurer	Vice President (since 2005) and Director (2000-2005) within Prudential Mutual Fund Administration.
Peter Parrella (49) Assistant Treasurer	Vice President (since 2007) within Prudential Mutual Fund Administration; formerly Tax Manager at SSB Citi Fund Management LLC (1997-2004)
Alan Fu (51) Assistant Treasurer	Vice President – Tax, The Prudential Insurance Company of America (1999 to October 2003); Vice President and Corporate Counsel – Tax, Prudential Financial, Inc. (since October 2003).

Advanced Series Trust—Officer Length of Service

Kathryn L. Quirk	Timothy J. Knierim	Valerie M. Simpson	Grace C. Torres	Deborah A. Docs	Noreen M. Fierro	Jonathan D. Shain	John P. Schwartz	Claudia DiGiacomo	Andrew R. French	Peter Parrella	M. Sadiq Peshimam	Alan Fu
Chief Legal Officer Since 2005	Chief Compliance Officer Since 2007	Deputy Chief Compliance Officer Since 2007	Principal Financial and Accounting Officer Since 2003	Secretary Since 2005	Anti-Money Laundering Compliance Officer Since 2006	Assistant Secretary Since 2005	Assistant Secretary Since 2006	Assistant Secretary Since 2005	Assistant Secretary Since 2006	Assistant Treasurer Since 2006	Assistant Treasurer Since 2007	Assistant Treasurer Since 2006

Explanatory Notes to Tables :

Trustees are deemed to be “Interested”, as defined in the 1940 Act, by reason of their affiliation with Prudential Investments LLC and/or an affiliate of Prudential Investments LLC.

Unless otherwise noted, the address of all Trustees and Officers is c/o Prudential Investments LLC, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102.

There is no set term of office for Trustees or Officers. The Independent Trustees have adopted a retirement policy, which calls for the retirement of Trustees on December 31 of the year in which they reach the age of 78.

“Other Directorships Held” includes only directorships of companies required to register or file reports with the SEC under the Securities Exchange Act of 1934 (that is, “public companies”) or other investment companies registered under the 1940 Act.

“No. of Portfolios Overseen” includes all investment companies managed by Prudential Investments LLC. The investment companies for which PI serves as manager include the JennisonDryden Funds, Strategic Partners Funds, The Prudential Variable Contract Accounts, The Target Portfolio Trust, The Prudential Series Fund, Advanced Series Trust, The High Yield Income Fund, Inc., The High Yield Plus Fund, Inc., Nicholas-Applegate Fund, Inc. and Prudential’s Gibraltar Fund, Inc.

Compensation of Trustees and Officers . Pursuant to a Management Agreement with the Fund, the Investment Managers pay all compensation of Officers and employees of the Trust as well as the fees and expenses of all Interested Trustees. The Trust pays each of its Independent Trustees annual compensation in addition to certain out-of-pocket expenses. Trustees who serve on Board Committees may receive additional compensation. The amount of annual compensation paid to each Independent Trustee may change as a result of the introduction of additional funds on whose boards the Trustee may be asked to serve.

Independent Trustees may defer receipt of their fees pursuant to a deferred fee agreement with the Trust. Under the terms of the agreement, the Trust accrues deferred Trustees’ fees daily which, in turn, accrue interest at a rate equivalent to the prevailing rate to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or, at the daily rate of return of any JennisonDryden or Strategic Partners mutual fund chosen by the Trustee. Payment of the interest so accrued is also deferred and becomes payable at the option of the Trustee. The Fund’s obligation to make payments of deferred Trustees’ fees, together with interest thereon, is a general obligation of the Trust. The Trust does not have a retirement or pension plan for its Trustees.

The following table sets forth the aggregate compensation paid by the Trust for the Trust ‘s most recently completed fiscal year to the Independent Trustees for service on the Board, and the Board of any other investment company in the Fund Complex for the most recently completed calendar year. Trustees and officers who are “interested persons” of the Trust (as defined in the 1940 Act) do not receive compensation from the Fund Complex and therefore are not shown in the following table.

Compensation Received by Independent Trustees — Advanced Series Trust

Name	Aggregate Fiscal Year Compensation from Fund	Pension or Retirement Accrued as Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Trust and Fund Complex for Most Recent Calendar Year
Saul K. Fenster	$88,940	None	None	$188,000	(4/77)*
Delayne Dedrick Gold	$89,040	None	None	$179,000	(3/76)*
Julian A. Lerner***	$40,200	None	None	$80,000
W. Scott McDonald, Jr.**	$91,300	None	None	$188,000	(4/77)*
Thomas T. Mooney**	$110,350	None	None	$222,000	(3/76)*
Thomas M. O’Brien**	$88,540	None	None	$178,000	(3/76)*
John A. Pileski	$91,760	None	None	$185,000	(3/76)*
F. Don Schwartz**	$86,650	None	None	$174,000	(3/76)*

Explanatory Notes to Compensation Table

*Number of funds and portfolios represent those in existence as of December 31, 2006.

**Earnings stated above exclude the following earnings in calendar year 2006 on deferred compensation balances, for Trustees who had deferred their fees in calendar year 2006 or earlier: W. Scott McDonald, Jr.: $17,978

Thomas T. Mooney: $63,601

Thomas M. O’Brien: $143,334

F. Don Schwartz: $17,915

***Ceased to be a Trustee in 2006.

Board Committees . The Board established two standing committees in connection with governance of the Trust—Audit and Governance. Information on the membership of each standing committee and its functions is set forth below.

Audit Committee . The Audit Committee consists of Mr. Pileski (chair) Mr. O’Brien, Ms. Gold and Mr. Mooney (ex-officio). The Board has determined that each member of the Audit Committee is not an “interested person” as defined in the 1940 Act. The responsibilities of the Audit Committee are to assist the Board in overseeing the Fund’s independent registered public accounting firm, accounting policies and procedures, and other areas relating to the Fund’s auditing processes. The Audit Committee is responsible for pre-approving all audit services and any permitted non-audit services to be provided by the independent registered public accounting firm directly to the Funds. The Audit Committee is also responsible for pre-approving permitted non-audit services to be provided by the independent registered public accounting firm to (1) the Manager and (2) any entity in a control relationship with the Manager that provides ongoing services to the Fund, provided that the engagement of the independent registered public accounting firm relates directly to the operation and financial reporting of the Fund. The scope of the Audit Committee’s responsibilities is oversight. It is management’s responsibility to maintain appropriate systems for accounting and internal control and the independent registered public accounting firm’s responsibility to plan and carry out an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The number of Audit Committee meetings held during the Trust’s most recently completed fiscal year is set forth in the table below.

Governance Committee . The Governance Committee of the Board is responsible for nominating Trustees and making recommendations to the Board concerning Board composition, committee structure and governance, director education, and governance practices. The members of the Governance Committee are Mr. Fenster (Chair), Mr. McDonald, Mr. Schwartz and Mr. Mooney (ex-officio). The Board has determined that each member of the Governance Committee is not an “interested person” as defined in the 1940 Act. The number of Governance Committee meetings held during the

Fund’s most recently completed fiscal year is set forth in the table below. The Governance Committee Charter is available on the Trust’s website at www.americanskandia.prudential.com.

Selection of Director Nominees. The Governance Committee is responsible for considering trustee nominees for Trustees at such times as it considers electing new members to the Board. The Governance Committee may consider recommendations by business and personal contacts of current Board members, and by executive search firms that the Committee may engage from time to time and will also consider shareholder recommendations. The Governance Committee has not established specific, minimum qualifications that it believes must be met by a nominee. In evaluating nominees, the Governance Committee considers, among other things, an individual’s background, skills, and experience; whether the individual is an “interested person” as defined in the 1940 Act; and whether the individual would be deemed an “audit committee financial expert” within the meaning of applicable Commission rules. The Governance Committee also considers whether the individual’s background, skills, and experience will complement the background, skills, and experience of other nominees and will contribute to the diversity of the Board. There are no differences in the manner in which the Governance Committee evaluates nominees for the Board based on whether the nominee is recommended by a shareholder.

A shareholder who wishes to recommend a director for nomination should submit his or her recommendation in writing to the Chair of the Board (Thomas T. Mooney) or the Chair of the Governance Committee (Saul K. Fenster), in either case in care of the Fund), at P.O. Box 13964, Philadelphia, PA 19176. At a minimum, the recommendation should include: the name, address, and business, educational, and/or other pertinent background of the person being recommended; a statement concerning whether the person is an “interested person” as defined in the 1940 Act of 1940; any other information that the Trust would be required to include in a proxy statement concerning the person if he or she was nominated; and the name and address of the person submitting the recommendation, together with the number of Fund shares held by such person and the period for which the shares have been held. The recommendation also can include any additional information which the person submitting it believes would assist the Governance Committee in evaluating the recommendation.

Shareholders should note that a person who owns securities issued by Prudential Financial, Inc. (the parent company of the Trust’s investment advisers) would be deemed an “interested person” under the 1940 Act. In addition, certain other relationships with Prudential or its subsidiaries, with registered broker-dealers, or with the Trust’s outside legal counsel may cause a person to be deemed an “interested person.” Before the Governance Committee decides to nominate an individual to the Board, Committee members and other Board members customarily interview the individual in person. In addition, the individual customarily is asked to complete a detailed questionnaire which is designed to elicit information which must be disclosed under Commission and stock exchange rules and to determine whether the individual is subject to any statutory disqualification from serving on the board of a registered investment company.

Board Committee Meetings (for most recently completed fiscal year)

Fund Name	Audit Committee	Governance Committee
Advanced Series Trust	5	3

Share Ownership . Information relating to each Trustee’s share ownership in the indicated Fund(s) and in all registered funds in the PI-advised funds that are overseen by the respective Trustee as of the most recently completed calendar year is set forth in the chart below.

Trustee Share Ownership: Independent Trustees

Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities Owned by Trustee in All Registered Investment Companies in Fund Complex

Saul K. Fenster	None	over $100,000
Delayne Dedrick Gold	None	over $100,000
W. Scott McDonald, Jr.	None	over $100,000
Thomas T. Mooney	None	over $100,000
Thomas M. O’Brien	None	over $100,000
John A. Pileski	None	$10,001 - $50,000
F. Don Schwartz	None	over $100,000
Trustee Share Ownership: Interested Trustees
David R. Odenath	None	over $100,000
Robert F. Gunia	None	over $100,000

None of the Independent Trustees, or any member of his / her immediate family, owned beneficially or of record any securities in an investment adviser or principal underwriter of the Trust or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of the most recently completed calendar year.

Shareholder Communications with the Board of Trustees . Shareholders of any Trust Portfolio can communicate directly with the Board by writing to the Chair of the Board, c/o the Fund, P.O. Box 13964, Philadelphia, PA 19176. Shareholders can communicate directly with an individual Trustee by writing to that Trustee, c/o the Trust, P.O. Box 13964, Philadelphia, PA 19176. Such communications to the Board or individual Trustees are not screened before being delivered to the addressee.

Codes of Ethics.    The Board has adopted a Code of Ethics. In addition, each of the Investment Managers, the Sub-Advisors, and ASM has adopted a Code of Ethics (the Codes). The Codes apply to access persons (generally, persons who have access to information about a Portfolio’s investment program) and permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by a Portfolio. However, the protective provisions of the Codes prohibit certain investments and limit such personnel from making investments during periods when the Portfolio is making such investments. The Codes are on public file with, and are available from, the Commission.

 INVESTMENT ADVISORY AND OTHER SERVICES:

Investment Managers. The Investment Managers of the Trust are Prudential Investments LLC and AST Investment Services, Inc., Gateway Center Three, 100 Mulberry Street, Newark, NJ 07102. As of June 30, 2007, PI served as the investment manager to all of the Prudential U.S. and offshore open-end investment companies, and as administrator to closed-end investment companies, with aggregate assets of approximately $106.6 billion. PI is a wholly-owned subsidiary of PIFM HoldCo.LLC, which is a wholly-owned subsidiary of Prudential Asset Management Holding Company, which is a wholly-owned subsidiary of Prudential.

Pursuant to Management Agreements with the Trust (collectively, the Management Agreement), the Investment Managers, subject to the supervision of the Board and in conformity with the stated policies of the Trust, manages both the investment operations of each Portfolio and the composition of their investment portfolios, including the purchase, retention, disposition and loan of securities and other assets. In connection therewith, Investment Managers are obligated to keep certain books and records of the Trust. The Investment Managers are authorized to enter into subadvisory agreements for investment advisory services in connection with the management of the Trust. The Investment Managers will continue to have responsibility for all investment advisory services performed pursuant to any such subadvisory agreements. The Investment Managers will review the performance of the sub-advisors and make recommendations to the Board with respect to the retention of investment advisers and the renewal of contracts. The Investment Managers also administer the Trust’s corporate affairs and, in connection therewith, furnish the Trust with office facilities, together with those ordinary clerical and bookkeeping services which are not being furnished by, the Trust’s custodian (the Custodian), and the Trust’s transfer agent. The management services of the Investment Managers to the Trust are not exclusive under the terms of the Management Agreement and the Investment Managers are free to, and does, render management services to others.

In connection with its management of the corporate affairs of the Trust, the Investment Managers bear the following expenses:

•    the salaries and expenses of all of their personnel and the Trust’s personnel, except the fees and expenses of Independent Trustees;

•    all expenses incurred by the Investment Managers or the Trust in connection with managing the ordinary course of a Portfolio’s business, other than those assumed by the Trust as described below; and

•    the fees, costs and expenses payable to any investment sub-advisor(s) pursuant to any sub-advisory agreement(s) between the Investment Managers and such investment sub-advisor(s).

Under the terms of the Management Agreement, the Trust is responsible for the payment of the following expenses:

•    the fees and expenses incurred by the Trust in connection with the management of the investment and reinvestment of the Trust’s assets payable to the Investment Managers;

•    the fees and expenses of Independent Trustees;

•    the fees and certain expenses of the custodian and transfer and dividend disbursing agent, including the cost of providing records to the Investment Managers in connection with its obligation of maintaining required records of the Trust and of pricing the Trust’s shares;

•    the charges and expenses of the Trust’s legal counsel and independent auditors;

•    brokerage commissions and any issue or transfer taxes chargeable to the Trust in connection with its securities (and futures, if applicable) transactions;

•    all taxes and corporate fees payable by the Trust to governmental agencies;

•    the fees of any trade associations of which the Trust may be a member;

•    the cost of share certificates representing and/or non-negotiable share deposit receipts evidencing shares of the Trust;

•    the cost of fidelity, directors and officers and errors and omissions insurance;

•    the fees and expenses involved in registering and maintaining registration of the Trust and of its shares with the Commission and paying notice filing fees under state securities laws, including the preparation and printing of the Trust’s registration statements and prospectuses for such purposes;

•    allocable communications expenses with respect to investor services and all expenses of shareholders’ and Trustees’ meetings and of preparing, printing and mailing reports and notices to shareholders;

•    litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business and distribution and service (12b-1) fees.

The Management Agreement provides that the Investment Managers will not be liable for any error of judgment by Investment Managers or for any loss suffered by a Portfolio in connection with the matters to which the Management Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or gross negligence or reckless disregard of duties. The Management Agreement provides that it will terminate automatically, if assigned (as defined in the 1940 Act), and that it may be terminated without penalty by either the Investment Managers or the Trust by the Board or vote of a majority of the outstanding voting securities of the relevant Portfolio (as defined in the 1940 Act), upon not more than 60 days nor less than 30 days written notice. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the 1940 Act.

Investment Management Fees.  The contractual investment management fee for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio is 0.30% of such Asset Allocation Portfolio’s average daily net assets.  The Investment Managers, however, have voluntarily agreed to waive a portion of their investment management fees and/or reimburse expenses for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio so that their investment management fees equal 0.30% of such Asset Allocation Portfolio’s average daily net assets to $100 million; 0.25% of such Asset Allocation Portfolio’s average daily net assets from $100 million to $200 million; and 0.20% of such Asset Allocation Portfolio’s average daily net assets over $200 million.  Investment management fees are payable each month.  The above-referenced arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

The contractual investment management fee for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio is 0.30% of such Asset Allocation Portfolio’s average daily net assets.  The Investment Managers, however, have voluntarily agreed to waive a portion of their investment management fees and/or reimburse expenses for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio so that their investment management fees equal 0.30% of such Asset Allocation Portfolio’s average daily net assets to $250 million; 0.25% of such Asset Allocation Portfolio’s average daily net assets from $250 million to $750 million; and 0.20% of such Asset Allocation Portfolio’s average daily net assets over $750 million.  Investment management fees are payable each month.  The above-referenced arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

The Investment Managers receive a fee, payable each month, from the Western Asset Core Plus Bond Portfolio at the annual rate of 0.70% of the average daily net assets of such Portfolio.

Other Expenses and Expense Caps.  As used in connection with the Portfolios, “Other Expenses” includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items.  The Western Asset Core Plus Bond Portfolio also will pay participating insurance companies an administrative services fee of between 0.07% and 0.10% of its average daily net assets on an annualized basis.  Such administrative fees will compensate participating insurance companies for providing certain services to the beneficial shareholders of the Western Asset Core Plus Bond Portfolio in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports.  None of the Asset Allocation Portfolios, however, will directly pay any administrative fees to participating insurance companies at the “fund-of-funds” level for the printing and mailing of fund prospectuses and shareholder reports.  The Underlying Trust Portfolios, however, are subject to administrative fees of between 0.07% and 0.10% of their average daily net assets on an annualized basis.  Such administrative fee will compensate participating insurance companies for providing certain services to beneficial shareholders of the Underlying Trust Portfolios in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports.

The Investment Managers have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $100 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $100 million to $200 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $200 million.  The Investment Managers also have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $250 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $250 million to $750 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $750 million.  All of these arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

Because each the Asset Allocation Portfolios will be operated as “funds-of-funds,” such portfolio will indirectly bear a pro rata portion of the investment management fees and other expenses of the Underlying Portfolios in which it invests.

“Manager-of-Managers” Structure.  The “manager-of-managers” structure operates under an order issued by the SEC. The current order permits the Investment Managers to hire sub-advisors or amend subadvisory agreements, without shareholder approval, only with sub-advisors that are not affiliated with Prudential. The current order imposes the following conditions:

1. The Investment Managers will provide general management and administrative services to the Trust including overall supervisory responsibility for the general management and investment of the securities portfolio of the Trust Portfolios, and, subject to review and approval by the Board, will (a) set the Trust Portfolios’ overall investment strategies; (b) select sub-advisors; (c) monitor and evaluate the performance of sub-advisors; (d) allocate and, when appropriate, reallocate a Trust Portfolio’s assets among its sub-advisors in those cases where a Trust Portfolio has more than one sub-advisor; and (e) implement procedures reasonably designed to ensure that the sub-advisors comply with the Trust Portfolio’s investment objectives, policies, and restrictions.

2. Before a Trust Portfolio may rely on the order, the operation of the Trust Portfolio in the manner described in the Application will be approved by a majority of its outstanding voting securities, as defined in the 1940 Act, or, in the case of a new Trust Portfolio whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition (4) below, by the sole shareholder before offering of shares of such Trust Portfolio to the public.

3. The Trust will furnish to shareholders all information about a new sub-advisor or subadvisory agreement that would be included in a proxy statement. Such information will include any change in such disclosure caused by the addition of a new sub-advisor or any proposed material change in a Trust Portfolio’s subadvisory agreement. The Trust will meet this condition by providing shareholders with an information statement complying with the provisions of Regulation 14C under the Securities Exchange Act of 1934 (the Exchange Act), as amended, and Schedule 14C thereunder. With respect to a newly retained sub-advisor, or a change in a subadvisory agreement, this information statement will be provided to shareholders of the Trust Portfolio a maximum of ninety (90) days after the addition of the new sub-advisor or the implementation of any material change in a subadvisory agreement. The information statement will also meet the requirements of Schedule 14A under the Exchange Act.

4. The Trust will disclose in its prospectus the existence, substance and effect of the order granted pursuant to the Application.

5. No Trustee or officer of the Trust or director or officer of the Investment Managers will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such director or officer) any interest in any sub-advisor except for (a) ownership of interests in the Investment Managers or any entity that controls, is controlled by or is under common control with the Investment Managers, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a sub-advisor or any entity that controls, is controlled by or is under common control with a sub-advisor.

6. The Investment Managers will not enter into a subadvisory agreement with any sub-advisor that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Investment Managers other than by reason of serving a sub-advisor to one or more Trust Portfolios (an “Affiliated Sub-Advisor”) without such agreement, including the compensation to be paid thereunder, being approved by the beneficial shareholders of the applicable Trust Portfolio.

7. At all times, a majority of the members of the Board will be persons each of whom is not an “interested person” of the Trust as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), and the nomination of new or additional Independent Directors will be placed within the discretion of the then existing Independent Trustees.

8. When a sub-advisor change is proposed for a Trust Portfolio with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board’s minutes, that such change is in the best interests of the Trust Portfolio and its beneficial shareholders and does not involve a conflict of interest from which the Investment Managers or the Affiliated sub-advisor derives an inappropriate advantage.

Sub-Advisors.  The Investment Managers have entered into Subadvisory Agreements with each of the Sub-Advisors named in the table below. The Subadvisory Agreements provide that the Sub-Advisors will furnish certain investment advisory services in connection with the management of each Portfolio.  In connection therewith, the Sub-Advisors are obligated to keep certain books and records of the Trust. Under each Subadvisory Agreement, each Sub-Advisor, subject to the supervision of the Investment Managers, is responsible for managing the assets of the relevant Portfolio in accordance with the Portfolio’s investment objectives, investment program, and investment policies.  The Investment Managers have engaged the AA Sub-Advisors to establish the target asset allocations and to select Underlying Portfolios for the Asset Allocation Portfolios as described above.  The Investment Managers have engaged Western Asset and WAML to conduct the investment program of the Western Asset Core Plus Bond Portfolio, including the purchase, retention, and sale of portfolio securities and other financial instruments.  The Investment Managers continue to have responsibility for all investment advisory services pursuant to the Management Agreement and supervise the Sub-Advisors’ performance of such services.

Under the Subadvisory Agreements between the Investment Managers and the Sub-Advisors with respect to the Portfolios, the Investment Managers will pay the Sub-Advisors a monthly fee at the annual rates of the Portfolios’ average daily net assets as set forth below.

Portfolio	Sub-Advisor	Subadvisory Fee
AST CLS Growth Asset Allocation	CLS	0.20% of average daily net assets to $100 million; 0.15% of average daily net assets from $100 million to $200 million; and 0.10% of average daily net assets over $200 million*
AST CLS Moderate Asset Allocation	CLS	0.20% of average daily net assets to $100 million; 0.15% of average daily net assets from $100 million to $200 million; and 0.10% of average daily net assets over $200 million*
AST Horizon Growth Asset Allocation	Horizon	0.20% of average daily net assets to $250 million; 0.15% of average daily net assets from $250 million to $750 million; and 0.10% of average daily net assets over $750 million**
AST Horizon Moderate Asset Allocation	Horizon	0.20% of average daily net assets to $250 million; 0.15% of average daily net assets from $250 million to $750 million; and 0.10% of average daily net assets over $750 million**
AST Niemann Capital Growth Asset Allocation	Niemann Capital	0.20% of average daily net assets to $250 million; 0.15% of average daily net assets from $250 million to $750 million; and 0.10% of average daily net assets over $750 million
AST Western Asset Core Plus Bond	Western Asset*** and WAML****

0.25% of New Portfolio’s average daily net assets to $100 million; 0.22% of New Portfolio’s average daily net assets from $100 million to $400 million; 0.20% of New Portfolio’s average daily net assets from $400 million to $1 billion; 0.15% of New Portfolio’s average daily net assets from $1 billion to $1.5 billion; and 0.12% of New Portfolio’s average daily net assets over $1.5 billion

* For purposes of calculating the subadvisory fee payable to CLS, the assets managed by CLS in the AST CLS Growth Asset Allocation Portfolio will be aggregated with the assets managed by CLS in the AST CLS Moderate Asset Allocation

Portfolio and any other portfolio subadvised by CLS on behalf of AST and/or PI pursuant to substantially the same investment strategy.
** For purposes of calculating the subadvisory fee payable to Horizon, the assets managed by Horizon in the AST Horizon Growth Asset Allocation Portfolio will be aggregated with the assets managed by Horizon in the AST Horizon Moderate Asset Allocation Portfolio and any other portfolio subadvised by Horizon on behalf of AST and/or PI pursuant to substantially the same investment strategy.
*** For purposes of calculating the subadvisory fee payable to Western Asset, the assets managed by Western Asset in the AST Western Asset Core Plus Bond Portfolio will be aggregated with the assets managed by WAML in the AST Western Asset Core Plus Bond Portfolio.
**** For purposes of calculating the subadvisory fee, payable to WAML, the assets managed by WAML in the AST Western Asset Core Plus Bond Portfolio will be aggregated with the assets managed by Western Asset in the AST Western Asset Core Plus Bond Portfolio.

These subadvisory fees are not directly paid to the Sub-Advisers by the Portfolios.  Instead, the subadvisory fees are paid by the Investment Managers to the relevant Sub-Advisor out of the investment management fees received by the Investment Managers from the relevant Portfolio.

Additional Information About the Portfolio Managers – Other Accounts and Fund Ownership. The following tables set forth information about each Portfolio and accounts other than the Portfolio for which each Portfolio’s portfolio managers are primarily responsible for the day-to-day portfolio management as of the date indicated. The table shows, for each portfolio manager, the number of accounts managed and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts. For each category, the number of accounts and total assets in the accounts whose fees are based on performance is indicated in italics typeface. The tables also set forth the dollar range of equity securities of each Portfolio of the Trust beneficially owned by the portfolio managers as of the Trust’s most recently completed fiscal year.

AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST Niemann Capital Growth Asset Allocation Portfolio

Investment Manager *	Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Ownership of Portfolio Securities
PI	Brian Ahrens		None	None	None

* As of December 31, 2006.

AST CLS Growth Asset Allocation Portfolio and AST CLS Moderate Asset Allocation Portfolio

Sub-Advisor *	Portfolio Managers	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Ownership of Portfolio Securities
CLS	Robert Jergovic	6/$1,347 million	0/0	26,076/$551 million	None
CLS	Scott Kubie	2/$172 million	0/0	206/$28 million	None
CLS	Dennis Guenther	6/$1,347 million	0/0	8,048/$547 million	None
CLS	Brandon Mason	2/$172 million	0/0	10,119/$600 million	None

* As of April 30, 2007.

AST Horizon Growth Asset Allocation Portfolio and AST Horizon Moderate Asset Allocation Portfolio

Sub-Advisor *	Portfolio Managers	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Ownership of Portfolio Securities
Horizon	Jeff Roach	0/0	0/0	1,605/$133.92 million	None
Horizon	Kevin Blocker	0/0	0/0	1,605/$133.92 million	None
Horizon	Robbie Cannon	0/0	0/0	1,605/$133.92 million	None
Horizon	Tad Cook	0/0	0/0	1,605/$133.92 million	None

* As of March 21, 2007.

AST Niemann Capital Growth Asset Allocation Portfolio

Sub-Advisor *	Portfolio Managers	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Ownership of Portfolio Securities
Niemann Capital	Donald Niemann	0/0	7/$23,505 million	4,689/$1,165 million	None

AST Western Asset Core Plus Bond Portfolio

Sub-Advisor *	Portfolio Managers	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Ownership of Portfolio Securities
Western Asset & WAML	S. Kenneth Leech	115/107,026 million	128/191,010 million	982/284,057 million 99/33,768 million**	None
Western Asset & WAML	Stephen A. Walsh	115/107,026 million	128/191,010 million	982/284,057 million 99/33,768 million**	None

* As of March 31, 2007.

**  Number of accounts and total assets in such accounts whose fees are based on performance is presented in italics typeface.

Additional Information About the Portfolio Managers — Compensation and Conflicts of Interest. Set forth below, for each portfolio manager, is an explanation of the structure of, and method(s) used by, each Sub-Advisor (or, where applicable, the Investment Managers) to determine, portfolio manager compensation. Also set forth below, for each portfolio manager, is an explanation of any material conflicts of interest that may arise between a portfolio manager’s management of a portfolio’s investments and investments in other accounts.

Prudential Investments LLC

Portfolio Manager Compensation

Prudential provides compensation opportunities to eligible employees to motivate and reward the achievement of outstanding results by providing market-based programs that:

•      Attract and reward highly qualified employees

•      Align with critical business goals and objectives

•      Link to the performance results relevant to the business segment and Prudential

•      Retain top performers

•      Pay for results and differentiate levels of performance

•      Foster behaviors and contributions that promote Prudential’s success

The components of compensation for a Vice President in PI consists of base salary, annual incentive compensation, and long term incentive compensation.

Base Pay Overview:

The Prudential compensation structure is organized in grades, each with its own minimum and maximum base pay (i.e., salary). The grades reflect pay patterns in the market. Each job in the plan — from CEO through an entry-level job — is included in one of the grades. The main determinant of placement in the base pay structure is market data. On an annual basis, Corporate Compensation collects and analyzes market data to determine if any change to the placement of job in the structure is necessary to maintain market competitiveness. If necessary, structural compensation changes (e.g., increases to base pay minimum and maximums) will be effective on the plan’s effective date for base pay increases.

Annual Incentive Compensation Overview:

The plan provides an opportunity for all participants to share in the annual results of Prudential, as well as the results of their division or profit center. Results are reviewed and incentive payments are made as early as practicable after the close of the plan year. Incentive payments are awarded based on organizational performance — which determines the available dollar amounts — and individual performance. Individual performance will be evaluated on the basis of contributions relative to others in the organization. Incentive payments are granted from a budgeted amount of money that is made available by Prudential.  Initial budgets are developed by determining the competitive market rates for incentives as compared to our comparator companies.  Each organization’s budget pool may be increased or decreased based on organizational performance. Organizational performance is determined by a review of performance relative to our comparator group, as well as key measures indicated in our business plan, such as Return on Required Equity (RORE), earnings and revenue growth.

Long Term Incentive Compensation Overview:

In addition, executives at the Vice President level and above are eligible to participate in a long term incentive program to provide an ownership stake in Prudential. Long-Term incentives currently consist of restricted stock and stock options. The stock options vest 1/3 per year over 3 years and the restricted stock vests 100% at the end of 3 years.

Conflicts of Interest

PI follows Prudential’s policies on business ethics, personal securities trading by investment personnel, and information barriers and has adopted a code of ethics, allocation policies, supervisory procedures and conflicts of interest policies, among other policies and procedures, which are designed to ensure that clients are not harmed by these potential or actual conflicts of interests; however, there is no guarantee that such policies and procedures will detect and ensure avoidance, disclosure or mitigation of each and every situation in which a conflict may arise.

CLS Investment Firm, LLC

Portfolio Manager Compensation

The compensation of CLS portfolio managers is based on a number of factors. These factors include an annual fixed salary that is based on various market factors and the skill and experience of the individual.  The CLS portfolio managers are also eligible to receive a discretionary bonus.  The discretionary bonus takes into account several factors, including CLS’ profitability (net income and ability to pay a bonus), the value and number of accounts/portfolios overseen by the portfolio manager, the general performance of client accounts relative to market conditions, and the performance of the relevant CLS portfolios based on percent return, adjusted for dividends and capital gains, calculated on a pre-tax basis relative to the performance of the CLS portfolio’s relevant benchmarks for the preceding one and three-year periods, or shorter if the CLS portfolio has not operated for these periods.  The formula for determining these amounts may vary, and no individual’s compensation is solely tied to the investment performance or asset value of any one product or strategy.

Conflicts of Interest

As indicated in the table above, the CLS portfolio managers may manage numerous accounts for multiple clients.  These accounts may include registered investment companies, other types of pooled accounts (e.g., collective investment funds), and separate accounts (i.e., accounts managed on behalf of individuals or public or private institutions).  CLS portfolio managers make investment decisions for each account based on the investment objectives and policies and other relevant investment considerations applicable to that portfolio.

When a CLS portfolio manager has responsibility for managing more than one account, potential conflicts of interest may arise.  Those conflicts could include preferential treatment of one account over others in terms of allocation of resources or of investment opportunities.  For instance, CLS may receive fees from certain accounts that are higher than the fee it receives from another CLS portfolio, or it may receive a performance-based fee on certain accounts.  In those instances, the portfolio manager may have an incentive to favor the higher and/or performance-based fee accounts over the relevant CLS portfolio.  CLS has adopted policies and procedures designed to address these potential material conflicts.  For instance, CLS portfolio managers are normally responsible for all accounts within a certain investment discipline, and do not, absent special circumstances, differentiate among the various accounts when allocating resources.  Additionally, CLS and its advisory affiliates utilize a system for allocating investment opportunities among portfolios that is designed to provide a fair and equitable allocation.

Horizon Investments, LLC

Portfolio Manager Compensation

Each Horizon portfolio manager is a member of the firm’s Investment Committee.  Members receive a salary (guaranteed payment) and bonus based on their individual performance, the performance of the investment team and the performance of the firm.

Conflicts of Interest

It is Horizon’s opinion that no material conflicts exist in connection with Horizon’s management of the investments for the AST Horizon Growth Asset Allocation Portfolio and the AST Horizon Moderate Asset Allocation Portfolio, on the one hand, and the investments for certain other accounts.  While Horizon manages assets on a variety of investment platforms (including individual accounts on various variable annuity platforms), and the strategies underlying some of these accounts included aspects of the management strategy for the AST Horizon Growth Asset Allocation Portfolio and the AST Horizon Moderate Asset Allocation Portfolio, Horizon believes there should not be a situation where the use of types of strategies on either side would effect the strategy on the other.

Niemann Capital Management, Inc.

Portfolio Manager Compensation

Niemann Capital portfolio manager is compensated on a salary basis.  No additional compensation is earned based on individual or overall investment performance.

Conflicts of Interest

Niemann Capital feels that no material conflicts exist in conjunction with its management for the AST Niemann Capital Growth Asset Allocation Portfolio and other existing accounts.  Niemann Capital manages assets across a variety of investment platforms (including accounts on multiple variable annuity platforms), and the underlying strategies of some accounts may include aspects of the management strategy for the AST Niemann Capital Growth Asset Allocation Portfolio.  However, Niemann Capital believes there will not be a situation where use of strategies on any platform will affect the strategy or performance of the other.

Western Asset Management Company and Western Asset Management Company Limited

Portfolio Manager Compensation

With respect to the compensation of the portfolio managers, the compensation system for Western Asset and WAML assigns each employee a total compensation “target” and a respective cap, which are derived from annual market surveys that benchmark each role with their job function and peer universe. This method is designed to reward employees with total compensation reflective of the external market value of their skills, experience, and ability to produce desired results.

Standard compensation includes competitive base salaries, generous employee benefits, and a retirement plan.

In addition, employees are eligible for bonuses. These are structured to closely align the interests of employees with those of Western Asset and WAML, and are determined by the professional’s job function and performance as measured by a formal review process. All bonuses are completely discretionary. One of the principal factors considered in determining a portfolio manager’s bonus is the portfolio manager’s investment performance versus appropriate peer groups and benchmarks. Because portfolio managers are generally responsible for multiple accounts (including the Western Asset Core Plus Bond Portfolio) with similar investment strategies, they are compensated on the performance of the aggregate group of similar accounts, rather than a specific account. A smaller portion of a bonus payment is derived from factors that include client service, business development, length of service to the Western Asset and/or WAML, management or supervisory responsibilities, contributions to developing business strategy and overall contributions to the business of Western Asset and WAML.

Finally, in order to attract and retain top talent, all professionals are eligible for additional incentives in recognition of outstanding performance. These are determined based upon the factors described above and include Legg Mason, Inc. stock options and long-term incentives that vest over a set period of time past the award date.

Conflicts of Interest

Potential conflicts of interest may arise in connection with the management of multiple accounts (including accounts managed in a personal capacity). These could include potential conflicts of interest related to the knowledge and timing of the Western Asset Core Plus Bond Portfolio’s trades, investment opportunities and broker selection. Portfolio managers may be privy to the size, timing and possible market impact of such Portfolio’s trades.

It is possible that an investment opportunity may be suitable for both the Western Asset Core Plus Bond Portfolio and other accounts managed by a portfolio manager, but may not be available in sufficient quantities for both the Western Asset Core Plus Bond Portfolio and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by the Western Asset Core Plus Bond Portfolio and another account. A conflict may arise where the portfolio manager may have an incentive to treat an account preferentially as compared to the Western Asset Core Plus Bond Portfolio because the account pays a performance-based fee or the portfolio manager, Western Asset, WAML, or an affiliate has an interest in the account.   Western Asset and WAML have adopted procedures for allocation of portfolio transactions and investment opportunities across multiple client accounts on a fair and equitable basis over time. All eligible accounts that can participate in a trade share the same price on a pro-rata allocation basis in an attempt to mitigate any conflict of interest. Trades are allocated among similarly managed accounts to maintain consistency of portfolio strategy, taking into account cash availability, investment restrictions and guidelines, and portfolio composition versus strategy.

With respect to securities transactions for the Western Asset Core Plus Bond Portfolio, Western Asset and WAML determine which broker or dealer to use to execute each order, consistent with their duty to seek best execution of the transaction. However, with respect to certain other accounts (such as pooled investment vehicles that are not registered investment companies and other accounts managed for organizations and individuals), Western Asset and WAML may be limited by the client with respect to the selection of brokers or dealers or may be instructed to direct trades through a particular broker or dealer. In these cases, trades for the Western Asset Core Plus Bond Portfolio in a particular security may be placed separately from, rather than aggregated with, such other accounts. Having separate transactions with respect to a security may temporarily affect the market price of the security or the execution of the transaction, or both, to the possible detriment of the Western Asset Core Plus Bond Portfolio or the other account(s) involved. Additionally, the management of multiple investment portfolios and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of the Western Asset Core Plus Bond Portfolio and/or other account.

It is theoretically possible that portfolio managers could use information to the advantage of other accounts they manage and to the possible detriment of the Western Asset Core Plus Bond Portfolio. For example, a portfolio manager could short sell a security for an account immediately prior to the Western Asset Core Plus Bond Portfolio’s sale of that security. To address this conflict, Western Asset and WAML have adopted procedures for reviewing and comparing selected trades of alternative investment accounts (which may make directional trades such as short sales) with long only accounts (which include the Western Asset Core Plus Bond Portfolio) for timing and pattern related issues. Trading decisions for alternative investment and long only accounts may not be identical even though the same portfolio manager may manage both types of accounts. Whether Western Asset or WAML allocates a particular investment opportunity to only alternative investment accounts or to alternative investment and long only accounts will depend on the investment strategy being implemented. If, under the circumstances, an investment opportunity is appropriate for both its alternative investment and long only accounts, then it will be allocated to both on a pro-rata basis.

A portfolio manager may also face other potential conflicts of interest in managing the Western Asset Core Plus Bond Portfolio, and the description above is not a complete description of every conflict of interest that could be deemed to exist in managing both the Western Asset Core Plus Bond Portfolio and the other accounts listed above.

Custodian. PFPC Trust Company (PFPC), 103 Bellevue Parkway, Wilmington, Delaware 19809 serves as Custodian for the Fund’s portfolio securities and cash, and in that capacity, maintains certain financial accounting books and records pursuant to an agreement with the Fund. Subcustodians provide custodial services for any foreign assets held outside the United States.

Transfer Agent and Shareholder Servicing Agent. PFPC Inc., 103 Bellevue Parkway, Wilmington, Delaware 19809, a Delaware corporation that is an indirect wholly-owned subsidiary of PNC Financial Corp., serves as the Transfer and Shareholder Servicing Agent for the Fund.  As the transfer, registrar and dividend disbursing agent of the Fund, PFPC, Inc. provides customary transfer agency services to each Portfolio, including the handling of shareholder communications, the processing of shareholder transactions, the maintenance of shareholder account records, the payment of dividends and distributions, and related functions. For these services, PFPC, Inc. receives a monthly fee of $1,500 per Portfolio and a $0.20 fee for certain accounts for anti-money laundering services, and a $2.25 customer identification fee per certain new customers. PFPC, Inc. is also reimbursed for its out-of-pocket expenses, including but not limited to postage, stationery, printing, allocable communications expenses and other costs.

Independent Registered Public Accounting Firm. KPMG LLP, 345 Park Avenue, New York, New York, 10154, has served as the Trust’s independent registered public accounting firm for the fiscal years ended December 31, 2006, 2005 and 2004, and in that capacity will audit the annual financial statements for each Portfolio for the next fiscal year. Other accountants previously served as the independent registered public accounting firm for the Trust.

Securities Lending Agent. Prudential Investment Management, Inc. (PIM) serves as securities lending agent for the Portfolios of the Trust and in that role administers the Portfolios’ securities lending program. For its services, PIM receives a portion of the amount earned by lending securities.

INFORMATION ON DISTRIBUTION ARRANGEMENTS

Distributor. The Trust is presently used for funding variable annuities and variable life insurance. Pursuant to an exemptive order of the SEC, the Trust may also sell its shares directly to qualified plans. If the Trust does sell its shares to qualified plans, it intends to use American Skandia Marketing, Inc. (ASM) or another affiliated broker-dealer as underwriter, if so required by applicable law. ASM is involved in the distribution of the Trust’s shares as described below.  ASM is a corporation organized under Maryland law and an affiliate of American Skandia Life Assurance Corporation and the Investment Managers.  ASM also is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.  ASM’s principal business address is Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-3777. Since the Trust’s shares do not carry any sales load, no part of any sales load is paid to ASM for its distribution services to the Trust.

Payments to Financial Services Firms. The Investment Managers, ASM, or their affiliates have entered into revenue sharing or other similar arrangements with financial services firms, including affiliates of the Investment Managers. These revenue sharing arrangements are intended to promote the sale of Trust shares or to compensate the financial services firms for marketing or marketing support activities in connection with the sale of Trust shares.  The list below includes the names of the firms (or their affiliated broker/dealers) that ASM has identified as receiving revenue sharing payments of at least $10,000 in calendar year 2006 for marketing and product support of the Trust as described above.

Advantage Capital Corporation

AIG Financial Advisors, Inc.

Allstate Financial Services

American General Securities, Inc.

American Portfolios Financial Services

Associated Securities Corp.

Berthel, Fisher & Company Financial Services, Inc.

Bluevase Securities

BNY Investment Center

Brecek & Young Advisors, Inc.

Brookstreet Securities Corporation

Butler Freeman Tally Financial Group, LLC

Cadaret, Grant & Co., Inc.

Cambridge Investment Research

Capital Analysts, Inc.

Centaurus Financial, Inc.

CFD Investments

Citigroup Global Markets, Inc.

Commonwealth Financial Network

Crown Capital Securities

CUE Financial Services

CUSO Financial Services

Equity Services, Inc.

FFP Securities, Inc.

Financial Network Investment Corp.

First Allied Securities, Inc.

First Montauk Securities Corporation

Gary Goldberg & Co.

Geneos Wealth Management, Inc.

GunnAllen Financial Incorporated

H. Beck Inc.

Hantz Financial Services, Inc.

Capital One Investments (Hibernia)

IFMG

ING Financial Advisors

ING Financial Partners

InterSecurities, Inc.

Invest Financial Corporation

Investacorp

Investment Centers of America

Investment Professionals

Investors Capital Corporation

Jefferson Pilot Securities Company

Kovack Securities

Legend Equities Corporation

Lincoln Financial Advisors

Lincoln Investment Planning

Linsco Private Ledger

Merrill Lynch

Morgan Stanley

Multi-Financial Securities Corporation

Mutual Service Corporation

National Planning Corp

Next Financial Group

NFP Securities

PNC

Prime Capital Services

PrimeVest

ProEquities, Inc.

Pruco Securities

QA3 Financial Group

Questar Capital Corporation

Raymond James & Associates

Raymond James Financial Services

RBC Dain Rauscher

Royal Alliance

Securities America, Inc.

Sigma Financial Corp.

SII Investments

Stifel Nicolaus

Summit Brokerage Service, Inc.

SunAmerica Securities, Inc.

TD Waterhouse Investor Sys Inc.

TFS Securities, Inc.

The Investment Center, Inc.

Transamerica

Triad Advisors, Inc.

UBS Financial Services

United Planners Financial Services of America

United Securities Alliance

UVEST Financial Services Group

Wachovia (Bank)

Wall Street Financial Group

Waterstone Financial Group

Wells Fargo

Woodbury Financial Services, Inc.

World Group Securities, Inc.

WRP Investments, Inc.

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Trust has adopted a policy pursuant to which the Trust and the Investment Managers, Sub-Advisor(s), and principal underwriter are prohibited from directly or indirectly compensating a broker-dealer for promoting or selling Portfolio shares by directing brokerage transactions to that broker. The Trust has adopted procedures for the purpose of deterring and detecting any violations of the policy. The policy permits the Trust, the Investment Managers, and the Sub-Advisor(s) to use selling brokers to execute transactions in portfolio securities so long as the selection of such selling brokers is the result of a decision that executing such transactions is in the best interest of the Portfolio and is not influenced by considerations about the sale of Portfolio shares.

The Investment Managers are responsible for decisions to buy and sell securities, futures contracts and options on such securities and futures for the Portfolios, the selection of brokers, dealers and futures commission merchants to effect the transactions and the negotiation of brokerage commissions, if any. On a national securities exchange, broker-dealers may receive negotiated brokerage commissions on portfolio transactions, including options, futures, and options on futures transactions and the purchase and sale of underlying securities upon the exercise of options. On a foreign securities exchange, commissions may be fixed.  Orders may be directed to any broker or futures commission merchant including, to the extent and in the manner permitted by applicable laws, Wachovia Securities and its affiliates, Prudential Equity Group LLC (Prudential Equity) and its affiliates or one of the affiliates of the Sub-Advisor(s) (an affiliated broker). Brokerage commissions on U.S. securities, options and futures exchanges or boards of trade are subject to negotiation between the Investment Managers and the broker or futures commission merchant.

In the over-the-counter market, securities are generally traded on a “net” basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments and U.S. government agency securities may be purchased directly from the issuer, in which case no commissions or discounts are paid. The Trust will not deal with an affiliated broker in any transaction in which an affiliated broker acts as principal except in accordance with the rules of the Commission. Thus, it will not deal in the over-the-counter market with Wachovia Securities or Prudential Equity acting as market maker, and it will not execute a negotiated trade with an affiliated broker if execution involves Wachovia Securities or Prudential Equity acting as principal with respect to any part of the Fund’s order.

In placing orders for portfolio securities of a Portfolio, the Investment Managers’ overriding objective is to obtain the best possible combination of favorable price and efficient execution. The Investment Managers seek to effect such transaction at a price and commission that provides the most favorable total cost of proceeds reasonably attainable in the circumstances. The factors that the Investment Managers may consider in selecting a particular broker, dealer or futures commission merchant (firms) are the Investment Managers’ knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the portfolio transaction; the size of the transaction; the desired timing of the trade; the activity existing and expected in the market for the particular transaction; confidentiality; the execution, clearance and settlement capabilities of the firms; the availability of research and research related services provided through such firms; the Investment Managers’ knowledge of the financial stability of the firms; the Investment Managers’ knowledge of actual or apparent operational problems of firms; and the amount of capital, if any, that would be contributed by firms executing the transaction. Given these factors, a Portfolio may pay transaction costs in excess of that which another firm might have charged for effecting the same transaction.

When the Investment Managers select a firm that executes orders or is a party to portfolio transactions, relevant factors taken into consideration are whether that firm has furnished research and research-related products and/or services, such as research reports, research compilations, statistical and economic data, computer data bases, quotation equipment and services, research-oriented computer software, hardware and services, reports concerning the performance of accounts, valuations of securities, investment related periodicals, investment seminars and other economic services and consultations. Such services are used in connection with some or all of the Investment Manager’s investment activities; some of such services, obtained in connection with the execution of transactions for one investment account, may be used in managing other accounts, and not all of these services may be used in connection with a Portfolio. The Investment Managers maintain an internal allocation procedure to identify those firms who have provided it with research and research-related products and/or services, and the amount that was provided, and to endeavor to direct sufficient commissions to them to ensure the continued receipt of those services that the Investment Managers believes provide a benefit to a Portfolio and its other clients.  The Investment Managers make a good faith determination that the research and/or service is reasonable in light of the type of service provided and the price and execution of the related portfolio transactions .

When the Investment Managers deem the purchase or sale of equities to be in the best interests of a Portfolio or its other clients, including Prudential, the Investment Managers may, but is under no obligation to, aggregate the transactions in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the transactions, as well as the expenses incurred in the transaction, will be made by the Investment Managers in the manner they consider to be most equitable and consistent with their fiduciary obligations to its clients. The allocation of orders among firms and the commission rates paid are reviewed periodically by the Board. Portfolio securities may not be purchased from any underwriting or selling syndicate of which any affiliated broker, during the existence of the syndicate, is a principal underwriter (as defined in the 1940 Act), except in accordance with rules of the Commission. This limitation, in the opinion of the Trust, will not significantly affect a Portfolio’s ability to pursue its present investment objective. However, in the future in other circumstances, a Portfolio may be at a disadvantage because of this limitation in comparison to other funds with similar objectives but not subject to such limitations.

Subject to the above considerations, an affiliated broker may act as a broker or futures commission merchant for a Portfolio. In order for an affiliated broker to effect any portfolio transactions for a Portfolio the commissions, fees or other remuneration received by the affiliated broker must be reasonable and fair compared to the commissions, fees or other remuneration paid to other firms in connection with comparable transactions involving similar securities or futures being purchased or sold on an exchange or board of trade during a comparable period of time. This standard would allow the affiliated broker to receive no more than the remuneration that would  be expected to be received by an unaffiliated firm in a commensurate arm’s-length transaction. Furthermore, the Board, including a majority of the non-interested Directors, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to the affiliated broker (or any affiliate) are consistent with the foregoing standard. In accordance with Section 11 (a) of the Securities Exchange Act of 1934, as amended, an affiliated broker may not retain compensation for effecting transactions on a national securities exchange for a Portfolio unless the Trust has expressly authorized the retention of such compensation. The affiliated broker must furnish to the Trust at least annually a statement setting forth the total amount of all compensation retained by it from transactions effected for any Portfolio during the applicable period.  Brokerage transactions with an affiliated broker are also subject to such fiduciary standards as may be imposed upon the broker by applicable law. Transactions in options by a Portfolio will be subject to limitations established by each of the exchanges governing the maximum number of options which may be written or held by a single investor or group of investors acting in concert, regardless of whether the options are written or held on the same or different exchanges or are written or held in one or more accounts or through one or more brokers. Thus, the number of options that a Portfolio may write or hold may be affected by options written or held by the Investment Managers and other investment advisory clients of the Investment Managers. An exchange may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Because the Portfolios had not commenced operations as of the date of this SAI, no information concerning the brokerage commission paid by the Portfolios is included herein.

 PROXY VOTING POLICY:

The Board has delegated to one of the Investment Managers, PI, the responsibility for voting any proxies and maintaining proxy recordkeeping with respect to each Trust Portfolio. The Trust authorizes the Investment Managers to delegate, in whole or in part, its proxy voting authority to the sub-advisors or third party vendors consistent with the policies set forth below. The proxy voting process shall remain subject to the supervision of the Board, including any committee thereof established for that purpose.

The Investment Managers and the Board view the proxy voting process as a component of the investment process and, as such, seek to ensure that all proxy proposals are voted with the primary goal of seeking the optimal benefit for each Portfolio. Consistent with this goal, the Board views the proxy voting process as a means to encourage strong corporate governance practices and ethical conduct by corporate management. The Investment Managers and the Board maintain a policy of seeking to protect the best interests of each Portfolio should a proxy issue potentially implicate a conflict of interest between a Portfolio and the Manager or its affiliates.

The Investment Managers delegate to each Trust Portfolio’s sub-advisor(s) the responsibility for voting each Trust Portfolio’s proxies. The sub-advisor is expected to identify and seek to obtain the optimal benefit for the Trust Portfolio it manages, and to adopt written policies that meet certain minimum standards, including that the policies be reasonably designed to protect the best interests of a Trust Portfolio and delineate procedures to be followed when a proxy vote presents a conflict between the interests of the Trust Portfolio and the interests of the sub-advisor or its affiliates.

The Investment Managers and the Board expect that the sub-advisor will notify the Investment Managers and Board at least annually of any such conflicts identified and confirm how the issue was resolved. In addition, the Investment Managers expect that the sub-advisor will deliver to the Investment Managers, or their appointed vendor, information required for filing the Form N-PX with the Commission.  Information regarding how each Trust Portfolio voted proxies relating to its portfolio securities during the most recent twelve-month period ended June 30 is available on the internet at www.jennisondryden.com and on the Commission’s website at www.sec.gov.

Because each Asset Allocation Portfolio will invest almost exclusively in shares of the Underlying Portfolios under normal circumstances, the Investment Managers generally do not expect to hold portfolio securities that entitle them to vote proxies.  In order to avoid a conflict of interest whereby the Investment Managers would be asked to vote proxies issued by an Underlying Trust Portfolio, each Asset Allocation Portfolio, however, will vote its shares in the Underlying Trust Portfolio in proportion to the votes submitted by contract owners (i.e., those who invest directly in the Underlying Trust Portfolio through a variable contract).  With respect to the portfolio securities held by the Underlying Trust Portfolios, the Investment Managers have delegated the right to vote proxies for such securities to the applicable sub-advisors.    The proxy voting policies and procedures of Western Asset and WAML are set forth in Appendix V to this SAI.

NET ASSET VALUES:

Any purchase or sale of Portfolio shares is made at the net asset value, or NAV, of such shares. The method for determining the NAV per share of each Portfolio is identical to the method for determining the NAV per share of each Underlying Trust Portfolio.  The price at which a purchase or redemption is made is based on the next calculation of the NAV after the order is received in good order. The NAV of each share class of each Portfolio is determined on each day the NYSE is open for trading as of the close of the exchange’s regular trading session (which is generally 4:00p.m. New York time). The NYSE is closed on most national holidays and Good Friday. The Trust does not price, and shareholders will not be able to purchase or redeem, shares of a Portfolio (or an Underlying Trust Portfolio) on days when the NYSE is closed but the primary markets for the foreign securities held by a Portfolio (or an Underlying Trust Portfolio) are open, even though the value of these securities may have changed. Conversely, the Trust will ordinarily price its shares, and shareholders may purchase and redeem shares, on days that the NYSE is open but foreign securities markets are closed.

The securities held by each of the Portfolios (or Underlying Trust Portfolios) are valued based upon market quotations or, if not readily available, at fair value as determined in good faith under procedures established by the Board. The Trust may use fair value pricing if it determines that a market quotation is not reliable based, among other things, on market conditions that occur after the quotation is derived or after the closing of the primary market on which the security is traded, but before the time that the NAV is determined.  This use of fair value pricing most commonly occurs with securities that are primarily traded outside of the U.S. because such securities present time-zone arbitrage opportunities when events or conditions affecting the prices of specific securities or the prices of securities traded in such markets generally occur after the close of the foreign markets but prior to the time that a Portfolio (or an Underlying Trust Portfolio) determines its NAV.

The Trust may also use fair value pricing with respect to U.S. traded securities if, for example, trading in a particular security is halted and does not resume before a Portfolio (or an Underlying Trust Portfolio) calculates its NAV or the exchange on which a security is traded closes early. In addition, fair value pricing is used for securities where the pricing agent or principal market maker does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Investment Managers (or the relevant sub-advisor) does not represent fair value. Different valuation methods may result in differing values for the same security. The fair value of a portfolio security that a Portfolio (or an Underlying Trust Portfolio) uses to determine its NAV may differ from the security’s published or quoted price. If a Portfolio (or an Underlying Trust Portfolio) needs to implement fair value pricing after the NAV publishing deadline but before shares of that Portfolio (or Underlying Trust Portfolio) are processed, the NAV you receive or pay may differ from the published NAV price. For purposes of computing the NAV of a Portfolio (or an Underlying Trust Portfolio), the Investment Managers will value futures contracts 15 minutes after the close of regular trading on the NYSE. Except when we fair value securities, we normally value each foreign security held by a Portfolio (or an Underlying Trust Portfolio) as of the close of the security’s primary market.

Fair value pricing procedures are designed to result in prices for the securities of a Portfolio (or an Underlying Trust Portfolio) and its NAV that are reasonable in light of the circumstances which make or have made market quotations unavailable or unreliable, and to reduce arbitrage opportunities available to short-term traders. No assurance can be given, however, that fair value pricing will more accurately reflect the market value of a security than the market price of such security on that day or that it will prevent dilution of the NAV of a Portfolio (or an Underlying Trust Portfolio) by short-term traders. The NAV for each of the Trust Portfolios other than the AST Money Market Portfolio is determined by a simple calculation. It’s the total value of such Trust Portfolio (assets minus liabilities) divided by the total number of shares outstanding. The NAV for the Money Market Portfolio will ordinarily remain at $1 per share. (The price of each share remains the same but you will have more shares when dividends are declared.)

To determine the NAV of a Portfolio (or an Underlying Trust Portfolio), its holdings are valued as follows:

Equity securities for which the primary market is on an exchange (whether domestic or foreign) shall be valued at the last sale price on such exchange or market on the day of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities included within the NASDAQ market shall be valued at the NASDAQ official closing price (NOCP) on the day of valuation, or if there was no NOCP issued, at the last sale price on such day. Securities included within the NASDAQ market for which there is no NOCP and no last sale price on the day of valuation shall be valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Equity securities that are not sold on an exchange or NASDAQ are generally valued by an independent pricing agent or principal market maker.

A Portfolio (or an Underlying Trust Portfolio) may own securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Portfolios do not price their shares. Therefore, the value of the assets of a Portfolio (or an Underlying Trust Portfolio) may change on days when shareholders cannot purchase or redeem the shares of the Portfolio (or the Underlying Trust Portfolio).

All Short-term Debt Securities held by the AST Money Market Portfolio are valued at amortized cost. The amortized cost valuation method is widely used by mutual funds. It means that the security is valued initially at its purchase price and then decreases in value by equal amounts each day until the security matures. It almost always results in a value that is extremely close to the actual market value. The Board has established procedures to monitor whether any material deviation between valuation and market value occurs and if so, will promptly consider what action, if any, should be taken to prevent unfair results to Contract owners.

For each Trust Portfolio other than the Money Market Portfolio, short-term debt securities, including bonds, notes, debentures and other debt securities, and money market instruments such as certificates of deposit, commercial paper, bankers’ acceptances and obligations of domestic and foreign banks, with remaining maturities of more than 60 days, for which market quotations are readily available, are valued by an independent pricing agent or principal market maker (if available, otherwise a primary market dealer).

Short-term Debt Securities with remaining maturities of 60 days or less are valued at cost with interest accrued or discount amortized to the date of maturity, unless such valuation, in the judgment of PI or the relevant sub-advisor, does not represent fair value Convertible debt securities that are traded in the over-the-counter market, including listed convertible debt securities for which the primary market is believed by PI or the relevant sub-advisor to be over-the-counter, are valued at the mean between the last bid and asked prices provided by a principal market maker (if available, otherwise a primary market dealer).

Other debt securities — those that are not valued on an amortized cost basis — are valued using an independent pricing service.  Options on stock and stock indexes that are traded on a national securities exchange are valued at the last sale price on such exchange on the day of valuation or, if there was no such sale on such day, at the mean between the most recently quoted bid and asked prices on such exchange.

Futures contracts and options on futures contracts are valued at the last sale price at the close of the commodities exchange or board of trade on which they are traded. If there has been no sale that day, the securities will be valued at the mean between the most recently quoted bid and asked prices on that exchange or board of trade.

Forward currency exchange contracts are valued at the cost of covering or offsetting such contracts calculated on the day of valuation. Securities which are valued in accordance herewith in a currency other than U.S. dollars shall be converted to U.S. dollar equivalents at a rate obtained from a recognized bank, dealer or independent service on the day of valuation.

Over-the-counter (OTC) options are valued at the mean between bid and asked prices provided by a dealer (which may be the counterparty). A sub-advisor will monitor the market prices of the securities underlying the OTC options with a view to determining the necessity of obtaining additional bid and ask quotations from other dealers to assess the validity of the prices received from the primary pricing dealer.

SALE OF SHARES:

A complete description of the manner by which the Trust’s shares may be purchased and redeemed appears in the Prospectus under the heading “How to Buy and Sell Shares of the Portfolios.”

DESCRIPTION OF SHARES OF THE TRUST:

The Trust is a Massachusetts business trust.  The Trust’s Second Amended and Restated Declaration of Trust, dated December 1, 2005 (the Declaration of Trust), which governs certain Trust matters, permits the Board to issue multiple classes of shares, and within each class, an unlimited number of shares of beneficial interest with a par value of $.001 per share. Each share entitles the holder to one vote for the election of Trustees and on all other matters that are not specific to one class of shares, and to participate equally in dividends, distributions of capital gains and net assets of each applicable Trust Portfolio. Only shareholders of shares of a specific Trust Portfolio may vote on matters specific to that Trust Portfolio. Shares of one class may not bear the same economic relationship to the Trust as shares of another class. In the event of dissolution or liquidation, holders of shares of a Trust Portfolio will receive pro rata, subject to the rights of creditors, the proceeds of the sale of the assets held in such Trust Portfolio less the liabilities attributable to such Trust Portfolio. Shareholders of a Trust Portfolio will not be liable for the expenses, obligations or debts of another Trust Portfolio.

No preemptive or conversion rights apply to any of the Trust’s shares. The Trust’s shares, when issued, will be fully paid, non-assessable and transferable. The Trustees may at any time create additional series of shares without shareholder approval.

Generally, there will not be annual meetings of shareholders of any Trust Portfolio. A Trustee may, in accordance with certain rules of the Commission, be removed from office when the holders of record of not less than two-thirds of the outstanding shares either present a written declaration to the Custodian or vote in person or by proxy at a meeting called for this purpose. In addition, the Trustees will promptly call a meeting of shareholders to remove a Trustee(s) when requested to do so in writing by record holders of not less than 10% of the outstanding shares. Finally, the Trustees shall, in certain circumstances, give such shareholders access to a list of the names and addresses of all other shareholders or inform them of the number of shareholders and the cost of mailing their request.

Under Massachusetts law, shareholders could, under certain circumstances, be held liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders. The Declaration of Trust provides for indemnification out of the Trust’s property for all loss and expense of any shareholder of the Trust held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations wherein the complaining party was held not to be bound by the disclaimer.

The Declaration of Trust further provides that the Trustees will have no personal liability to any person in connection with the Trust property or affairs of the Trust except for that arising from his bad faith, willful misfeasance, gross negligence or reckless disregard of his duty to that person. All persons must look solely to the Trust property for satisfaction of claims of any nature arising in connection with the Trust’s affairs. In general, the Declaration of Trust provides for indemnification by the Trust of the Trustees and officers of the Trust except with respect to any matter as to which the Trustee or officer acted in bad faith, or with willful misfeasance, gross negligence or reckless disregard of his duties.

TAX MATTERS:

This discussion of federal income tax consequences applies to the Participating Insurance Companies because they are the direct shareholders of the Trust. Contract owners should consult their Contract prospectus for information relating to the tax matters applicable to their Contracts. In addition, variable contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Trust, including the application of state and local taxes.

Each Trust Portfolio, including each Portfolio, currently intends to be treated as a partnership for federal income tax purposes. As a result, each Trust Portfolio’s income, gains, losses, deductions, and credits will be “passed through” pro rata directly to the Participating Insurance Companies and retain the same character for federal income tax purposes. The Trust Portfolios intend to distribute substantially all their net investment income and gains. Distributions will be made to the various separate accounts of the Participating Insurance Companies in the form of additional shares (not in cash).

Under Section 817(h) of the Code, a segregated asset account upon which a variable annuity contract or variable life insurance policy is based must be “adequately diversified.” A segregated asset account will be adequately diversified if it satisfies one of two alternative tests set forth in Treasury regulations.  For purposes of these alternative diversification tests, a segregated asset account investing in shares of a regulated investment company will be entitled to “look-through” the regulated investment company to its pro rata portion of the regulated investment company’s assets, provided the regulated investment company satisfies certain conditions relating to the ownership of its shares. The Trust intends to satisfy these ownership conditions. Further, the Trust intends that each Trust Portfolio separately will be adequately diversified. Accordingly, a segregated asset account investing solely in shares of a Trust Portfolio will be adequately diversified, and a segregated asset account investing in shares of one or more Trust Portfolios and shares of other adequately diversified funds generally will be adequately diversified.

The foregoing discussion of federal income tax consequences is based on tax laws and regulations in effect on the date of this SAI, and is subject to change by legislative or administrative action. A description of other tax considerations generally affecting the Trust and its shareholders is found in the section of the Prospectus entitled “Tax Matters.” No attempt is made to present a detailed explanation of the tax treatment of the Trust or its shareholders. No attempt is made to present a detailed explanation of state or local tax matters. The discussion herein and in the Prospectus is not intended as a substitute for careful tax planning.

DISCLOSURE OF PORTFOLIO HOLDINGS:

Each Portfolio’s portfolio holdings as of the end of the second and fourth fiscal quarters are made public, as required by law, in the Trust’s annual and semi-annual reports.  These reports are filed with the Commission on Form N-CSR and mailed to shareholders within 60 days after the end of the second and fourth fiscal quarters. The Trust’s annual and semi-annual reports are posted on the Trust’s website (www.americanskandia.prudential.com).  Each Portfolio’s portfolio holdings as of the end of the first and third fiscal quarters are made public and filed with the Commission on Form N-Q within 60 days after the end of the Portfolio’s first and third fiscal quarters.

In addition, the Trust may provide a full list of each Portfolio’s portfolio holdings as of the end of each month on its website within approximately 30 days after the end of the month.  The Trust may also release each Portfolio’s top ten holdings, sector and country breakdowns, and largest industries on a quarterly or monthly basis, with the information as of a date 15 days prior to the release. Such information will be posted on the Trust’s website (www.americanskandia.prudential.com).

When authorized by the Trust’s Chief Compliance Officer and another officer of the Trust, portfolio holdings information may be disseminated more frequently or at different periods than as described above to intermediaries that distribute the Trust’s shares, third party providers of auditing, custody, proxy voting and other services for the Trust, rating and ranking organizations, and certain affiliated persons of the Trust, as described below. The procedures utilized to determine eligibility are set forth below:

PROCEDURES FOR RELEASE OF PORTFOLIO HOLDINGS INFORMATION:

1. A request for release of Portfolio holdings shall be provided by such third party setting forth a legitimate business purpose for such release which shall specify the Portfolio, the terms of such release, and frequency (e.g., level of detail staleness). The request shall address whether there are any conflicts of interest between the Portfolio and the investment adviser, sub-adviser, principal underwriter or any affiliated person thereof and how such conflicts shall be dealt with to demonstrate that the disclosure is in the best interest of the shareholders of the Portfolio.

2. The request shall be forwarded to the Chief Compliance Officer of the Trust, or his or her delegate, for review and approval.

3. A confidentiality agreement in the form approved by an officer of the Trust must be executed with the recipient of the Portfolio holdings information.

4. An officer of the Trust shall approve the release and agreement.  Copies of the release and agreement shall be sent to PI’s law department.

5. Written notification of the approval shall be sent by such officer to PI’s Fund Administration Department to arrange the release of Portfolio holdings information.

6. PI’s Fund Administration Department shall arrange for the release of Portfolio holdings information by the Portfolio’s custodian bank(s).

As of the date of this Statement of Additional Information, the Trust will provide:

1.                                      Traditional External Recipients/Vendors

•                  Full holdings on a daily basis to Investor Responsibility Research Center (IRRC), Institutional Shareholder Services (ISS) or Automatic Data Processing, Inc. (ADP) (proxy voting agents) at the end of each day;

•                  Full holdings on a daily basis to each Sub-Advisor(s) (if any), Custodian, Sub-Custodian (if any) and Accounting Agents at the end of each day. Where a Portfolio has more than one Sub-Advisor, each Sub-Advisor receives holdings information only with respect to the “sleeve” or segment” of the applicable Portfolio for which the Sub-Advisor (if any) has responsibility.

•                  Full holdings to the Trust’s independent accountants at the Trust’s fiscal year-end or on an as-needed basis; and

•                  Full holdings to financial printers at the end of the Trust’s quarterly, semi and annual period-ends.

2.                                      Analytical Service Providers

•                  All Portfolio trades on a quarterly basis to Abel/Noser Corp. (an agency-only broker and transaction cost analysis company) at the Portfolios’ fiscal quarter-end;

•                  For each Portfolio with international holdings: Full holdings on a daily basis to FT Interactive Data (a fair value information service) at the end of each day;

•                  Full holdings on a daily basis to FactSet (an online investment research provider) at the end of each day;

In each case, the information disclosed must be for a legitimate business purpose and is subject to a confidentiality agreement intended to prohibit the recipient from trading on or further disseminating such information. Such arrangements will be reviewed by the Trust’s Chief Compliance Officer and Prudential Investment’s (PI) Law Department on an annual basis.

In addition, certain employees of PI receive portfolio holdings information on a quarterly, monthly or daily basis or upon request, in order to perform their business functions.

In connection with the ongoing arrangements to make available information about a Portfolio’s portfolio holdings, the Trust may require the party receiving such information to maintain assets in the portfolio or in other investment companies or accounts managed by the Trust’s Manager or by an affiliated person of the Investment Managers.

The Board has approved PI’s Policy for the Dissemination of Portfolio Holdings. The Board shall, on a quarterly basis, receive a report from PI detailing the recipients of the portfolio holdings information and the reason for such disclosure. No assurance can be given that the Trust’s policies and procedures on portfolio holdings information will protect the Trust and the Portfolios from the potential misuse of such information by individuals or entities that come into possession of the information.

OTHER INFORMATION:

Principal Holders:    As of November 1, 2007, there were no outstanding shares of the Portfolios. As a result, as of the date of this SAI, no person owned beneficially more than 5% of any class of a Portfolio’s outstanding shares.

The Participating Insurance Companies are not obligated to continue to invest in shares of any Portfolio under all circumstances. Variable annuity and variable life insurance policy holders should refer to the prospectuses for such products for a description of the circumstances in which such a change might occur.

Reports to Holders:    Holders of variable annuity contracts or variable life insurance policies issued by Participating

Insurance Companies for which shares of the Trust are the investment vehicle will receive from the Participating Insurance Companies, unaudited semi-annual financial statements and audited year-end financial statements. Each report will show the investments owned by the Trust and the market values of the investments and will provide other information about the Trust and its operations.

 FINANCIAL STATEMENTS:

Each Portfolio is newly-organized and had no operations or financial information of its own as of the date of this SAI.  The Annual and Semiannual Reports to Shareholders for the Portfolios will not be available until the Portfolios complete their first annual and semiannual fiscal reporting periods, respectively. We send copies of the Annual and Semiannual Reports to Shareholders for the Portfolios and any documents incorporated by reference herein upon receipt of your written or oral request. Please address your written requests to Advanced Series Trust, P.O. Box 883, Shelton, Connecticut, 06484 or call (203) 926-1888.

The fiscal year end for the Portfolios is December 31. KPMG LLP serves as the Trust’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Trust.

APPENDIX I: INITIAL TARGET ASSET ALLOCATIONS FOR GROWTH ASSET ALLOCATION PORTFOLIOS*

	Estimated Initial	Estimated Initial	Estimated Initial
	Target Asset Allocation	Target Asset Allocation	Target Asset Allocation
Asset Class and	(AST CLS Growth Asset	(AST Horizon Growth	(AST Niemann Capital	Allocation Guideline
Investment Category	Allocation)	Asset Allocation)	Growth Asset Allocation)	Established by PI

Core Equities	78%	64%	69%	60% - 80%
Domestic Large & Mid Cap	55%	49%	56%	30% - 80%
Large & Mid Cap Value	25%	29%	38%	15% - 40%
Large & Mid Cap Growth	30%	20%	18%	15% - 40%
Domestic Small Cap	0%	0%	3%	0% - 7%
Small Cap Value	0%	0%	2%	0% - 7%
Small Cap Growth	0%	0%	1%	0% - 7%
Developed Markets Large-Cap	23%	15%	10%	0% - 20%
Value	9.5%	8%	5%	0% - 20%
Growth	13.5%	7%	5%	0% - 20%

Core Domestic Fixed- Income	20%	32%	25%	20% - 40%
Domestic Fixed-Income (Core Bonds and Non-Investment Grade Debt Securities)	15%	29%	20%	10% - 40%
Cash/Money Market Instruments	5%	3%	5%	0% - 30%

“Off-Benchmark” Investment Categories	2%	4%	6%	0% - 10%

*The initial target asset allocations are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial allocations different than those set forth above, and the allocations may vary over time after the Portfolios commence operations.

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APPENDIX II: INITIAL TARGET ASSET ALLOCATIONS FOR MODERATE ASSET ALLOCATION PORTFOLIOS*

	Estimated Initial	Estimated Initial
	Target Asset Allocation	Target Asset Allocation
Asset Class and	(AST CLS Moderate Asset	(AST Horizon Moderate Asset	Allocation Guideline
Investment Category	Allocation)	Allocation)	Established by PI
Core Equities	58%	46%	40% - 60%
Domestic Large & Mid Cap	40%	35%	20% - 60%
Large & Mid Cap Value	15%	20%	10% - 30%
Large & Mid Cap Growth	25%	15%	10% - 30%
Domestic Small Cap	0%	0%	0% - 6%
Small Cap Value	0%	0%	0% - 6%
Small Cap Growth	0%	0%	0% - 6%
Developed Markets Large-Cap	18%	11%	0% - 15%
Value	7.5%	6%	0% - 10%
Growth	10.5%	5%	0% - 10%
Core Domestic Fixed-Income	40%	51%	40% - 60%
Domestic Fixed-Income (Core Bonds and Non-Investment Grade Debt Securities)	30%	48%	20% -60%
Cash/Money Market Instruments	10%	3%	0% - 40%

“Off-Benchmark” Investment Categories	2%	3%	0% - 10%

*The initial target asset allocations are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial allocations different than those set forth above, and the allocations may vary over time after the Portfolios commence operations.

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APPENDIX III: INITIAL UNDERLYING PORTFOLIO WEIGHTS FOR ASSET ALLOCATION PORTFOLIOS*

AST CLS Growth Asset Allocation Portfolio

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		75%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	12.09%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	12.09%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.82%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	17.41%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	11.61%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.98%
Developed Markets Large-Cap Value	AST International Value	8.00%
Developed Markets Large-Cap Growth	AST International Growth	12.00%

Core Domestic Fixed-Income Securities		20%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	10.00%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	iShares iBoxx $ High Yield Corporate Bond (HYG)	5.00%
Cash/Money Market Instruments	AST Money Market	5.00%

“Off-Benchmark” Investment Categories		5%
Emerging Markets Equity	iShares MSCI Emerging Market Index (EEM)	3.00%
Commodities	iPath Dow Jones — AIG Commodity Index (DJP)	2.00%

*The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST CLS Moderate Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		55%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	7.25%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	7.25%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.50%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	14.51%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	9.67%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.82%
Developed Markets Large-Cap Value	AST International Value	6.00%
Developed Markets Large-Cap Growth	AST International Growth	9.00%

Core Domestic Fixed-Income Securities		40%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	25.00%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	iShares iBoxx $ High Yield Corporate Bond (HYG)	5.00%
Cash/Money Market Instruments	AST Money Market	10.00%

“Off-Benchmark” Investment Categories		5%
Emerging Markets Equity	iShares MSCI Emerging Market Index (EEM)	3.00%
Commodities	iPath Dow Jones – AIG Commodity Index (DJP)	2.00%

*The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST Horizon Growth Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		64%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	13.05%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	13.05%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.89%
Domestic Large & Mid-Cap Value	iShares S&P 400 Mid-Cap Value	2.00%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	11.61%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	7.74%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.66%
Developed Markets Large-Cap Value	AST International Value	8.00%
Developed Markets Large-Cap Growth	AST International Growth	7.00%

Core Domestic Fixed-Income/Cash		32%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	25.00%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	Wisdom Tree High-Yield Equity	4.00%
Cash/Money Market Instruments	AST Money Market	3.00%

“Off-Benchmark” Investment Categories		4%
Sector Equity	Vanguard Materials	2.00%
Sector Equity	Vanguard Industrials	2.00%

*The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST Horizon Moderate Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		46%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	8.70%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	8.70%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	0.60%
Domestic Large & Mid-Cap Value	iShares S&P 400 Mid-Cap Value	2.00%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	8.70%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	5.80%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.50%
Developed Markets Large-Cap Value	AST International Value	6.00%
Developed Markets Large-Cap Growth	AST International Growth	5.00%

Core Domestic Fixed-Income/Cash		51%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	43%
Domestic Fixed-Income (Non-Investment Grade Debt Securities)	Wisdom Tree High-Yield Equity	5%
Cash/Money Market Instruments	AST Money Market	3%

“Off-Benchmark” Investment Categories		3%
Sector Equity	Vanguard Materials	1.00%
Sector Equity	Vanguard Industrials	2.00%

*The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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AST Niemann Capital Growth Asset Allocation Portfolio*

Asset Class and Investment Category	Underlying Portfolio	Estimated Weight
Core Equities		69%
Domestic Large & Mid-Cap Value	AST Large-Cap Value	18.37%
Domestic Large & Mid-Cap Value	AST AllianceBernstein Growth & Income	18.37%
Domestic Large & Mid-Cap Value	AST Mid-Cap Value	1.25%
Domestic Large & Mid-Cap Growth	AST Marsico Capital Growth	10.45%
Domestic Large & Mid-Cap Growth	AST T. Rowe Price Large-Cap Growth	6.96%
Domestic Large & Mid-Cap Growth	AST Neuberger Berman Mid-Cap Growth	0.60%
Domestic Small-Cap Value	AST Small-Cap Value	2.00%
Domestic Small-Cap Growth	AST Federated Aggressive Growth	1.00%
Developed Markets Large-Cap Value	AST International Value	5.00%
Developed Markets Large-Cap Growth	AST International Growth	5.00%

Core Domestic Fixed-Income/Cash		25%
Domestic Fixed-Income (Core Bonds)	AST PIMCO Total Return Bond	20.00%
Cash/Money Market Instruments	AST Money Market	5.00%

“Off-Benchmark” Investment Categories		6%
Sector Equity	Telecom HOLDRs	1.00%
Sector Equity	streetTRACKS Oil & Gas	1.00%
Single Country Equity	iShares MSCI Germany Index	1.00%
Single Country Equity	iShares MSCI Brazil Index	1.00%
Sector Equity	PowerShares Dynamic Oil & Gas Services	1.00%
Sector Equity	Energy Select Sector SPDR	1.00%

*The initial Underlying Portfolio weights are preliminary and subject to change.  The Asset Allocation Portfolios may implement initial Underlying Portfolio weights different than those set forth above, and the weights may vary over time after the Portfolios commence operations.

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APPENDIX IV:

Description of Certain Debt Securities Ratings

 Moody’s Investors Service, Inc. (Moody’s)

Aaa —Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large, or exceptionally stable, margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa —Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A —Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa —Bonds which are rated Baa are considered as medium grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba —Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B —Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa —Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca —Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C —Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

 Standard & Poor’s Corporation (Standard & Poor’s)

AAA —Debt rated AAA has the highest rating assigned by Standard & Poor’s. Capacity to pay interest and repay principal is extremely strong.

AA —Debt rated AA has a strong capacity to pay interest and repay principal, and differs from the highest rated issues only in a small degree.

A —Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB —Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB, B, CCC, CC, C —Debt rated BB, B, CCC, CC and C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties of major risk exposures to adverse conditions.

BB —Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating is also used for debt subordinated to senior debt that is assigned an actual or implied BBB rating.

B —Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB-rating.

CCC —Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, economic or financial conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

CC —The rating CC typically is applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C —The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI —The rating CI is reserved for income bonds on which no interest is being paid.

D —Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The D rating also will be used upon the filing of bankruptcy petition if debt service payments are jeopardized.

Plus (+) or minus ( - ) —Ratings from AA to CCC may be modified by the addition of a plus of minus sign to show relative standing within the major rating categories.

Description of Certain Commercial Paper Ratings

 Moody’s

Prime-1— Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2 —Issuers rated Prime-2 (or related supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3 —Issuers rated Prime-3 (or related supporting institutions) have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime —Issuers rated Not Prime do not fall within any of the Prime rating categories.

 Standard & Poor’s

A-1 —This highest category indicates that the degree of safety regarding time payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign designation.

A-2 —Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated “A-1”.

A-3 —Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of the changes in circumstances than obligations carrying the higher designations.

B —Issues rated B are regarded as having only speculative capacity for timely payment.

C —This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D —Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period.

APPENDIX V:

Description of Proxy Voting Policies and Procedures

As a fixed income only manager, the occasion to vote proxies is very rare.  However, the Firm has adopted and implemented policies and procedures that we believe are reasonably designed to ensure that proxies are voted in the best interest of clients, in accordance with our fiduciary duties and SEC Rule 206(4)-6 under the Investment Advisers Act of 1940 (“Advisers Act”).  In addition to SEC requirements governing advisers, our proxy voting policies reflect the long-standing fiduciary standards and responsibilities for ERISA accounts.  Unless a manager of ERISA assets has been expressly precluded from voting proxies, the Department of Labor has determined that the responsibility for these votes lies with the Investment Manager.

While the guidelines included in the procedures are intended to provide a benchmark for voting standards, each vote is ultimately cast on a case-by-case basis, taking into consideration the Firm’s contractual obligations to our clients and all other relevant facts and circumstances at the time of the vote (such that these guidelines may be overridden to the extent the Firm deems appropriate).

In exercising its voting authority, Western Asset will not consult or enter into agreements with officers, directors or employees of Legg Mason Inc. or any of its affiliates (other than Western Asset Management Company Limited) regarding the voting of any securities owned by its clients.

PROCEDURE

Responsibility and Oversight

The Western Asset Legal and Compliance Department (“Compliance Department”) is responsible for administering and overseeing the proxy voting process.  The gathering of proxies is coordinated through the Corporate Actions area of Investment Support (“Corporate Actions”).  Research analysts and portfolio managers are responsible for determining appropriate voting positions on each proxy utilizing any applicable guidelines contained in these procedures.

Client Authority

At account start-up, or upon amendment of an IMA, the applicable client IMA are similarly reviewed.  If an agreement is silent on proxy voting, but contains an overall delegation of discretionary authority or if the account represents assets of an ERISA plan, Western Asset will assume responsibility for proxy voting.  The Client Account Transition Team maintains a matrix of proxy voting authority.

Proxy Gathering

Registered owners of record, client custodians, client banks and trustees (“Proxy Recipients”) that receive proxy materials on behalf of clients should forward them to Corporate Actions. Proxy Recipients for new clients (or, if Western Asset becomes aware that the applicable Proxy Recipient for an existing client has changed, the Proxy Recipient for the existing client) are notified at start-up of appropriate routing to Corporate Actions of proxy materials received and reminded of their responsibility to forward all proxy materials on a timely basis.  If Western Asset personnel other than Corporate Actions receive proxy materials, they should promptly forward the materials to Corporate Actions.

Proxy Voting

Once proxy materials are received by Corporate Actions, they are forwarded to the Legal and Compliance Department for coordination and the following actions:

a.                                      Proxies are reviewed to determine accounts impacted.

b.                                      Impacted accounts are checked to confirm Western Asset voting authority.

c.                                       Legal and Compliance Department staff reviews proxy issues to determine any material conflicts of interest.  (See conflicts of interest section of these procedures for further information on determining material conflicts of interest.)

d.                                      If a material conflict of interest exists, (i) to the extent reasonably practicable and permitted by applicable law, the client is promptly notified, the conflict is disclosed and Western Asset obtains the client’s proxy voting instructions, and (ii) to the extent that it is not reasonably practicable or permitted by applicable law to notify the client and obtain such instructions (e.g., the client is a mutual fund or other commingled vehicle or is an ERISA plan client), Western Asset seeks voting instructions from an independent third party.

e.                                       Legal and Compliance Department staff provides proxy material to the appropriate research analyst or portfolio manager to obtain their recommended vote.  Research analysts and portfolio managers determine votes on a case-by-case basis taking into account the voting guidelines contained in these procedures.  For avoidance of doubt, depending on the best interest of each individual client, Western Asset may vote the same proxy differently for different clients.  The analyst’s or portfolio manager’s basis for their decision is documented and maintained by the Legal and Compliance Department.

f.                                          Legal and Compliance Department staff votes the proxy pursuant to the instructions received in (d) or (e) and returns the voted proxy as indicated in the proxy materials.

Timing

Western Asset personnel act in such a manner to ensure that, absent special circumstances, the proxy gathering and proxy voting steps noted above can be completed before the applicable deadline for returning proxy votes.

Recordkeeping

Western Asset maintains records of proxies voted pursuant to Section 204-2 of the Advisers Act and ERISA DOL Bulletin 94-2.  These records include:

a.                                      A copy of Western Asset’s policies and procedures.

b.                                      Copies of proxy statements received regarding client securities.

c.                                       A copy of any document created by Western Asset that was material to making a decision how to vote proxies.

d.                                      Each written client request for proxy voting records and Western Asset’s written response to both verbal and written client requests.

e.                                       A proxy log including:

1.              Issuer name;

2.              Exchange ticker symbol of the issuer’s shares to be voted;

3.              Council on Uniform Securities Identification Procedures (“CUSIP”) number for the shares to be voted;

4.              A brief identification of the matter voted on;

5.              Whether the matter was proposed by the issuer or by a shareholder of the issuer;

6.              Whether a vote was cast on the matter;

7.              A record of how the vote was cast; and

8.              Whether the vote was cast for or against the recommendation of the issuer’s management team.

Records are maintained in an easily accessible place for five years, the first two in Western Asset’s offices.

Disclosure

Western Asset’s proxy policies are described in the firm’s Part II of Form ADV.  Clients will be provided a copy of these policies and procedures upon request.  In addition, upon request, clients may receive reports on how their proxies have been voted.

Conflicts of Interest

All proxies are reviewed by the Legal and Compliance Department for material conflicts of interest.  Issues to be reviewed include, but are not limited to:

1.              Whether Western (or, to the extent required to be considered by applicable law, its affiliates) manages assets for the company or an employee group of the company or otherwise has an interest in the company;

2.              Whether Western or an officer or director of Western or the applicable portfolio manager or analyst responsible for recommending the proxy vote (together, “Voting Persons”) is a close relative of or has a personal or business relationship with an executive, director or person who is a candidate for director of the company or is a participant in a proxy contest; and

3.              Whether there is any other business or personal relationship where a Voting Person has a personal interest in the outcome of the matter before shareholders.

Voting Guidelines

Western Asset’s substantive voting decisions turn on the particular facts and circumstances of each proxy vote and are evaluated by the designated research analyst or portfolio manager.  The examples outlined below are meant as guidelines to aid in the decision making process.

Guidelines are grouped according to the types of proposals generally presented to shareholders.  Part I deals with proposals which have been approved and are recommended by a company’s board of directors; Part II deals with proposals submitted by shareholders for inclusion in proxy statements; Part III addresses issues relating to voting shares of investment companies; and Part IV addresses unique considerations pertaining to foreign issuers.

I.                                                                 Board Approved Proposals

The vast majority of matters presented to shareholders for a vote involve proposals made by a company itself that have been approved and recommended by its board of directors.  In view of the enhanced corporate governance practices currently being implemented in public companies, Western Asset generally votes in support of decisions reached by independent boards of directors.  More specific guidelines related to certain board-approved proposals are as follows:

1                 Matters relating to the Board of Directors

Western Asset votes proxies for the election of the company’s nominees for directors and for board-approved proposals on other matters relating to the board of directors with the following exceptions:

a.                                      Votes are withheld for the entire board of directors if the board does not have a majority of independent directors or the board does not have nominating, audit and compensation committees composed solely of independent directors.

b.                                      Votes are withheld for any nominee for director who is considered an independent director by the company and who has received compensation from the company other than for service as a director.

c.                                       Votes are withheld for any nominee for director who attends less than 75% of board and committee meetings without valid reasons for absences.

d.                                      Votes are cast on a case-by-case basis in contested elections of directors.

2.                                      Matters relating to Executive Compensation

Western Asset generally favors compensation programs that relate executive compensation to a company’s long-term performance.  Votes are cast on a case-by-case basis on board-approved proposals relating to executive compensation, except as follows:

a.              Except where the firm is otherwise withholding votes for the entire board of directors, Western Asset votes for stock option plans that will result in a minimal annual dilution.

b.              Western Asset votes against stock option plans or proposals that permit replacing or repricing of underwater options.

c.               Western Asset votes against stock option plans that permit issuance of options with an exercise price below the stock’s current market price.

d.              Except where the firm is otherwise withholding votes for the entire board of directors, Western Asset votes for employee stock purchase plans that limit the discount for shares purchased under the plan to no more than 15% of their market value, have an offering period of 27 months or less and result in dilution of 10% or less.

3.              Matters relating to Capitalization

The management of a company’s capital structure involves a number of important issues, including cash flows, financing needs and market conditions that are unique to the circumstances of each company.  As a result, Western Asset votes on a case-by-case basis on board-approved proposals involving changes to a company’s capitalization except where Western Asset is otherwise withholding votes for the entire board of directors.

a.              Western Asset votes for proposals relating to the authorization of additional common stock.

b.              Western Asset votes for proposals to effect stock splits (excluding reverse stock splits).

c.               Western Asset votes for proposals authorizing share repurchase programs.

4.              Matters relating to Acquisitions, Mergers, Reorganizations and Other Transactions

Western Asset votes these issues on a case-by-case basis on board-approved transactions.

5.              Matters relating to Anti-Takeover Measures

Western Asset votes against board-approved proposals to adopt anti-takeover measures except as follows:

a.              Western Asset votes on a case-by-case basis on proposals to ratify or approve shareholder rights plans.

b.              Western Asset votes on a case-by-case basis on proposals to adopt fair price provisions.

6.              Other Business Matters

Western Asset votes for board-approved proposals approving such routine business matters such as changing the company’s name, ratifying the appointment of auditors and procedural matters relating to the shareholder meeting.

a.                  Western Asset votes on a case-by-case basis on proposals to amend a company’s charter or bylaws.

b.                  Western Asset votes against authorization to transact other unidentified, substantive business at the meeting.

II.                                                             Shareholder Proposals

SEC regulations permit shareholders to submit proposals for inclusion in a company’s proxy statement.  These proposals generally seek to change some aspect of a company’s corporate governance structure or to change some aspect of its business operations.  Western Asset votes in accordance with the recommendation of the company’s board of directors on all shareholder proposals, except as follows:

1.                                      Western Asset votes for shareholder proposals to require shareholder approval of shareholder rights plans.

2.                                      Western Asset votes for shareholder proposals that are consistent with Western Asset’s proxy voting guidelines for board-approved proposals.

3.                                      Western Asset votes on a case-by-case basis on other shareholder proposals where the firm is otherwise withholding votes for the entire board of directors.

III.                                                         Voting Shares of Investment Companies

Western Asset may utilize shares of open or closed-end investment companies to implement its investment strategies.  Shareholder votes for investment companies that fall within the categories listed in Parts I and II above are voted in accordance with those guidelines.

1.                                      Western Asset votes on a case-by-case basis on proposals relating to changes in the investment objectives of an investment company taking into account the original intent of the fund and the role the fund plays in the clients’ portfolios.

2.                                      Western Asset votes on a case-by-case basis all proposals that would result in increases in expenses (e.g., proposals to adopt 12b-1 plans, alter investment advisory arrangements or approve fund mergers) taking into account comparable expenses for similar funds and the services to be provided.

IV.                                                         Voting Shares of Foreign Issuers

In the event Western Asset is required to vote on securities held in non-U.S. issuers – i.e. issuers that are incorporated under the laws of a foreign jurisdiction and that are not listed on a U.S. securities exchange or the NASDAQ stock market, the following guidelines are used, which are premised on the existence of a sound corporate governance and disclosure framework.  These guidelines, however, may not be appropriate under some circumstances for foreign issuers and therefore apply only where applicable.

1.                                      Western Asset votes for shareholder proposals calling for a majority of the directors to be independent of management.

2.                                      Western Asset votes for shareholder proposals seeking to increase the independence of board nominating, audit and compensation committees.

3.                                      Western Asset votes for shareholder proposals that implement corporate governance standards similar to those established under U.S. federal law and the listing requirements of U.S.

stock exchanges, and that do not otherwise violate the laws of the jurisdiction under which the company is incorporated.

4.                                      Western Asset votes on a case-by-case basis on proposals relating to (1) the issuance of common stock in excess of 20% of a company’s outstanding common stock where shareholders do not have preemptive rights, or (2) the issuance of common stock in excess of 100% of a company’s outstanding common stock where shareholders have preemptive rights.

Part C

Other Information

Item 23. Exhibits

(a) (1) Second Amended and Restated Declaration of Trust of Registrant. Filed as an exhibit to Post-Effective Amendment No. 57 to Registrant’s Registration Statement for Form N-1A (File Nos. 33-24962 and 811-5186) (the “Registration Statement ”), which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(2) Amendment to Declaration of Trust of Registrant. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(b) By-laws of Registrant. Filed as an exhibit to Post-Effective Amendment No. 50 to Registration Statement, which Amendment was filed via EDGAR on February 18, 2005, and is incorporated herein by reference.

(c) None.

(d) (1)(a) Form of Investment Management Agreement among the Registrant, American Skandia Investment Services, Incorporated and Prudential Investments LLC for the various portfolios of the Registrant. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(d)(1)(b) Amended Fee Schedule to Investment Management Agreement. Filed as exhibit to Past-Effective Amendment No. 64 to Registration Statement, which was filed via EDGAR on August 10, 2007 and is incorporated herein by reference.

(d)(2) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Goldman Sachs Asset Management for the AST Goldman Sachs Concentrated Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(3) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Prudential Investment Management, Inc. for the AST Money Market Portfolio. Filed as an exhibit to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, and is incorporated herein by reference.

(4) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Goldman Sachs Asset Management for the AST Goldman Sachs High Yield Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(5) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and T. Rowe Price Associates, Inc. for the AST T. Rowe Price Asset Allocation Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(6) Sub-advisory Agreement among American Skandia Investment Services Incorporated, Prudential Investments LLC and Pacific Investment Management Company for the AST PIMCO Total Return Bond Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(7) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and T. Rowe Price Associates, Inc. for the AST T. Rowe Price Natural Resources Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(8) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Pacific Investment Management Company for the AST PIMCO Limited Maturity Bond Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(9) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and T. Rowe Price International, Inc. for the AST T. Rowe Price Global Bond Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(10) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and William Blair & Company LLC for the AST International Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(11)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and LSV Asset Management for the AST International Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 50 to Registration Statement, which Amendment was filed via EDGAR on February 18, 2005, and is incorporated herein by reference.

(11)(b) Amendment to Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and LSV Asset Management for the AST International Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(12)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and American Century Investment Management, Inc. for the AST American Century Strategic Allocation Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(12)(b) Amendment to Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and American Century Investment Management, Inc. for the AST American Century Strategic Allocation Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(13) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and American Century Investment Management, Inc. for the AST American Century Income & Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(14) Sub-advisory Agreement among American Skandia Investment Services, Incorporated and J. P. Morgan Investment Management, Inc. for the AST JPMorgan International Equity Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(15) Sub-advisory Agreement among American Skandia Investment Services, Incorporated and Hotchkis and Wiley Capital Management LLC for the AST Large-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(16) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Goldman Sachs Asset Management for the AST Goldman Sachs Small-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(17) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Cohen & Steers Capital Management, Inc. for the AST Cohen & Steers Realty Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(18)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Marsico Capital Management, LLC for the AST Marsico Capital Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(18)(b) Amendment to Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Marsico Capital Management, LLC for the AST Marsico Capital Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(19)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Neuberger Berman Management, Incorporated for the AST Neuberger Berman Mid-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(19)(b) Voluntary subadvisory fee waiver arrangement applicable to Portfolios subadvised by Neuberger Berman Management, Incorporated. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(20)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Neuberger Berman Management, Incorporated for the AST Neuberger Berman Mid-Cap Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(20)(b) Voluntary subadvisory fee waiver arrangement applicable to Portfolios subadvised by Neuberger Berman Management, Incorporated. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(21)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Neuberger Berman Management, Inc. for the AST Small-Cap Growth Portfolio. Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registration Statement, which Amendment was filed via EDGAR on April 29, 2005, and is incorporated herein by reference.

(21)(b) Voluntary subadvisory fee waiver arrangement. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(22)(a) Sub-advisory Agreement among AST Investment Services Incorporated (formerly, American Skandia Investment Services, Inc.), Prudential Investments LLC and Neuberger Berman Management, Incorporated for the AST Neuberger Berman Small-Cap Growth Portfolio. Filed herewith.

(22)(b) Voluntary subadvisory fee waiver arrangement applicable to Portfolios subadvised by Neuberger Berman Management, Incorporated. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(23) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Eagle Asset Management for the AST Small-Cap Growth Portfolio. Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registration Statement, which Amendment was filed via EDGAR on April 29, 2005, and is incorporated herein by reference.

(24) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Massachusetts Financial Services Company for the AST MFS Global Equity Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(25) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Massachusetts Financial Services Company for the AST MFS Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(26) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Goldman Sachs Asset Management for the AST Goldman Sachs Mid-Cap Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(27) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Alliance Capital Management L.P. for the AST AllianceBernstein Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(28) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Sanford C. Bernstein & Co., LLC for the AST AllianceBernstein Managed Index 500 Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(29) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Alliance Capital Management L.P. for the AST Alliance Growth and Income Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(30)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Federated Investment Counseling for the AST Federated Aggressive Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(30)(b) Amendment to Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Federated Investment Counseling for the AST Federated Aggressive Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(31) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Lee Munder Investments, Ltd. for the AST Small-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 50 to Registration Statement, which Amendment was filed via EDGAR on February 18, 2005, and is incorporated herein by reference.

(32) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and J.P. Morgan Investment Management, Inc. for the AST Small-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 50 to Registration Statement, which Amendment was filed via EDGAR on February 18, 2005, and is incorporated herein by reference.

(33) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Deutsche Asset Management, Inc. for the AST DeAM Large-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(34) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Lord Abbett & Co. for the AST Lord Abbett Bond-Debenture Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(35) Sub-advisory Agreement among American Skandia Investment Services, Incorporated and Sanford C. Bernstein & Co., LLC for the AST AllianceBernstein Core Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(36) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Deutsche Asset Management, Inc. for the AST DeAM Small-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(37) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and First Trust Advisors, L.P. for the AST First Trust Balanced Target Portfolio. Filed as an Exhibit to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, and is incorporated herein by reference.

(38) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and First Trust Advisors, L.P. for the AST First Trust Capital Appreciation Target Portfolio. Filed as an Exhibit to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, and is incorporated herein by reference.

(39)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and LSV Asset Management for the AST Advanced Strategies Portfolio. Filed as an exhibit to Post-Effective Amendment No. 57 to Registration Statement, which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(39)(b) Amendment to Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and LSV Asset Management for the AST Advanced Strategies Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(40) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and William Blair & Company LLC for the AST Advanced Strategies Portfolio. Filed as an exhibit to Post-Effective Amendment No. 57 to Registration Statement, which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(41) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and T. Rowe Price Associates, Inc. for the AST Advanced Strategies Portfolio. Filed as an exhibit to Post-Effective Amendment No. 57 to Registration Statement, which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(42) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Marsico Capital Management, LLC for the AST Advanced Strategies Portfolio. Filed as an exhibit to Post-Effective Amendment No. 57 to Registration Statement, which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(43) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Pacific Investment Management Company LLC for the AST Advanced Strategies Portfolio. Filed as an exhibit to Post-Effective Amendment No. 57 to Registration Statement, which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(44) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Pacific Investment Management Company LLC for the AST High Yield Portfolio. Filed as an exhibit to Post-Effective Amendment No. 57 to Registration Statement, which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(45) Sub-advisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Incorporated), Prudential Investments LLC and UBS Global Asset Management (Americas), Inc. for the AST UBS Dynamic Alpha Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(46) Sub-advisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Incorporated), Prudential Investments LLC and Federated MDTA LLC, for the AST Federated Aggressive Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(47) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Marsico Capital Management, LLC, for the AST International Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(48) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Thornburg Investment Management, Inc., for the AST International Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(49) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Dreman Value Management LLC, for the AST Small-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(50) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Dreman Value Management LLC, for the AST Large-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(51) Amended and Restated Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC, Salomon Brothers Asset Management, and ClearBridge Advisors, LLC, for the AST Small-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(52)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and J.P. Morgan Investment Management, Inc., for the AST Large-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(52)(b) Amendment to Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and J.P. Morgan Investment Management, Inc., for the AST Large-Cap Value Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(53)(a) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and T. Rowe Price Associates, Inc., for the AST T. Rowe Price Large-Cap Growth Portfolio. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(53)(b) Voluntary Subadvisory Fee Waiver Arrangement. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(d)(54) Sub-advisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Incorporated), Prudential Investments LLC and CLS Investment Firm, LLC for the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio.  To be filed by amendment.

(d)(55) Sub-advisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Incorporated), Prudential Investments LLC and Horizon Investments, LLC for the AST Horizon Growth Asset Allocation Portfolio and the AST Horizon Moderate Asset Allocation Portfolio.  To be filed by amendment.

(d)(56) Sub-advisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Incorporated), Prudential Investments LLC and Niemann Capital Management, Inc. for the AST Niemann Capital Growth Asset Allocation Portfolio.  To be filed by amendment.

(d)(57)(a) Sub-advisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Incorporated), Prudential Investments LLC and Western Asset Management Company for the AST Western Asset Core Plus Bond Portfolio.  To be filed by amendment.

(d)(57)(a) Sub-advisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Incorporated), Prudential Investments LLC and Western Asset Management Company Limited for the AST Western Asset Core Plus Bond Portfolio.  To be filed by amendment.

(e)(1) Sales Agreement between Registrant and American Skandia Life Assurance Corporation. Filed as an Exhibit to Post-Effective Amendment No. 25 to Registration Statement, which Amendment was filed via EDGAR on March 2, 1998, and is incorporated herein by reference.

(2) Sales Agreement between Registrant and Kemper Investors Life Insurance Company. Filed as an Exhibit to Post-Effective Amendment No. 20 to Registration Statement, which Amendment was filed via EDGAR on December 24, 1996, and is incorporated herein by reference.

(f) None.

(g)(1) Custodian Agreement dated July 1, 2005 between the Registrant and PFPC Trust Company. Filed as an Exhibit to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, and is incorporated herein by reference.

(2) Transfer Agency Services Agreement dated July 1, 2005 between the Registrant and PFPC Inc. Filed as an Exhibit to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, and is incorporated herein by reference.

(h) (1) Amended Administration Agreement between Registrant and Provident Financial Processing Corporation. Filed as an Exhibit to Post-Effective Amendment No. 25 to Registration Statement, which Amendment was filed via EDGAR on March 2, 1998, and is incorporated herein by reference.

(2) Service Agreement between American Skandia Investment Services, Incorporated and Kemper Investors Life Insurance Company. Filed as an Exhibit to Post-Effective Amendment No. 21 to Registration Statement, which Amendment was filed via EDGAR on February 28, 1997, and is incorporated herein by reference.

(3) Amended and Restated Participation Agreement dated June 8, 2005 among American Skandia Life Assurance Corporation, American Skandia Trust, American Skandia Investment Services, Incorporated, Prudential Investments LLC, American Skandia Marketing, Inc., and Prudential Investment Management Services LLC. Filed as an Exhibit to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, and is incorporated herein by reference.

(4) Amended and Restated Participation Agreement dated June 8, 2005 among Pruco Life Insurance Company of New Jersey, American Skandia Trust, American Skandia Investment Services, Inc., Prudential Investments LLC, American Skandia Marketing, Inc., and Prudential Investment Management Services LLC. Filed as an Exhibit to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, and is incorporated herein by reference.

(5) Amended and Restated Participation Agreement dated June 8, 2005 among Pruco Life Insurance Company, American Skandia Trust, American Skandia Investment Services, Inc., Prudential Investments LLC, American Skandia Marketing, Inc., and Prudential Investment Management Services LLC. Filed as an Exhibit to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, and is incorporated herein by reference.

(i) Opinion of Counsel for the Registrant. Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registration Statement, which Amendment was filed via EDGAR on April 29, 2005, and is incorporated herein by reference.

(j) Consent of Independent Registered Public Accounting Firm. Filed herewith.

(k) None.

(l) Certificate re:  initial $100,000 capital. Filed as an Exhibit to Post-Effective Amendment No. 25 to Registration Statement, which Amendment was filed via EDGAR on March 2, 1998, and is incorporated herein by reference.

(m) None.

(n) None.

(p) (1) Form of Code of Ethics of Registrant pursuant to Rule 17j-1. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(2) Form of Code of Ethics and Personal Securities Trading Policy of Prudential Investment Management Inc., Prudential Investments LLC and Prudential Investment Management Services LLC. Incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 49 to the Registration Statement of Jennison Sector Funds, Inc. on Form N-1A (File No. 2-72097) filed via EDGAR on January 31, 2006.

(3) Form of Code of Ethics of Alliance Capital Management L.P. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(4) Form of Code of Ethics of American Century Investment Management, Inc. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(5) Form of Code of Ethics of Cohen & Steers Capital Management, Inc. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(6) Form of Code of Ethics of Deutsche Asset Management, Inc. Filed as an Exhibit to Post-Effective Amendment No. 43 to Registration Statement, which Amendment was filed via EDGAR on December 10, 2001, and is incorporated herein by reference.

(7) Form of Code of Ethics of Federated Investment Counseling. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(8) Form of Code of Ethics of Federated Global Investment Management Corp. Filed as an Exhibit to Post-Effective Amendment No. 46 to Registration Statement, which Amendment was filed via EDGAR on February 28, 2003, and is incorporated herein by reference.

(9) Form of Code of Ethics of Goldman Sachs Asset Management, L.P. Filed as an Exhibit to Post-Effective Amendment No. 39 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2001, and is incorporated herein by reference.

(10) Form of Code of Ethics of Hotchkis and Wiley Capital Management LLC. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(11) Form of Code of Ethics of J. P. Morgan Investment Management, Inc. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(12) Form of Code of Ethics of Lord, Abbett & Co. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(13) Form of Code of Ethics of Marsico Capital Management, LLC. Filed as an Exhibit to Post-Effective Amendment No. 45 to Registration Statement, which Amendment was filed via EDGAR on May 1, 2002, and is incorporated herein by reference.

(14) Form of Code of Ethics of Massachusetts Financial Services Company. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(15) Form of Code of Ethics of Neuberger Berman Management, Inc. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(16) Form of Code of Ethics of Pacific Investment Management Company LLC. Filed as an Exhibit to Post-Effective Amendment No. 39 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2001, and is incorporated herein by reference.

(17) Form of Code of Ethics of T. Rowe Price Associates, Inc. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(18) Form of Code of Ethics of T. Rowe Price International, Inc. Filed as an Exhibit to Post-Effective Amendment No. 38 to Registration Statement, which Amendment was filed via EDGAR on February 15, 2001, and is incorporated herein by reference.

(19) Form of Code of Ethics of LSV Asset Management. Filed as an exhibit to Post-Effective Amendment No. 50 to Registration Statement, which Amendment was filed via EDGAR on February 18, 2005, and is incorporated herein by reference.

(20) Form of Code of Ethics of Lee Munder Investments, Ltd. Filed as an exhibit to Post-Effective Amendment No. 50 to Registration Statement, which Amendment was filed via EDGAR on February 18, 2005, and is incorporated herein by reference.

(21) Form of Code of Ethics of Eagle Asset Management. Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registration Statement, which Amendment was filed via EDGAR on April 29, 2005, and is incorporated herein by reference.

(22) Form of Code of Ethics of William Blair & Company, LLC. Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registration Statement, which Amendment was filed via EDGAR on April 29, 2005, and is incorporated herein by reference.

(23) Form of Code of Ethics of First Trust Advisors, L.P. Filed as an Exhibit to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, and is incorporated herein by reference.

(24) Form of Code of Ethics of UBS Global Asset Management (Americas), Inc. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(25) Form of Code of Ethics of Thornburg Investment Management, Inc. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(26) Form of Code of Ethics of ClearBridge Advisors, LLC. Incorporated by reference to Exhibit (p)(10) to Post-Effective Amendment No. 55 to the Registration Statement of The Prudential Series Fund on Form N-1A (File No.2-80896) filed via EDGAR on April 27, 2007.

(27) Form of Code of Ethics of Dreman Value Management, LLC. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(p)(28)  Form of Code of Ethics of CLS Investment Firm, LLC.  To be filed by amendment.

(p)(29)  Form of Code of Ethics of Horizon Investments, LLC. To be filed by amendment.

(p)(30)  Form of Code of Ethics of Niemann Capital Management, Inc.  To be filed by amendment.

(p)(31)  Form of Code of Ethics of Western Asset Management Company.  To be filed by amendment.

(p)(32)  Form of Code of Ethics of Western Asset Management Company Limited.  To be filed by amendment.

 (q) Powers of Attorney. Filed as an exhibit to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

ITEM 24 .         Persons Controlled By or Under Common Control with Registrant

Registrant does not control any person within the meaning of the Investment Company Act of 1940. Registrant may be deemed to be under common control with its investment manager and its affiliates because a controlling interest in Registrant is held of record by American Skandia Life Assurance Corporation. See Registrant’s Statement of Additional Information under “Management and Advisory Arrangements” and “Other Information.”

ITEM 25.          Indemnification

Section 5.2 of the Registrant’s Second Amended and Restated Declaration of Trust provides as follows:

The Trust shall indemnify each of its Trustees, Trustee Emeritus, officers, employees, and agents (including persons who serve at its request as directors, officers, employees, agents or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, trustee emeritus, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to be liable to the Trust or its Shareholders by reason of having acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts, that (i) such person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and (ii) is not liable to the Trust or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties; or the trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that (x) if the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person, and (y) based upon a review of readily available facts such trustee, officer, employee or agent did not engage in willful misfeasance, gross negligence or reckless disregard of duty. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.2, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification and, provided further, that the Trust shall have obtained protection, satisfactory in the sole judgment of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), against losses arising out of such advance payments or such Trustees, or independent legal counsel, in a written opinion, shall have determined, based upon a review of readily available facts that there is reason to believe that such person will be found to be entitled to such indemnification.

With respect to liability of the Investment Manager to Registrant or to shareholders of Registrant’s Portfolios under the Investment Management Agreements, reference is made to Section 13 or 14 of each form of Investment Management Agreement filed herewith or incorporated by reference herein.

With respect to the Sub-Advisors’ indemnification of the Investment Manager and its affiliated and controlling persons, and the Investment Manager’s indemnification of each Sub-advisor and its affiliated and controlling persons, reference is made to Section 14 of each form of Sub-Advisory Agreement filed herewith or incorporated by reference herein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant or expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 26.          Business and Other Connections of Investment Adviser

AST Investment Services, Incorporated (“ASTI”), One Corporate Drive, Shelton, Connecticut 06484, and Prudential Investments LLC (“PI”), Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102, serve as the co- investment managers to the Registrant. Information as to the business and other connections of the officers and directors of ASTI is included in ASTI’s Form ADV (File No. 801-40532), including the amendments to such Form ADV filed with the Commission, and is incorporated herein by reference. Information as to the business and other connections of the officers and directors of PI is included in PI’s Form ADV (File No. 801-3110), including the amendments to such Form ADV filed with the Commission, and is incorporated herein by reference.

ITEM 27.          Principal Underwriter

Registrant’s shares are currently offered only to insurance company separate accounts as an investment option for variable annuity contracts and variable life insurance policies.  The Trust has no principal underwriter or distributor.

ITEM 28.          Location of Accounts and Records

Records regarding the Registrant’s securities holdings are maintained at Registrant’s Custodian, PFPC Trust Company, Airport Business Center, International Court 2, 200 Stevens Drive, Philadelphia, Pennsylvania 19113. Certain records with respect to the Registrant’s securities transactions are maintained at the offices of the various sub-advisors to the Registrant. The Registrant’s corporate records are maintained at its offices at Gateway Center 3, 100 Mulberry Street, Newark NJ 07102.

ITEM 29.          Management Services

None.

ITEM 30.          Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this  Registration Statement under Rule 485 under the Securities Act of 1933 and that it has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, and State of New Jersey, on the 26th day of October, 2007.

ADVANCED SERIES TRUST

By:	*John P. Schwartz
John P. Schwartz
Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 64 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

*DAVID R. ODENATH, JR.	President (Principal Executive Officer) and Trustee
David R. Odenath, Jr.

*GRACE C. TORRES	Treasurer (Principal Financial and Accounting Officer)
Grace C. Torres

*SAUL K. FENSTER	Trustee
Saul K. Fenster

*DELAYNE DEDRICK GOLD	Trustee
Delayne Dedrick Gold

*ROBERT F. GUNIA	Trustee and Vice President
Robert F. Gunia

*W. SCOTT MCDONALD, JR	Trustee
W. Scott McDonald, Jr.

*THOMAS T. MOONEY	Chairman and Trustee
Thomas T. Mooney

*THOMAS M. O’BRIEN	Trustee
Thomas M. O’Brien

*JOHN A. PILESKI	Trustee
John A. Pileski

*F. DON SCHWARTZ	Trustee
F. Don Schwartz

*By: /s/ John P. Schwartz		October 26, 2007
John P. Schwartz
Assistant Secretary, Attorney-in-fact

Exhibit Index

Exhibit Number	Description
(j)	Consent of Independent Registered Accounting Firm

Advanced Series Trust
(formerly American Skandia Trust)
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

October 26, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Sally Samuel

Re:     Registration Statement on Form N-1A of Advanced Series Trust (the “Registration Statement”) (Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186) Post-Effective Amendment No. 65 to the Registration Statement under the Securities Act of 1933 and Amendment No. 67 to the Registration Statement under the Investment Company Act of 1940

Dear Ms. Samuel:

On behalf of Advanced Series Trust (the “Trust”), pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Post-Effective Amendment No. 65 to the Registration Statement under the 1933 Act and Amendment No. 67 to the Registration Statement under the 1940 Act (the “Amendment”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  This filing is intended to respond to comments received from the Commission Staff with respect to the Rule 485(a) filing made as of August 10, 2007 (the “Initial Filing”) and to make certain non-material changes.  I have reviewed the Amendment and it does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.  Please note that the Trust recently filed post-effective Amendment No. 64 to the Registration Statement on Wednesday October 24, 2007 designating an effective date of Friday October 26, 2007.

The Amendment is not intended to amend the Trust’s prospectuses or statements of additional information, dated May 1, 2007 and as amended and supplemented to date, relating to any of the other investment portfolios of the Trust.   The Amendment has been tagged to indicate changes from the Initial Filing.  The Commission Staff’s comments, and our responses thereto, are set out below.

1.                                                                                       Comment:  Please include a letter containing Tandy representations with the filing.

Response:  The requested Tandy representations are included below in this letter.

2.                                                       Comment:  In the “Risk Return Summary,” to the extent investing in derivatives is a principal risk of investing in the Portfolios, please include disclosure to the effect that each Portfolio will comply with all applicable asset segregation requirements when using derivatives.

Response:  The requested change has been made.

3.                          Comment:  In the “Risk Return Summary,” please disclose only the principal risks of investing in the Portfolios and remove all disclosure relating to non-principal risks of investing in the Portfolios.

Response:   Certain non-principal risks have been deleted from the “Risk Return Summary.”  Such section contains disclosure relating only to the principal risks of investing in the Portfolios

4.                                                       Comment:  In the “Shareholder Transaction Expenses” table in the prospectus, please change the references from “NONE” to “N/A”.

Response:  The requested change has been made.

5.                                                       Comment:  In the “Annual Fund Operating Expenses” table in the prospectus, please use a smaller font for the text appearing in the corresponding footnotes.

Response:  The requested change has been made.

6.                                                       Comment:  In the “Expense Examples” table in the prospectus, please delete all references to the five year and ten year time periods in accordance with the requirements of Form N-1A.

Response:  The requested change has been made.

7.                                                       Comment:  Please fix the formatting irregularities on page 20 of the prospectus.

Response:  The requested change has been made.

8.                                                       Comment:  In the “How to Buy and Sell Shares of the Portfolios—Frequent Purchases and Redemptions of Portfolio Shares” section, please add disclosure to the effect that the Trust has entered shareholder information agreements with participating insurance companies as required by Rule 22c-2 under the Investment Company Act pursuant to which the participating insurance companies agree to: (i) provide certain information regarding contract owners who engage in transactions involving Portfolio shares and (ii) execute any instructions from the Trust to restrict or prohibit further purchases or exchanges of Portfolio shares by contract owners who have been identified by the Trust as having engaged in transactions in Portfolio shares that violate the Trust’s frequent trading policies and procedures..

Response:  The requested disclosure has been added to the prospectus.

9.                                                       Comment:  In the “Certain Risk Factors and Investment Methods” section, please include disclosure to the effect that each Portfolio will comply with all applicable asset segregation requirements when using derivatives.

Response:  The requested disclosure has been added to the prospectus

10.                                                 Comment:  Please disclose the Trust’s website in the prospectus.

Response:  The Trust’s website is disclosed in the prospectus.

11.                                                 Comment:  Please include all disclosure regarding portfolio manager conflicts of interest, portfolio manager compensation, and portfolio manager securities holdings in the SAI as required by Item 15 of Form N-1A.

Response:  The requested disclosure has been added to the SAI.

12.                                                 Comment:  Please identify the Securities Act file number for registration statement filings that have been incorporated by reference as exhibits to Part C of the Registration Statement.

Response:  The requested change has been made.

13.                                                 Comment:  Delete all double incorporations by reference for all exhibits to Part C of the Registration Statement.

Response:  The requested change has been made.

* * * * *

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Trust may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Sincerely yours,

/s/ John P. Schwartz
John P. Schwartz

cc:	Kathryn L. Quirk

Jonathan D. Shain

Christopher Palmer